Exhibit 99.1

IAMGOLD CORPORATION

Unlocking Shareholder Value

ANNUAL REPORT 2011

IAMGOLD

CORPORATION

Unlocking

Shareholder

Value

ANNUAL REPORT 2011

IAMGOLD is a leading, mid-tier gold mining company, producing approximately one million ounces of gold annually from five mines (including joint ventures) on three continents. The Company also owns a niobium mine and a rare earth resource in the Canadian province of Quebec. To grow from this strong base, IAMGOLD has a pipeline of development and exploration projects and continues to assess accretive acquisition opportunities. IAMGOLD’s growth plans are strategically focused in certain regions of Canada, select countries of South America and in West Africa.

Operating and Financial Highlights

	000000000000	000000000000

	2011	2010

Production
Attributable gold production (oz)	972,000	967,000
Attributable gold production from continuing operations (oz)	896,000	728,000
Average realized gold price[1] ($/oz)	1,555	1,260
Cash cost[1,2] ($/oz)	636	534
Gold margin[1,2] ($/oz)	919	726
Niobium production (000s of kg)	4,632	4,343
Niobium margin[2] ($/kg)	15	18

Financial
Net earnings[3] ($ millions)	806.7	262.6
Net earnings from continuing operations[3] ($ millions)	391.3	215.9
Net earnings from continuing operations[3] per share ($/share)	1.04	0.58

1 Continuing gold operations

2 Non-GAAP measures

3 Attributable to equity shareholders

Table of Contents
2 Executive Leadership Team
3 Performance Scorecard
4 Key Operations at a Glance
6 Chairman’s Message
7 President and Chief Executive Officer’s Message
9 Unlocking Shareholder Value

 10      Expand and Optimize Existing Mines

 12      Improve Productivity

 14      Capitalize on Acquisition Opportunities

 16      Pursue Exploration Plays

 18      Surface Full Value of Niobec Inc.

 20      Exploit Rare Earth Potential

IAMGOLD’S strategies for unlocking shareholder value
22 The Talent Imperative
23 Health, Safety and Sustainability
24 2011 Mineral Reserves and Resources
27 Directors and Officers
28 Corporate Information
IBC Shareholder Information

All monetary amounts in this report are expressed in U.S. dollars unless otherwise indicated.

Cover:

Left to right – Carol Banducci, Executive Vice President and Chief Financial Officer;

Paul Olmsted, Senior Vice President, Corporate Development; Jeffrey Snow, Senior Vice President and General Counsel

Essakane Gold Mine

Unlocking

Shareholder

Value

In 2011, our Company pursued a winning strategy to unlock shareholder value. Today, IAMGOLD is more agile and focused...

Its growth prospects have never been greater.

IAMGOLD | Annual Report 2011 | 1

Executive Leadership Team

Stephen Letwin	Gordon Stothart	Carol Banducci
President and Chief Executive Officer	Executive Vice President and Chief Operating Officer	Executive Vice President and Chief Financial Officer

Robert Carreau	Michael Donnelly	Benjamin Little	Craig MacDougall
Senior Vice President Health, Safety and Sustainability	Senior Vice President, Exploration	Senior Vice President, Corporate Affairs	Vice President, Exploration

Denis Miville-Deschenes	Paul Olmsted	Jeffery Snow	Lisa Zangari
Senior Vice President, Project Development	Senior Vice President, Corporate Development	Senior Vice President and General Counsel	Senior Vice President Human Resources

2	IAMGOLD	Annual Report 2011

Performance Scorecard

2011 Objectives

Achieve/exceed gold production target of 1.1 to 1.2 million attributable ounces at a cash cost of $565 to $595 per ounce.

Achieve/exceed niobium production target of 4.5 to 5.0 million kilograms at a margin of $15 to $17 per kilogram.

Strengthen our leadership team and acquire and retain the top talent in the industry.

Continue building our pipeline of potential targets for accretive acquisitions.

Grow reserves and resources to exceed depletion through organic development.

Generate new projects and advance existing projects to the development stage through greenfield exploration.

Continue our relentless commitment to Zero Harm.

2011 Results

Produced 972,000 ounces of gold. Production from continuing operations of 896,000 ounces increased by 23% at an average cash cost of $636 per ounce. (Sold Tarkwa and Damang in the second quarter and Mupane in the third quarter).

Produced 4.6 million kilograms of niobium at a margin of $15 per kilogram.

Put in place succession and leadership plans for top 30 critical positions, such as the appointment of Craig MacDougall to assume leadership of exploration. Filled 124 key technical and professional roles through global recruitment.

Evaluated more than 50 potential opportunities.

Downward adjustment of reserves chiefly due to divestiture of Tarkwa and Damang. Niobium reserves increased by 616%. Declared a 467 million tonne rare earth element (REE) resource.

Brought forward new targets and refined others at Essakane and Rosebel, and completed another leg of work on two advanced exploration plays. Successfully delineated a significant REE zone near Niobec.

Compared to previous year, decreased the number of days-away injuries by 29% and the total-recordable-injury rate by 7%.

2012 Objectives

Achieve/exceed gold production target of 840,000 to 910,000 attributable ounces at a cash cost of $670 to $695 per ounce.

Advance organic expansion at Rosebel, Essakane and Sadiola.

Complete development of Westwood for a production start in early 2013.

Grow gold reserves and resources through organic expansion and greenfield exploration, adding at least 1 million ounces to resources.

Continue building our pipeline of potential accretive gold acquisitions.

Achieve/exceed niobium production target of 4.6 to 5.1 million kilograms at a margin of $15 to $17 per kilogram.

Advance the feasibility study for the expansion of Niobec.

Evaluate options for exploiting our large REE resource near Niobec.

Continue to build our pipeline of global talent through leadership development, succession planning, and strategic talent acquisition and retention strategies.

Continue our relentless commitment to Zero Harm.

IAMGOLD | Annual Report 2011 | 3

Key Operations at a Glance

IAMGOLD’s Mining Interests

Mine	Location	Operator	IAMGOLD Ownership	2011 Attributable Production (ozs)	Remaining Mine Life (Est. Years)
Rosebel	Suriname	IAMGOLD	95%	385,000	14
Essakane	Burkina Faso	IAMGOLD	90%	337,000	14
Mouska	Canada	IAMGOLD	100%	24,000	1+
Sadiola	Mali	Contracted by AngloGold Ashanti	41%	121,000	8+
Yatela	Mali	Contracted by AngloGold Ashanti	40%	29,000	1
Westwood	Canada	IAMGOLD	100%	Commencing production in 2013	19
TOTAL				896,000
Niobec Inc.	Canada	IAMGOLD	100%	4,632,000 kg of Niobium	46

Reserves and Resources Summary

Gold Operations	Attributable Contained Ounces of Gold (000s)*
	Dec. 31, 2011	Dec. 31, 2010
Total proven and probable reserves	13,300	14,037
Total measured and indicated resources (includes mineral reserves)	18,198	18,140
Total inferred resources	5,789	7,209
*Comparative figures exclude discontinued operations.

Niobium Operation	Contained Nb2O5 (million kg)
	Dec. 31, 2011	Dec. 31, 2010
Total proven and probable reserves	1,746	244
Total measured and indicated resources*	2,014	244
Total inferred resources	547	316
*Measured and indicated resources are inclusive of proven and probable reserves for 2010, and 98% inclusive of probable reserves for 2011.

Rare Earth Resources	Contained TREO* (million kg)
	Dec. 31, 2011	Dec. 31, 2010
Total inferred resources	7,702	Resource not confirmed until February 2012
* TREO (total rare earth oxides).

4	IAMGOLD	Annual Report 2011

Rosebel Gold Mine

Comparing 2011 to 2010, the percentage of attributable gold production from mines we owned and operated at the time has increased to more than 80% from approximately 60%.

IAMGOLD | Annual Report 2011 | 5

Chairman’s Message

Effective Leadership

President and Chief Executive Officer Steve Letwin saw the value and growth prospects of this company early on and expressed frustration with its market valuation. It was not long afterwards that the wheel was set in motion for unlocking shareholder value through a clearly defined strategic plan. What is most gratifying to me, and I know I speak on behalf of the Board, is the speed at which strategies, backed by sound risk management, are being executed in this company.

Since the beginning of 2010, the Board of Directors has approved a 317% increase in IAMGOLD’S annual dividend payout to $0.25 a share, reflecting our robust cash flow profile and positive outlook. We have a strong balance sheet with no debt and $2 billion in available liquidity to fund continued growth. With the sale of our minority interests in two mines in Ghana last year, we have a much more focused company and greater control over options for maximizing return on capital. During the year, the Board supported major expansion projects at our core gold mines and an aggressive exploration program. Outside of the gold business, we look forward to the expansion at Niobec, following a more than 600% increase in niobium reserves, and the exciting opportunities that may unfold as we explore options for exploiting our rare earth discovery.

This year, we welcomed a new non-executive member to our Board of Directors, following the departure of long-standing board member Peter Jones in May 2011. Peter had been a member of the Board since 2006, and we thank him for his support over the years. Our new board member is Timothy Snider, Chairman of Cupric Canyon Capital, LLC. Tim has had a lengthy career in the mining industry, including President and Chief Operating Officer of both Phelps Dodge and Freeport-McMoRan. He currently serves on the board of Compama de Minas Buenaventura, S.A., the largest mining company in Peru. We know we will benefit from his insight and breadth of experience.

Looking ahead, and after seeing the value unlocked in 2011, we are confident that this company has the leadership it needs to stay focused on maximizing return on capital as it executes its growth strategy. On behalf of the Board, I thank Steve, his executive team and the employees throughout the organization for their continued hard work and dedication.

William D. Pugliese

Chairman

IAMGOLD Corporation

6	IAMGOLD	Annual Report 2011

President and Chief Executive Officer’s Message

Unlocking Shareholder Value

We produced 972,000 attributable ounces of gold, with Essakane driving production from continuing operations up by 23%, and our Niobec mine produced 4.6 million kilograms of niobium. Despite the bleak macroeconomic backdrop, gold margins increased by 27%, benefiting from a 23% increase in the price of gold and a focus on cost containment.

With robust cash flow and expectations for continued strong performance, we increased dividends twice in 2011. The annual dividend payout of $0.25 a share at the end of 2011 represents a 317% increase over the payout rate at the beginning of 2010. Because we believe in deploying capital to create maximum value for shareholders, we will continue, for as long as it is sustainable, to grow the business and increase the dividend.

A year ago, I said we would produce a winning strategy to unlock shareholder value. We wanted to focus more on the core assets we own and operate so that we could do a better job at increasing productivity and deploying capital. So we sold our 18.9% interest in the Tarkwa and Damang mines in Ghana for $667 million, along with other non-core assets, including the La Arena project in Peru and the Mupane mine in Botswana, for $70 million in cash. Comparing 2011 to 2010, the percentage of attributable gold production from mines we owned and operated at the time increased to more than 80% from approximately 60%. These transactions tripled our cash and bullion position to $1.3 billion, which, along with our $500 million line of credit, gives us substantial liquidity to finance the growth of our gold business.

We also said we would unlock the value of Niobec, a prized asset but valued at a deep discount by the market. Niobium is a unique commodity that does not have the same allure as gold, and, at the time, was not well understood by investors. Earlier this year, we confirmed a more than 600% increase in niobium reserves and the potential tripling of annual production. On an after-tax basis, the net asset value is estimated at $1.6 billion to $1.8 billion, and as time passes, its value continues to grow. Today, Niobec is the subject of heightened interest whenever I meet with investors from anywhere in the world.

Our success at unlocking value in our gold and niobium operations reflects the foresight of an exceptionally talented leadership team, combined with good timing and unconstrained execution. Speed of execution is becoming a core competency at this company and is putting us on an exciting growth path. Overriding this focus on growth is our commitment to health, safety and sustainability under the umbrella of our Zero Harm framework. I commend all of our employees for their hard work and tireless efforts to protect our people, our environment and the communities in which we operate.

The repositioning of our gold portfolio is aligned with our strategy to own and operate the majority of our mines, where we can extract the most value through organic expansion. Mine optimization is focused on expanding the crushing and grinding capacity so we can do a more efficient job at processing the harder rock encountered as we mine deeper. And exploration on the natural extensions of the ore bodies lets us bring in additional resources while leveraging existing infrastructure and prior capital investments. Over the next three years, we plan to invest $1.8 billion to expand and optimize our resources at Essakane, Rosebel and Sadiola and to complete the work required to bring Westwood into production in early 2013. While Westwood will drive our overall gold production beyond one million ounces in 2013, we will begin to see production benefits from organic expansion in 2014 and 2015.

IAMGOLD	Annual Report 2011	7

President and Chief Executive Officer’s Message continued

In addition to an aggressive brownfield expansion program, we are accelerating our exploration program. In 2011, we completed nearly 495,000 metres of drilling, including our advanced Kalana and Siribaya projects in Mali and eight early-stage greenfield projects. Building on the success of our exploration program last year, we increased our 2012 budget to $131 million, the most aggressive in the Company’s history. We are focused on regions where we have the greatest familiarity, including several countries in South America and in prospective areas near our Essakane and Rosebel mines. Working with junior explorers is also part of our strategy, and last year we invested $20 million in minority stakes in three exploration companies with gold projects in Colombia’s prolific Middle Cauca gold belt. Gold plays in Colombia are increasingly attractive; I know the region very well and have had good business experiences there. The mining potential is largely untapped, and the government has taken measures to improve security and attract foreign investment. With foreign investment increasing by 56% in 2011, the World Bank ranks Colombia among the top Latin American business climates.

Given the significant opportunity for organic expansion in our gold business, we are targeting a 10% compound annual growth rate in gold production over the next five years. As well, we continue to search for quality acquisition opportunities, and in 2011 alone, we evaluated more than 50 potential targets. That we have not yet bought anything reflects our philosophy that return on capital trumps production growth. If we cannot find a company that meets our hurdle rate, we will use the capital in other ways to enhance shareholder returns, including future increases in dividends.

The year 2012 will be an exciting one for Niobec, as we advance the feasibility study based on the block-caving mining method. The expansion development project will be entirely self-funded by Niobec through several sources, including a $250 million credit facility and possibly debt financing through the issuance of a Niobec bond. Our plan to sell a 10%-20% minority interest to a strategic investor was put on hold after the European debt crisis chilled the markets and interested parties were hoping for a bargain price. Selling an interest in the business at a discount price would not be maximizing return on capital for shareholders. As financial conditions improve and we de-risk the project, we may again consider monetizing a portion.

A year ago, we would never have guessed that our rare earth element (REE) zone adjacent to Niobec hosted what we believe to be the largest known REE deposit outside of China. Intrigued at the prospect of having a meaningful REE resource, we executed two drilling programs in 2011. Earlier this year we confirmed a 467 million tonne inferred rare earth resource, grading 1.65% total rare earth oxides. Depending on the results of a scoping study, future development would be self-funded in the same manner as Niobec, which may include joint venture partnerships and strategic alliances. The close proximity of this resource to our existing Niobec infrastructure, access to rail and water shipping, and our long history in the region provide a distinct speed-to- market advantage.

In our quest to unlock shareholder value, we have reinvented ourselves. Our company is more agile and focused – its growth and value-creation prospects have never been greater. In a world where the number of significant high-grade deposits is dwindling, the combination of a gold portfolio with natural extensions, a niobium powerhouse and a rare earth discovery is a significant advantage. At the same time, cost escalation is a clear and present challenge, and for that reason 2012 will be the year we tackle productivity improvements with renewed vigour.

Stephen J.J. Letwin

President and Chief Executive Officer

8	IAMGOLD	Annual Report 2011

Unlocking Shareholder Value

Heading into 2011, we said we would…

1

…. focus on mines we own and operate so we

can advance projects at a faster rate, improve operating efficiency, and better manage how we deploy our capital.

2

…. divest non-core assets that are not a strategic fit and/or are not generating the type of returns we want for our shareholders.

3

…. confirm the true value of Niobec, which had been significantly undervalued by the market, and move it outside of our core gold business.

4

…. deploy excess cash to

create maximum value for our shareholders.

During the year we…

1

…. sold our 18.9% interest in the Tarkwa and Damang mines for $667 million in cash as we had little say in the deployment of capital and were restricted in our ability to effect changes to improve operating performance.

2

…. sold our 100% owned Mupane Mine in Botswana, the La Arena project in Peru and two royalties, including the Magistral gold royalty on properties in Mexico, for $70 million in cash.

3

…. confirmed a 616% increase in niobium mineral reserves to 1.7 billion kilograms with the potential tripling of annual production. The after-tax net asset value of Niobec is estimated at between $1.6 billion and $1.8 billion. We established Niobec as a stand-alone entity through the creation of Niobec Inc., 100% owned by IAMGOLD.

…. discovered that our rare earth resource located next to Niobec was potentially the largest outside of China.

4

…. increased dividends twice in 2011. The annual dividend payout of $0.25 a share at the end of 2011 represents a 317% increase over the payout rate at the beginning of 2010.

IAMGOLD | Annual Report | 9

OUR STRATEGY	/	1

Expand and Optimize Existing Mines

The prospects for organic expansion are substantial and will drive production growth over the next few years.

We are streamlining our throughput as our flagship operations transition to hard rock and we prepare for the next phase of growth that will come from a portfolio of assets rich with natural extensions. Maximizing the potential of what we already have is the best way to grow and create value in the near term. By leveraging the existing infrastructure and our knowledge of the operations, we can execute faster, reduce risk and be more cost effective. Over the next three years we will invest $1.8 billion to expand our current gold mines and optimize resources.

The Rosebel Gold Mine in Suriname is on its fourth expansion in seven years. The focus is on optimizing the open pit mine because mill throughput would decline as we encounter an increasing proportion of hard rock. By expanding the plant’s crushing and grinding capacity we can maintain annual mill throughput at between 12 million and 14 million tonnes. This will accelerate production from existing reserves to between 400,000 and 450,000 ounces a year over a shorter period of time, compared to declining production in future years without expansion.

The next phase of growth at Rosebel is even more exciting as we expand outwards in the district. In December, we reached an agreement in principle with the Government of Suriname on the terms and conditions governing the expansion and the incorporation of future satellite resources. This was a key milestone and points to the collaborative relationship we have with the government. We expect to reach a mutually beneficial definitive agreement later this year, which will be followed by a feasibility study.

The transition to harder rock is also behind the expansion project at Essakane. There, we expect to double the hard rock processing rate to 10.8 million tonnes per year, resulting in average annual gold production of 350,000 ounces, compared to falling production in later years without expansion. While near-mine resources at the Essakane Main Zone did not prove to be as extensive as originally modeled, we are focused on a number of satellite resources within economic haul distance of the Essakane plant. We have a large exploration concession block of close to 1,300 square kilometres and have identified significant exploration potential beyond the known resources, which will be aggressively pursued in 2012.

Our Sadiola gold mine in Mali has produced more than 7 million ounces of gold in the past 15 years. Together with our partner AngloGold Ashanti, we are planning an expansion project that will double the remaining mine life to 15 years by mining the hard sulphide ore beneath the oxide zone in the existing Sadiola pit. We have reached a memorandum of understanding with the Malian government with favourable fiscal and electricity terms and this year expect to begin constructing a processing facility capable of processing increased quantities of hard rock. As with Rosebel and Essakane, we see great potential for bringing in resources from satellite deposits in the region.

10	IAMGOLD	Annual Report 2011

Rosebel Gold Mine

Expanding and optimizing existing mines is the best opportunity for near term growth.

STRATEGY IN ACTION

Westwood On Track

The Westwood project in Quebec is on track to commence production in 2013. We are changing the mining method from open stoping to cut and fill, which, although a more labour-intensive technique, offers a number of advantages, such as lower dilution, improved flexibility and more confidence in production. The mine is expected to produce between 120,000 and 140,000 ounces initially, ramping up to 200,000 ounces by 2017.

IAMGOLD | Annual Report 2011 | 11

OUR STRATEGY	/	2

Improve Productivity

Whether it is discovering, developing or operating a mine, rising commodity prices and a tight labour market are putting upward pressure on costs. The cost of fuel, labour and other consumables accounts for approximately 70% of our total mining costs.

Although we did change our cash cost guidance during the year, we met our final guidance with an average cash cost of $636 an ounce for continuing operations. Cost escalation hit the mining industry hard last year – averaging 22% for our peer group – so we will be more mindful of the challenges and uncertainties faced by the gold industry when setting our guidance going forward, as we never again want to reset our cost guidance in mid-year.

While oil and foreign currency hedges help to give us short-term protection from cost volatility, improving the way we work is more effective in the longer term. “Improving productivity” is the new mantra for 2012 and is at the heart of a new program we are rolling out to enhance the leadership capabilities of front-line supervisors at all of our mine sites. Through proper training and support we expect greater initiative in identifying opportunities to optimize mill capacity and improve mill throughput. This is critical because growing production at the lowest possible cost is even more challenging as we transition to harder ore.

Following are some examples of key initiatives at our mine sites.

Rosebel: An improvement in operating efficiency last year allowed us to maximize the time that the primary mining equipment was engaged in actual production activity. And this year, the expansion of the gravity circuit, combined with a reduction in bottlenecks and an improvement in gold recoveries, will lead to further efficiencies.

Essakane: The streamlining of the processing facility last year resulted in the mill consistently processing at a rate of more than 15% above name-plate capacity. And following the brief water shortage prior to the start of the rainy season, we enhanced pumping capacity and increased water storage capacity by 50%. In 2012, the conversion to a new model of ball mill liner will reduce the number and duration of shutdowns, resulting in higher mill availability, higher production, and reduced costs.

Sadiola: The conversion of the mill motor to variable speed drive and the use of a portable crusher to begin crushing ore prior to its reaching the processing plant have enabled us to process up to 40% of the higher-grade hard ore contained in stockpiles, compared to 15% previously.

Niobec: With a payback of less than 18 months, the installation of a service hoist in the shaft will allow for a 10% increase in production. And we expect the increased efficiency resulting from the development of new internal ore passes to generate annual savings of $250,000.

By tackling productivity improvement much more aggressively at all our mine sites, we are confident we can meet our cash cost guidance of $670 to $695 an ounce for 2012.

12	IAMGOLD	Annual Report 2011

IAMGOLD
Santé - Sécurité

Essakane Gold Mine

In 2012 we will tackle productivity with renewed vigour.

STRATEGY IN ACTION

Exploring Options to Reduce Power Costs

As we transition to harder ore at Rosebel, Essakane and Sadiola, the demand for power increases. To address the increase in power costs associated with mining harder ore, we are assessing the viability of investing in self-generative power systems, such as solar power.

IAMGOLD | Annual Report 2011 | 13

OUR STRATEGY	/	3

Capitalize on Acquisition Opportunities

In five to six years we would like to be producing between 1.6 million and 1.8 million ounces of gold, a target that we feel we can achieve through a combination of brownfield expansion, exploration and acquisitions.

With a strong cash flow profile, $2 billion in available liquidity, and no debt, we have the ability to execute on a range of targets, but we will remain disciplined when it comes to acquisitions. We think we have the best mergers and acquisitions team in our league. They have a discerning eye for value and a deep understanding of the gold business. Extensive due diligence investigations are carried out on the most promising targets, with comprehensive and sound assessments of the operations on a stand-alone basis, an examination of the potential synergies and prospects for successful integration, and an eye for the exploration upside. The result is a track record of creating significant value through acquisitions. From 2003 to 2009 we acquired our core assets for $1.9 billion and have spent $1.5 billion on development. To date, the cash flow generated and the proceeds from the sale of some of the assets amount to $2.7 billion. Add the average $6 billion to $7 billion valuation that analysts attribute to the mines we still own, and we have created more than $5 billion in shareholder value (see illustration of this value on the opposite page). And this does not take into account the unrealized value from our ongoing exploration efforts over that time, along with the upside potential of Niobec and the benefits of the rare earth element zone on the Niobec property package.

While acquisitions drove IAMGOLD’s growth in the early years, it is a different world today. The opportunities to buy a reasonably priced quality asset in a high gold price environment are few and far between. Our periscope is up in select countries in South America and North America. Acquisitions in West Africa are a lesser priority right now since the region accounts for approximately 60% of our cash flow, and we want to shift the mix to one that is more geographically balanced. We will consider anything from exploration stage projects to a producing mine, preferably ones where we can add value through our knowledge, development expertise and exploration capabilities. An optimal target for a stand-alone project would be a company or property with a potential reserve of more than two million ounces, exploration upside, and annual production of 150,000 to 200,000 ounces at a minimum, with the potential for future growth. The best acquisition will be an attractive asset in a region where we have an established presence and that meets our required return on investment.

14	IAMGOLD	Annual Report 2011

Investment
Cost of Acquisitions (2003–2009)
$1.9B
Capital Spend
$1.5B
$3.4B
Value Created
Asset Sales
$0.9B
Operating Cash Flow (Generated from Acquired Assets)
$1.8B
2012 Net Asset Value (Analyst Consensus)
$6–$7B of assets still owned by IAMGOLD
$8.7–$9.7B

* Asset sales include Tarkwa Damang, Mupane.

A track record of building value.

STRATEGY IN ACTION

Acquisition History

Acquired from Repadre Capital in 2003:

- Tarkwa and Damang (sold in 2011)

Acquired from Cambior in 2006:

- Rosebel
- Doyon/Mouska/Westwood
- Niobec
- Mupane (sold in 2011)

Acquired EURO Ressources in 2008

Acquired Essakane from Orezone Resources in 2008

Prospective exploration lands

Canada
U.S.
West
Africa
South
America

IAMGOLD | Annual Report 2011 | 15

OUR STRATEGY	/	4

Pursue Exploration Plays

Since the inception of IAMGOLD 20 years ago exploration has been a mainstay of organic growth.

Building on last year’s successes, our $131 million exploration program this year is the most ambitious program in the Company’s history. Of the total budget, $54 million is earmarked for greenfield exploration. We have 20 projects and targets at various stages of exploration. The 670,000-metre drilling program this year is focused mainly on aggressive near-mine campaigns at Essakane and Rosebel and at the Westwood development, as well as at our most advanced greenfield projects – Kalana and Siribaya.

Greenfield exploration has high-value transformational growth potential. Investing in this avenue of growth, in combination with the steady incremental resource and reserve expansions generated by near-mine exploration, has become even more important in a world where the pace of significant new discoveries has fallen and the industry is faced with developing ever-lower-grade deposits.

We expect this to be a pivotal year for our advanced Kalana project in Mali, as we aim to establish a National Instrument 43-101 compliant inferred resource of at least 2 million ounces, which is necessary to vest in the joint venture. We have committed $12.5 million to this project in 2012, which includes 60,000 metres of planned drilling. Owing to the high nugget effect characterizing the gold mineralization, we will be undertaking additional technical studies to provide confidence in the resource model that we are developing.

When it comes to establishing a footprint in new geographic frontiers, we are focused on select countries in South America, West Africa and the Canadian provinces of Quebec and Ontario. We search in highly prospective regions where the potential is unquestioned and we have a competitive advantage. Exploration in areas close to existing operations, such as Rosebel and Essakane, are of specific interest.

Near-mine, or brownfield, exploration accounts for 60% of our budget as we see significant growth potential beyond our known resources. Although exploration on the extensions and flanks of the Essakane Main Zone produced mixed results in 2011, we are very excited about the district potential and the prospects of bringing in added resources. This year, we plan on drilling over 200,000 metres at Essakane, with about 50,000 metres in the immediate mine area and at Falangountou. Already we are seeing encouraging results on targets developed on the mine permit, and there is extensive potential on the 1,283-square-kilometre concession block surrounding the mine permit. In 2012, the focus will be on known and newly identified gold anomalous trends in three target areas within 15 kilometres of the existing mine infrastructure. This is a multi-year exploration program with priority given to those targets and trends that may provide new oxide resources. The search has started with targets closest to the infrastructure and, over time, will extend outwards.

16	IAMGOLD	Annual Report 2011

IAMGOLD
ROSEBEL GOLD MINES N.V.

Rosebel Gold Mine

Greenfield exploration has high-value transformational growth potential.

STRATEGY IN ACTION

Investing in Promising New Plays

The unprecedented level of exploration in the gold industry, reflecting record gold prices, makes it challenging to find new discoveries. To adapt to this reality, our business model contemplates taking equity positions in promising junior companies. For example, we invested $20 million in three junior gold exploration companies in Colombia last year. Comprising district-scale land packages in Colombia's prolific Middle Cauca gold belt, these companies control early-stage projects with attributes characteristic of the type of opportunities we look for.

2012 IAMGOLD Exploration Budget

$131M

Greenfields $54M

Brownfields $77M

IAMGOLD | Annual Report 2011 | 17

OUR STRATEGY	/	5

Surface Full Value of Niobec Inc.

A year ago, we were frustrated that the market could not understand the value of Niobec, which, as it turned out, was only the tip of the iceberg.

That set us on a mission to unlock value, and in February of 2012 we announced the results of a pre-feasibility study confirming our view of the asset, estimated to have an after-tax valuation of $1.6 billion to $1.8 billion. Compared to the consensus valuation by analysts of $300 million to $500 million at the beginning of 2011, we identified more than a billion dollars in shareholder value by re-examining the way we work and taking a hard look at the underlying assets.

By changing from the current underground mining method to an alternate bulk mining method, we will lower operating costs substantially and extract a significantly larger proportion of the total ore body. The pre-feasibility study indicated that block caving would be the most attractive bulk mining method from both an economic and an operating risk standpoint. Block caving is a mass mining method that allows for the bulk mining of large ore bodies. It is characterized by caving and extraction of a massive volume of rock. Based on the block-caving scenario, probable reserves increased by more than 600% to 1.7 billion kilograms of niobium. The transition to block caving is expected to triple production in the next four to five years and to improve margins substantially.

The permitting process has been initiated; we will complete the feasibility study in 2013, and we are projecting a production start for the new processing facility by 2017. We are confident we can move the project forward without delay. We have a 35-year history of operating in the Saguenay region of Quebec and have well-established relationships with the community and government. Support for the project is widespread, reflecting the substantial economic and employment benefits it will provide.

The capital costs of the expansion project are estimated at $976 million – with the project to be entirely funded outside of the gold business. In 2011, we established a financing framework that includes a number of financing options, and in February 2012 we entered into a $250 million unsecured credit facility.

An expansion project of this magnitude is extremely exciting for our company and is an opportunity to return significant value to our shareholders. The market fundamentals are highly attractive – from 2000 to 2010, demand for niobium has grown at a 10% compound annual growth rate, prices are stable, and we are one of only three major niobium producers in the world.

18	IAMGOLD	Annual Report 2011

Niobec Inc.

STRATEGY IN ACTION

Niobium Provides Significant Benefits

Although niobium represents a very small percentage of the total cost of steel, it adds tremendous value. For example, adding only $9 worth of niobium to the manufacture of a vehicle will reduce its weight by 100 kilograms and improve operating efficiency by 5%.

Confirmed a 616% increase in probable niobium reserves, the potential tripling of annual production, and $1.6 billion to $1.8 billion after-tax net asset value.

Using niobium to enhance steel:

> Adds strength
> Lightens weight
> Enhances flexibility
> Improves durability
> Reduces costs

IAMGOLD | Annual Report 2011 | 19

OUR STRATEGY	/	6

Exploit Rare Earth Potential

A year ago, we would never have guessed that the rare earth zone adjacent to Niobec hosted a rare earth deposit that was potentially the largest in the world outside of China.

Based on earlier drilling campaigns carried out in the 1980s, we originally only thought that a commercially viable deposit might be possible. Following a nearly 14,000-metre drill campaign in 2011, we announced in February 2012 an inferred rare earth resource of 467 million tonnes, grading 1.65% total rare earth oxides.

These rare and exotic elements, with names like cerium, lanthanum, neodymium and europium, are used in many everyday applications and are integral to a wide range of fast growing industries, particularly the high tech and green energy sectors. Hybrid and electric cars can contain 20–25 pounds of rare earths – found in catalytic converters, rechargeable batteries and LCD screens.

Magnets made from neodymium and dysprosium are the strongest in the world and can increase the efficiency of wind turbines by 25%. Some rare earth elements (REEs) have been classified by the U.S. Department of Energy as critical materials and are expected to be in short supply over the next ten years. Approximately 98% of our inferred resource comprises light rare earths, such as neodymium, which is one of the five critical REEs expected to be in short supply over the coming decade.

The principal factor behind the shortage is China. China currently accounts for about 95% of the world’s supply of REEs. In 2010, the country reduced its export quotas by 40% to ensure sufficient supply for its burgeoning technology industry. This prompted a global race to find new sources of supply that could be taken to market. Deposits in mining-friendly jurisdictions and close to existing infrastructure are hard to come by, and the location of our REE resource provides a speed-to-market advantage. In addition to its proximity to Niobec, we have access to a large skilled population, an established and very competitively priced hydro power source, an existing road and rail infrastructure and close proximity to deep-water ports with ocean access.

The next step for us is to complete the scoping study to define the significance of the deposit and determine the most appropriate development strategy moving forward. In terms of developing this resource and bringing it to market, we will explore funding strategies, such as joint venture partnerships and strategic alliances that do not impact our gold business.

20	IAMGOLD	Annual Report 2011

STRATEGY IN ACTION

Rare Earth Elements

The rare earth elements are a group of 17 chemical elements that appear in the periodic table. REE deposits contain all 17 elements, but their distribution and proportions vary by deposit. Their rarity comes from the difficulty in finding them in a high enough concentration that makes them viable to mine. Demand is growing at 9% to 15% a year, and by 2015 the market is expected to double to $4 billion to $6 billion.

Rare earths are integral to fast growing industries – particularly high tech and green energy.

Rare Earth Elements

MN ZX 2456

IAMGOLD | Annual Report 2011 | 21

The Talent Imperative

It is no secret that the best companies are the most productive –

a function of their human engines.

Staffing a company from one corner of the globe to another with exceptional talent is challenging. That’s why we’ve been working hard to evolve our culture into one with the power to attract and retain people in pursuit of high productivity.

A cultural shift is taking place at our company – by design. We are creating a culture where people are empowered and engaged; they have a sense of ownership that is vital to innovation. Cross-functional teams work effectively to solve problems, ideas are shared freely, and teams are unified with a common vision and common goals. When people know that their voices count, and when they see opportunity for growth and development, they come to work with a sense of purpose. Our cultural shift begins at the top with senior executives who walk the talk every day, and cascades out to supervisors and team leaders who encourage employees to speak out, to challenge the status quo, and to be accountable.

The success of a cultural change like this requires more than an edict from above; it hinges on real change in supervisory leadership. This year, we are launching a new program, the Supervisory Leadership and Development

Program. It will be rolled out across our operations on three continents over a three-year period. It’s a new approach – it’s relevant and it’s credible. Our supervisors want to participate in a program designed to make them more effective at managing, motivating and empowering the people who work for them. Developed in partnership with Queen’s University and a cohort of learning and development consultants, the program is highly customized for our mining operations. The technical and supervisory modules include leadership, communication, performance measurement, risk management, productivity, and health and safety. In addition, we’ve built into the program a “train-the-trainer” component to sustain internal expertise at delivering the program indefinitely.

When people come to IAMGOLD and experience a culture that lets them flourish, word gets out. While we spend a lot of time promoting our distinct culture to recruiters and talent search partners, word of mouth trumps everything. We know that high productivity and outstanding talent are intertwined. That’s why we’re so excited about our changing culture. Is it imperative? Yes.

22	IAMGOLD	Annual Report 2011

Health, Safety and Sustainability

As we advance our strategic growth initiatives, we remain committed to the overriding principle of Zero Harm. We make every effort to return employees home safely every day, and we empower them to make decisions critical to attaining this goal.

We accept that our business has an impact on the environment, and we explore, develop and operate our sites in such a way that when we leave, the land can be returned to its pre-mining use or to an alternate productive state. We understand that communities want responsible mining operators, which is why we encourage our stakeholders to partner with us in decision-making.

Evolving Health and Safety Culture

Staying the course with our innovative Mind, Body, Achievement (MBA) program, we focused both on improving supervisor safety leadership skills and on achieving excellence on our key performance indicators in safety. As a result, our teams collectively exceeded their planned targets by 116% and our Total Recordable Injury Rate decreased by 7%. Our performance against these indicators demonstrates that our safety culture is evolving. The Essakane and Rosebel construction teams completed 2011 with over 590,000 combined hours without any serious injuries, and Mouska completed 1,000 days without any compensable injuries. Despite these successes, we were saddened by a fatality among our contractor drilling team at Rosebel at the beginning of 2011. We have concluded investigations to understand the circumstances and to prevent a recurrence.

Protecting Our Environment

We have trained and empowered our employees to identify and manage any process that is non-compliant with our commitment to protecting the environment. As an example, at our Rosebel operation each employee carries a Company-issued “Stop” card that can be deployed in any situation in which adherence to our sustainability policy is not being practised. We extended this authority to the local community by having a committee of representatives participate in our site environmental inspections.

Partnership Approach to Community Relations

We engage directly with our host communities to enable them to participate in the benefits of mining. And we partner with governments and non-governmental organizations to deliver more effective and sustainable development projects. This is exemplified by our five-year, C$7.6 million partnership with Plan Canada, which leverages CIDA funding to deliver a training program to youth at risk throughout Burkina Faso. Initiatives like this provide good value to the host country, while maintaining our social licence to operate and opening doors for us as a partner of choice around the world. In this way we are doing the right thing, while also doing good business.

IAMGOLD	Annual Report 2011	23

2011 Mineral Reserves and Resources

Mineral resources (“resources”) and mineral reserves (“reserves") have been estimated as at December 31, 2011 pursuant to Canadian securities regulatory requirements, specifically the requirements of National Instrument 43-101 and the definitions of resources and reserves incorporated therein. Consistent with National Instrument 43-101, resources are divided into “inferred," “indicated" and “measured" based on the level of geological confidence in the mineralization, and reserves into "probable" and "proven" upon at least a pre-feasibility study having been undertaken on the indicated and measured resources. Measured and indicated resources are inclusive of proven and probable reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability and are not guaranteed to have economic viability. Inferred resources are too speculative geologically to have any economic considerations applied to them that would allow a translation into reserves.

Cautionary Notes to U.S. Investors

The United States Securities and Exchange Commission (“SEC") limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. IAMGOLD uses certain terms in the Annual Report, such as “measured," “indicated," or "inferred," which may not be consistent with the reserve definitions established by the SEC. U.S. investors are urged to consider closely the disclosure in the IAMGOLD Annual Reports on Forms 40-F filed with the SEC.

GOLD MINERAL RESERVES

100% BASIS

As at December 31, 2011	PROVEN			PROBABLE

	Tonnes (000)	Grade (g/t)	Contained ounces (000)	Tonnes (000)	Grade (g/t)	Contained ounces (000)

Rosebel[1]	102,417	1.0	3,321	83,964	1.0	2,710
Essakane[2]	—	—	—	109,245	1.1	3,858
Sadiola[3]	10,382	2.1	683	96,727	1.6	4,922
Yatela[4]	930	0.6	19	2,001	1.8	113
Doyon Division[5]	59	12.3	23	104	12.4	42
Quimsacocha[7]	—	—	—	8,098	6.5	1,682

Total proven reserves	113,788	1.1	4,046
Total probable reserves	300,139	1.4	13,327
Total proven and probable reserves	413,927	1.3	17,373

ATTRIBUTABLE RESERVES

As at December 31, 2011	PROVEN			PROBABLE

	Tonnes (000)	Grade (g/t)	Contained ounces (000)	Tonnes (000)	Grade (g/t)	Contained ounces (000)

Rosebel[1] (95%)	97,296	1.0	3,155	79,766	1.0	2,575
Essakane[2] (90%)	—	—	—	98,320	1.1	3,472
Sadiola[3] (41%)	4,257	2.1	280	39,658	1.6	2,018
Yatela[4] (40%)	372	0.6	8	800	1.8	45
Doyon Division[5] (100%)	59	12.3	23	104	12.4	42
Quimsacocha[7] (100%)	—	—	—	8,098	6.5	1,682

Total proven reserves	101,984	1.1	3,466
Total probable reserves	226,746	1.3	9,834
Total proven and probable reserves	328,730	1.3	13,300

24	IAMGOLD	Annual Report 2011

GOLD MINERAL RESOURCES

(Inclusive of Mineral Reserves)

100% BASIS

As at December 31, 2011	MEASURED			INDICATED			INFERRED

	Tonnes (000)	Grade (g/t)	Contained ounces (000)	Tonnes (000)	Grade (g/t)	Contained ounces (000)	Tonnes (000)	Grade (g/t)	Contained ounces (000)

Rosebel[1]	158,043	1.0	4,849	105,072	1.0	3,276	13,876	0.7	293
Essakane[2]	—	—	—	139,620	1.1	4,735	24,128	1.1	885
Sadiola[3]	21,906	1.4	958	150,109	1.6	7,508	45,040	1.6	2,258
Yatela[4]	1,048	0.8	26	2,782	2.3	201	806	2.8	73
Doyon Division[5]	375	5.4	65	925	5.9	175	1,597	5.7	291
Westwood[6]	—	—	—	779	12.3	308	9,411	11.3	3,407
Quimsacocha[7]	—	—	—	9,935	6.6	2,107	299	6.3	61

Total measured resources	181,372	1.0	5,898
Total indicated resources	409,222	1.4	18,310
Total measured and indicated resources	590,594	1.3	24,208
Total inferred resources	95,157	2.4	7,268

ATTRIBUTABLE RESOURCES

As at December 31, 2011	MEASURED			INDICATED			INFERRED

	Tonnes (000)	Grade (g/t)	Contained ounces (000)	Tonnes (000)	Grade (g/t)	Contained ounces (000)	Tonnes (000)	Grade (g/t)	Contained ounces (000)

Rosebel[1] (95%)	150,141	1.0	4,607	99,818	1.0	3,112	13,182	0.7	278
Essakane[2] (90%)	—	—	—	125,658	1.1	4,262	21,715	1.1	797
Sadiola[3] (41%)	8,981	1.4	393	61,545	1.6	3,078	18,466	1.6	926
Yatela[4] (40%)	419	0.8	10	1,113	2.3	81	322	2.8	29
Doyon Division[5] (100%)	375	5.4	65	925	5.9	175	1,597	5.7	291
Westwood[6] (100%)	—	—	—	779	12.3	308	9,411	11.3	3,407
Quimsacocha[7] (100%)	—	—	—	9,935	6.6	2,107	299	6.3	61

Total measured resources	159,916	1.0	5,075
Total indicated resources	299,773	1.4	13,123
Total measured and indicated resources	459,689	1.2	18,198
Total inferred resources	64,992	2.8	5,789

[1]

Rosebel mineral reserves have been estimated as of December 31, 2011 using a $1,200/oz gold price, and mineral resources have been estimated as of December 31, 2011 using a $1,400/oz gold price and have been estimated in accordance with NI 43-101.

[2]

Essakane mineral reserves have been estimated as of December 31, 2011 using a $1,200/oz gold price, and mineral resources have been estimated as of December 31, 2011 using a $1,400/oz gold price and have been estimated in accordance with NI 43-101.

[3]

Sadiola mineral reserves have been estimated as of December 31, 2011 using a US$1,100/oz gold price, and mineral resources have been estimated as of December 31, 2011 using a US$1,600/oz gold price and have been estimated in accordance with JORC code.

[4]

Yatela mineral reserves have been estimated as of December 31, 2011 using a US$1,300/oz gold price, and mineral resources have been estimated as of December 31, 2011 using a US$1,300/oz gold price and have been estimated in accordance with JORC code.

[5]

The Doyon Division includes mineral reserves from the Mouska Gold Mine and resources from both the Doyon and Mouska gold mines. Mouska mineral reserves have been estimated as of December 31, 2011 using a $1,200/oz gold price, and mineral resources have been estimated as of December 31, 2011 using $1,400/oz gold price. Resources and reserves have been estimated in accordance with NI 43-101.

[6]	Westwood mineral resources have been estimated as of May 2011 using a gold cut-off of 6.0 grams per tonne over a minimum width of two metres and have been estimated in accordance with NI 43-101.

[7]

Quimsacocha mineral resources have been estimated as at July 2008 using a gold cut-off of 3.0 grams per tonne, and mineral reserves have been estimated using a US$750/oz gold price and have been estimated in accordance with NI 43-101.

IAMGOLD	Annual Report 2011	25

2011 Mineral Reserves and Resources (continued)

NIOBIUM MINERAL RESERVES AND RESOURCES1, 2, 3, 4, 5, 6

As at December 31, 2011

	Tonnes (000)	Grade % Nb2O5	Contained Nb2O5 (million kilograms)

Niobec (100%)

Probable reserves	419,208	0.42	1,746
Measured resources	235,269	0.44	1,028
Indicated resources	250,233	0.39	986
Measured and indicated resources	485,502	0.41	2,014
Inferred resources	155,376	0.35	547

[1]

Measured and indicated resources are 98% inclusive of probable reserves. Under the block-caving scenario around 2% of the measured and indicated resources included in the probable reserves are slightly below the cut-off of 0.20% Nb2O5 per tonne (before recovery) used for resource reporting. This material represents only 5.8 million tonnes, averaging 0.18% Nb2O5 for 10 million kilograms of Nb2O5 contained.

[2]

In mining operations, measured and indicated resources that are not mineral reserves are considered uneconomic at the price used for reserves estimations but are deemed to have a reasonable prospect of economic extraction.

[3]

Mineral reserves have been estimated as at December 31, 2011 using the block-caving scenario from the pre-feasibility study, using $45 per kilogram of Niobium and include dilution material. Mineral resources have been estimated using a cut-off of 0.20% Nb2O5 per tonne (before recovery) under the block-caving scenario.

[4]

There is a large volume of the material within the planned block caving that has a measured resource classification. However, due to the uncertainty associated with estimating material movement within the cave, a probable classification has been applied to the reserve.

[5]

Inferred and unclassified mineral resource material will be mined from the block-caving scenario, and segregation of the material is not possible. The inferred and unclassified material is considered to carry grade that is similar to that of the measured and indicated resources, though the material has insufficient certainty to be classified as a measured and indicated resource. For the purpose of estimating the mineral reserves, which by CIM definitions include diluting materials, tonnage of this inferred and unclassified material has been included. This material is considered to be mineralized dilution, which will be included in the mineral reserve estimate and within the production plan.

[6]	Mineral reserves and mineral resources have been estimated in accordance with NI 43-101.

Gold and Niobium Technical Information and Qualified Person

Mineral resource and mineral reserve estimates have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”), and JORC. The “Qualified Person” responsible for the supervision of the preparation and review of all resource estimates for IAMGOLD Corporation is Réjean Sirois, Eng., Manager, Mining Geology. Réjean is considered a “Qualified Person” for the purposes of National Instrument 43-101 with respect to the mineralization being reported. The technical information has been included herein with the consent and prior review of the above-noted Qualified Person. The Qualified Person has verified the data disclosed and the data underlying the information or opinions contained herein.

RARE EARTH RESOURCES1

As at December 31, 2011

	Tonnes (000)	Grade TREO (%)	Contained TREO (million kilograms)

St–Honoré, Québec (100%)

Inferred resources	466,800	1.65	7,702

[1]

Mineral resources have been estimated as of December 31, 2011 using 0.5 % TREO cut-off and have been estimated in accordance with NI 43-101. Mineral resources are reported in situ, unconfined and undiluted.

REE Technical Information and Qualified Person

Mineral resource estimates have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”), JORC and/or SAMREC. The “Qualified Person” responsible for the supervision of the preparation and review of this information is Marie-France Bugnon, P. Geo., General Manager, Exploration. Marie-France is considered a “Qualified Person” for the purposes of National Instrument 43-101 with respect to the technical information being reported. The “Qualified Person” responsible for the estimation of the mineral resources is Pierre Jean Lafleur, Eng., principal consultant of P.J. Lafleur Géo-Conseil Inc (“PJLGC”) of Ste-Thérèse, Québec. Pierre Jean is an independent person considered a “Qualified Person” for the purposes of National Instrument 43-101 with respect to the technical information being reported. The technical information has been included herein with the consent and prior review of the above-noted Qualified Person. The Qualified Person has verified the data disclosed and the data underlying the information or opinions contained herein. Core assays are performed on core sawed or split in half. The samples were assayed by using sodium peroxide fusion and Inductively Coupled Plasma Mass Spectrometry (ICP-MS) for lanthanides over upper limit, and re-assayed by sodium peroxide fusion and a combination of Inductively Coupled Plasma Optical Emission Spectrometry (ICP-OES) and ICP-MS for 55 elements. Assays were carried out at SGS Canada Inc. of Lakefield, Ontario, and Actlabs Ltd. of Ancaster, Ontario. Certified reference material, duplicate and blanks were inserted in the sample sequence for quality control.

26	IAMGOLD	Annual Report 2011

Directors and Officers

DIRECTORS

William D. Pugliese

Chairman, IAMGOLD Corporation

Aurora, Ontario

Stephen J.J. Letwin

President and Chief Executive Officer

Toronto, Ontario

Derek Bullock[2]

Corporate Director

Fenelon Falls, Ontario

John E. Caldwell[1,3]

Corporate Director

Toronto, Ontario

Donald K. Charter[1,2]

President and CEO of

Corsa Coal Corporation

Toronto, Ontario

W. Robert Dengler[2,3,4]

Corporate Director

Aurora, Ontario

Guy Dufresne[1,4]

Corporate Director

Boucherville, Quebec

Mahendra Naik[1,2]

Chief Financial Officer,

Fundeco Inc.

Private Investment

Chartered Accountant

Unionville, Ontario

John Shaw[3,4]

Corporate Director

Sydney, Australia

Timothy R. Snider

Corporate Director

Tuscon, Arizona, USA

OFFICERS

Stephen J.J. Letwin

President and Chief Executive Officer

P. Gordon Stothart

Executive Vice President and

Chief Operating Officer

Carol T. Banducci

Executive Vice President and

Chief Financial Officer

Robert Carreau

Senior Vice President,

Health, Safety & Sustainability

Michael Donnelly

Senior Vice President, Exploration

Benjamin Little

Senior Vice President, Corporate Affairs

Denis Miville-Deschênes

Senior Vice President, Project Development

Paul B. Olmsted

Senior Vice President,

Corporate Development

Jeffery A. Snow

Senior Vice President and General Counsel

Lisa Zangari

Senior Vice President, Human Resources

Craig MacDougall

Vice President, Exploration

Pierre Pelletier

Vice President, Metallurgy

Brian Trnkus

Vice President and Corporate Controller

Timothy Bradburn

Associate General Counsel and

Corporate Secretary

[1]	Member of the Audit and Finance

Committee

[2]	Member of the Human Resources

and Compensation Committee

[3]	Member of the Nominating and

Corporate Governance Committee

[4]	Member of the Environmental,

Health and Safety Committee

IAMGOLD	Annual Report 2011	27

Corporate Information

CORPORATE OFFICE

IAMGOLD Corporation

401 Bay Street, Suite 3200

P.O. Box 153

Toronto, Ontario M5H 2Y4

Canada

T: 416 360 4710

TF: 1 888 464 9999

F: 416 360 4750

REGIONAL OFFICE

Quebec

IAMGOLD Corporation

1111 St. Charles Street West

East Tower, Suite 750

Longueuil, Quebec J4K 5G4

Canada

T: 450 677 0040

TF: 1 866 677 0040

F: 450 677 3382

OPERATIONS OFFICES

Suriname

Rosebel Gold Mines N.V.

Herenstraat NR 8

Paramaribo, Suriname

T: +(597) 422 741

F: +(597) 478 447

Ecuador

IAMGOLD Ecuador S.A.

El Tiempo N37-67 y el Comercio

Quito, Ecuador

T: +(593) 2 2468 673

F: +(593) 2 2253 578

Burkina Faso

Essakane S.A.

146, rue 13.49, quartier Zogona

09 BP 11 Ouagadougou 09

Burkina Faso

T: +(226) 50 36 91 44

F: +(226) 50 36 09 24

Canada

Niobec Inc.

3400, route du Columbium

Saint-Honoré-de-Chicoutimi,

Quebec G0V 1L0

Canada

T: 418 673 4694

F: 418 673 3179

Mouska Mine

110, Chemin de la Pause

Cadillac, Quebec J0Y 1C0

Canada

T: 819 759 3664

F: 819 759 3665

EXPLORATION OFFICES

Quebec

IAMGOLD Corporation

BUREAU EXPLORATION - VAL-D’OR

847, 3e Avenue, suite 200,

Val-d’Or, Québec, Canada J9P 1T2

T: 819 825 7500

F: 819 825 7007

Senegal

AGEM Senegal Exploration

Zone 3/Lot A1

Route du Méridien President

BP 5820 Dakar - FANN, Sénégal

T: +(221) 33 820 2533

F: +(221) 33 820 3283

Burkina Faso

ESSAKANE EXPLORATION SARL

99, Rue 13.50, Quartier Zogona

12 BP 168 Ouagadougou 12

Burkina Faso

T: +(226) 5036 3947

Mali

IAMGOLD Corporation/Société de Kalana

3503 Avenue el Quods, BP 2699,

Bamako, Mali

T: +(223) 20 21 2042

Suriname

ROSEBEL GOLD MINE N.V.

Herenstratt NR8

Paramaribo, Suriname

T: +(597) 422 741 ext.2229

Brazil

IAMGOLD Brasil Prospecçāo Mineral Ltda.

Rua Fernandes Tourinho

No 147 SL 902

Funcionarios, CEP 30112-000

Belo Horizonte – MG – Brasil

T: +(55) 31 3282 6690

F: +(55) 31 3282 6685

Peru

IAMGOLD PERU S.A.

Av. Casimiro Ulloa 312

Urb. San Antonio

Miraflores, Lima 18, Peru

T: +(511) 610 7800

F: +(511) 610 7801

Colombia

IAMGOLD Corporation Sucursal Colombia

Carrera 3, 113-52,

Bogotá, Colombia

T: +(57) 1 619 5610

28	IAMGOLD	Annual Report 2011

Shareholder Information

TRANSFER AGENT AND REGISTRAR

Computershare Trust Company of Canada

100 University Ave., 9th Floor, North Tower

Toronto, Ontario M5J 2Y1

T: 416 263 9200

TF: 1 800 564 6253

www.computershare.com

service@computershare.com

AUDITORS

KPMG LLP

SHARES LISTED

Toronto Stock Exchange: Symbol: IMG

New York Stock Exchange: Symbol: IAG

COMPANY FILINGS

www.sedar.com

www.sec.gov

SHARES ISSUED

At December 31, 2011 Total outstanding: 376.0 million Fully diluted: 376.5 million

2011 MARKET PRICES

TSX: IMG C$15.07 to C$23.79 NYSE: IAG $14.69 to $23.88

ANNUAL MEETING

Monday, May 14, 2012 at 4:00 p.m. Grand Banking Hall,

One King West Hotel & Residence 1 King Street West Toronto, ON M5H 1A1

INVESTOR INQUIRIES

Bob Tait

Vice President, Investor Relations T: 416 360 4743

Laura Young

Director, Investor Relations T: 416 933 4952

E: info@iamgold.com

WEBSITE

www.iamgold.com

IAMGOLD’s 2011 Financial Review is provided under separate cover.

FORWARD-LOOKING STATEMENT

This Annual Report contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding expected, estimated or planned gold and niobium production, cash costs, margin expansion, capital expenditures and exploration expenditures, and statements regarding the estimation of mineral resources, exploration results, potential mineralization, and potential mineral resources and mineral reserves) are forward-looking statements. Forward-looking statements are generally identifiable by use of the words “may,” “will,” “should,” “continue,” “expect,” “anticipate,” “estimate,” “believe,” “intend,” “plan” or “project” or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company’s ability to control or predict, that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation, failure to meet expected, estimated or planned gold and niobium production, cash costs, margin expansion, capital expenditures and exploration expenditures, and failure to establish estimated mineral resources, the possibility that future exploration results will not be consistent with the Company’s expectations, changes in world gold markets, and other risks disclosed in IAMGOLD’s most recent Form 40-F/Annual Information Form on file with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Any forward-looking statement speaks only as of the date on which it is made, and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement.

IAMGOLD

CORPORATION

401 Bay Street, Suite 3200, P.O. Box 153

Toronto, Ontario, Canada M5H 2Y4

Toll Free: 1 888 IMG 9999

www.iamgold.com

2011 FINANCIAL REVIEW

Management’s Discussion & Analysis	1

Management’s Responsibility for Financial Reporting	73

Independent Auditor’s Report	74

Consolidated Financial Statements	75

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL POSITION AND RESULTS OF OPERATIONS 2011

INDEX

Executive summary	2
Overview	5
2011 Highlights	6
Reserves and Resources	8
2012 Outlook	10
Summarized financial results	12
Attributable gold production, cash cost and gold margin per ounce	15
Gold sales volume and realized gold price	16
Niobium production, sales and operating margin	16
Financial results	17
Quarterly financial review	20
Market trends	21
Results of operations	24
Development projects	34
Exploration	37
Financial position	43
Disclosure controls and procedures and internal controls over financial reporting	49
Critical accounting estimates	50
Change in accounting policies and future accounting policies	54
Risks and uncertainties	55
Forward-looking statements	59
Supplemental Information	62
Mining operations production data	69

The following Management’s Discussion and Analysis (“MD&A”), dated February 23, 2012, should be read in conjunction with the Company’s annual consolidated financial statements for December 31, 2011 and related notes thereto which appear elsewhere in this report. Beginning January 1, 2011, IAMGOLD Corporation (“IAMGOLD” or the “Company”) reports under International Financial Reporting Standards (“IFRS”). The consolidated financial statements for 2011 have been prepared in accordance with IFRS with comparative information for 2010 restated under IFRS (refer to note 33 in the consolidated financial statements for the 2010 reconciliation from Canadian generally accepted accounting principles (“GAAP”) to IFRS). All figures in this MD&A are in U.S. dollars, unless stated otherwise. Additional information on IAMGOLD Corporation can be found at www.sedar.com or www.sec.gov. IAMGOLD’S securities trade on the Toronto and New York stock exchanges.

IAMGOLD CORPORATION – ANNUAL MD&A –2011

EXECUTIVE SUMMARY

IAMGOLD Corporation (“IAMGOLD,” “IMG,” or the “Company”) is committed to being a global leader in generating superior value for its stakeholders through responsible mining. With respect to corporate social responsibility, IAMGOLD is committed to Zero Harm, in every aspect of its business.

IAMGOLD’s continued focus on Zero Harm was evident in both the overall improved results in the year and the industry recognition received throughout the year. As disclosed in the 2010 MD&A, IAMGOLD had one fatality at the beginning of 2011 and cannot be satisfied until it reaches Zero Harm.

•

In March 2011, IAMGOLD received the 2011 Environmental and Social Responsibility Award from the Prospectors and Developers Association of Canada. This award recognizes accomplishment in environmental protection and in developing good community relations in the mining sector.

•

In May 2011, IAMGOLD was honoured with the 2011 Syncrude Award for Excellence in Sustainable Development for IAMGOLD’s Zero Harm vision. This award promotes the Canadian minerals industry as an active seeker of sustainability solutions that engage and affect the Canadian public.

•	IAMGOLD made the 2011 Maclean’s/Jantzi-Sustainalytics list of the 50 Most Responsible Corporations in Canada for the second year in a row.

•	IAMGOLD also ranked first in the mining industry in Canada’s Best 50 Corporate Citizens in 2011 CSR publication Corporate Knights Magazine Focus on increasing value for its stakeholders.

In 2011, on the strength of record revenues of $1.7 billion, the Company generated record earnings from continuing operations attributable to equity shareholders of $391.3 million ($1.04 per share), an increase of $175.4 million (81%) from 2010, and record operating cash flow from continuing operations of $589.9 million ($1.57 per share) an increase of $242.1 million (70%) from 2010.

In addition to the Company’s exceptional performance from its continuing operations in 2011, IAMGOLD delivered on the following key priorities:

—	Expanding the value of its existing operations
—	Unlocking the value of the Niobec mine and the rare earth elements (“REE”)
—	Divesting of non-core assets

The Company is delivering on its strategy of expanding operations to increase the return from its existing investments. In 2011 the Company incurred $395 million in capital projects and plans on spending $880 million in 2012. Specifically for the gold mines:

—	Westwood – As confirmed by a recently completed development study, Westwood is on track to begin production in early 2013.

—

Essakane – The expansion development study was completed at the end of 2011. Pending resolution of fiscal terms with the Government of Burkina Faso, commencement of construction is planned for early 2012, with completion in the second half of 2013.

—

Sadiola – Significant progress has been made to advance the Sadiola sulphide project. The feasibility study completed in early 2011 is being optimized and is awaiting final approval by the Company’s joint venture partner AngloGold Ashanti. Permits are in place to begin construction.

—

Rosebel – Ongoing capital projects are formulated to maintain mill throughput in the 12-14 million tonne per year range as the operation moves to higher proportions of hard rock. The Company will complete a feasibility study on various aspects of this project during 2012.

The Company reviewed options to unlock the value of the Niobec mine and the REE deposit:

—

In early 2012, the Company achieved positive results from a pre-feasibility study on its wholly-owned subsidiary Niobec Inc. The total probable mineral reserves of niobium increased by 616% to 1,746 million kilograms of contained Nb2O5 using the block-caving scenario.

IAMGOLD CORPORATION – ANNUAL MD&A –2011

—	The pre-feasibility study confirms management’s view of the value of the Niobec asset, estimated to have an after-tax net asset value of $1.6 billion to $1.8 billion.

—

On February 2, 2012 the Company announced that an inferred resource of 466.8 million tonnes at an average grade of 1.65% Total Rare Earth Oxides (“TREO”) was estimated on the REE zone adjacent to its Niobec niobium mine as a result of its 2011 exploration drilling program.

IAMGOLD delivered on its strategy to divest of non-core assets. In 2011, the Company received $737.4 million in cash and recorded after tax gains of $431.0 million:

—	In December 2011, the Company disposed of its investment in two royalties, including the Magistral gold royalty on properties in Mexico, for proceeds of $15.0 million and a gain of $12.4 million

—	In August 2011, the Company completed the disposition of its Mupane gold mine in Botswana for total proceeds of $34.2 million, resulting in net cash proceeds of $6.6 million and a gain of $5.3 million

—

In June 2011, the Company completed the sale of its 18.9% interests in the Tarkwa and Damang gold mines in Ghana, West Africa to Gold Fields Limited for cash proceeds of $667.0 million, resulting in a gain of $402.8 million

—	In February 2011, the Company disposed of the La Arena project in Peru, for proceeds of $48.8 million resulting in a gain of $10.5 million

Numerous projects are underway and the Company is pursuing additional exploration opportunities to continue to provide a strong pipeline for future growth. Based on positive exploration results, the Company has confirmed its commitment to organic growth by approving an aggressive corporate exploration plan of $130.6 million in 2012, a 20% increase over the $108.6 million expended in 2011.

The Company continues to invest in opportunistic junior mining companies and other investments as an avenue for growth. As of December 31, 2011, these investments totaled nearly $120 million at market value. In late 2011, IAMGOLD announced that it had acquired an interest in three companies with exploration projects in Colombia. The combined investment for all three companies was $20 million.

IAMGOLD has improved its ability to act on strategic initiatives with the strengthening of its liquidity position and access to funding. At the end of 2011, the Company had $1.3 billion in cash, cash equivalents and bullion (at market) resulting from the sale of non-core assets and record operating cash flow. In addition, the Company increased its shelf-prospectus to $1.0 billion and increased its available combined credit facilities to $825 million in early 2012.

Financial Results

During 2011, the Company generated a record $1.7 billion in revenues from continuing operations supported by an average realized gold price of $1,555 per ounce.

Record net earnings attributable to equity shareholders were $806.7 million ($2.15 per share) compared to $262.6 million ($0.71 per share) in 2010. Excluding earnings from discontinued operations, net earnings from continuing operations attributable to equity shareholders increased by $175.4 million to $391.3 million ($1.04 per share) from $215.9 million ($0.58 per share) in 2010. This 81% increase is the result of higher sales volume and an increasing gold margin1.

Adjusted net earnings1 from continuing operations attributable to equity shareholders were a record amount of $406.4 million ($1.08 per share1), an increase of 82% compared to 2010. The operating cash

[1]

Adjusted net earnings attributable to equity shareholders of the Company, adjusted net earnings attributable to equity shareholders per share, operating cash flow from continuing operations before changes in working capital per share, cash cost per ounce, gold margin per ounce, operating margin per kilogram of niobium sold, are non-GAAP financial measures. Refer to the Supplemental Information section attached to the MD&A for reconciliation to GAAP measures.

IAMGOLD CORPORATION – ANNUAL MD&A –2011

flow from continuing operations before changes in working capital1 of $653.8 million ($1.74 per share) was a record in 2011 compared to $393.4 million ($1.06 per share) in 2010 and continues to be the Company’s primary source of funding for the expansion plans at IAMGOLD’s existing operations and exploration sites.

For 2011, IAMGOLD reported 896,000 attributable ounces of gold produced from continuing operations representing a 168,000-ounce or 23% increase compared to last year. The total attributable gold production including discontinued operations was 972,000 ounces (2010 - 967,000 ounces). Cash costs for continuing operations for 2011 were $636 per ounce1 compared with $534 per ounce in 2010. Average cash costs at IAMGOLD’s operated sites were $573 per ounce during 2011; an increase of 19% compared to $482 per ounce in 2010 as a result of lower grades, increasing costs in aggregate and higher royalties from higher gold prices.

The Company faced cost pressures from higher labour costs, higher energy costs, and higher costs of consumables. Despite the decline from its peak prices earlier in 2011, the worldwide price for crude oil continued to be higher than the prior year. This increase in energy prices led to higher haulage and power generation costs. Royalties increased by $26 per ounce due to higher gold prices. In addition, lower grades and hard rock contributed to increasing cash costs per ounce. Notwithstanding these cost increases, gold margins per ounce of gold1 increased by 27% as a result of the increased gold price.

Niobium revenues were $177.8 million in 2011 compared to $158.7 million in 2010, driven by a higher realized niobium price and higher sales volumes during the year. The operating margin per kilogram of niobium1 decreased by $3 per kilogram during 2011 to $15 per kilogram compared to the prior year. Notwithstanding a higher average price sold, the lower operating margin was due to lower grades and higher costs resulting from mine re-sequencing to align to future plan changes in mining approach, higher prices of consumables and a stronger Canadian dollar.

IFRS

The Company now reports its consolidated financial statements according to International Financial Reporting Standards (“IFRS”). These are the Company’s first consolidated financial statements prepared in accordance with IFRS. In preparing its opening IFRS consolidated balance sheet, and comparative consolidated financial statements in 2010, the Company has adjusted amounts reported previously in financial statements and in the MD&A in accordance with previous Canadian generally accepted accounting principles.

Refer to note 33 in the 2011 annual consolidated financial statements for the 2010 reconciliation from Canadian generally accepted accounting principles to IFRS.

[1]

Operating cash flow from continuing operations before changes in working capital per share, cash cost per ounce, operating margin per kilogram of niobium sold and gold margin per ounce are non-GAAP financial measures. Refer to the Supplemental Information section attached to the MD&A for reconciliation to GAAP measures.

IAMGOLD CORPORATION – ANNUAL MD&A –2011

OVERVIEW

IAMGOLD is an established mining company. IAMGOLD’s interests include five operating gold mines, a niobium mine, a diamond royalty, and exploration and development projects located in Africa and the Americas. IAMGOLD’s growth plans are currently focused in West Africa, select countries in South America and in the Canadian province of Quebec.

The following table highlights the Company’s percentage ownership share of producing mines and major exploration and evaluation projects (“E&E”).

Site	Operator	Reporting Segment	Geographic Location	IAMGOLD Share(e)
				2011	2010
Rosebel mine	IAMGOLD	Gold	Suriname	95%	95%
Essakane mine(a)	IAMGOLD	Gold	Burkina Faso	90%	90%
Doyon division(b)	IAMGOLD	Gold	Canada	100%	100%

Niobec mine	IAMGOLD	Non-gold	Canada	100%	100%
Quimsacocha project	IAMGOLD	E&E	Ecuador	100%	100%

Joint Ventures:
Sadiola mine	AngloGold Ashanti	Gold	Mali	41%	41%
Yatela mine	AngloGold Ashanti	Gold	Mali	40%	40%

Discontinued Operations:
Tarkwa mine(c)	Gold Fields Limited		Ghana	-	18.9%
Damang mine(c)	Gold Fields Limited		Ghana	-	18.9%
Mupane mine(d)	IAMGOLD		Botswana	-	100%

(a)	Commercial production began on July 16, 2010.

(b)	The Doyon division includes the Mouska mine and the Westwood project.

(c)	On June 22, 2011, the Company sold its interests in Tarkwa and Damang gold mines.

(d)

On August 31, 2011, the Company completed the disposition of its Mupane gold mine. As part of the consideration, IAMGOLD received 21,875,000 (48.5%) common shares of Galane Gold Ltd. (“Galane”), the new owner of the Mupane mine. The Mupane mine was classified as a discontinued operation until August 31, 2011. As of September 1, 2011, the Company began reporting the investment in Galane using the equity basis of accounting.

(e)

The non-controlling interests relate to the non-controlling partners’ interests in Rosebel Gold Mines N.V. (the Rosebel mine), and Essakane S.A. (the Essakane mine). Non-controlling interests are classified as a component of equity separate from the equity of the parent and are not included in net earnings, but rather presented as an allocation of net earnings. Basic earnings per share are calculated by dividing earnings attributable to equity shareholders by the weighted average number of common shares outstanding during the period. This MD&A includes discussion and analysis based on the portion of net earnings, net earnings from discontinued operations and adjusted net earnings attributable to equity shareholders of the Company.

IAMGOLD CORPORATION – ANNUAL MD&A –2011

2011 HIGHLIGHTS

Financial Results and Position

—	Record revenues from continuing operations of $1,673.2 million were up 53% from $1,097.1 million in 2010.

—

Record net earnings attributable to equity shareholders of $806.7 million ($2.15 per share) compared to $262.6 million ($0.71 per share) in 2010. Excluding the earnings from discontinued operations, net earnings from continuing operations attributable to equity shareholders increased by $175.4 million to $391.3 million ($1.04 per share) from $215.9 million ($0.58 per share) in 2010. This 81% increase is the result of higher sales volume and an increasing gold margin[1].

—

Record adjusted net earnings from continuing operations attributable to equity shareholders[1] of $406.4 million ($1.08 per share1), increased by 82% from $223.2 million ($0.60 per share) in 2010. The adjusting items are mainly the result of gains on sales of assets, partially offset by losses from non-cash adjustments required under IFRS. See the Adjusted Net Earnings reconciliation for further details.

—

Record operating cash flow from continuing operations before changes in working capital[1] of $653.8 million ($1.74 per share1), increased by 66% compared to $393.4 million ($1.06 per share) in 2010. See the operating cash flow from continuing operations before changes in working capital reconciliation for further details.

—

Financial position with cash, cash equivalents and gold bullion (at market) of $1.3 billion as of December 31, 2011 was higher compared to $0.4 billion at December 31, 2010. The increase was mainly the result of the disposal of IAMGOLD’s portion of the Tarkwa and Damang mines for $667 million. Operating cash flow during 2011 funded investments in operating, exploration and development sites.

—	The net earnings from discontinued operations of $415.3 million are presented separately in the consolidated statement of earnings, and comparative periods have been adjusted accordingly.

Production, Cash Costs and Margin

Gold Operations

—

Attributable gold production of 896,000 ounces from continuing operations increased by 23% compared to 728,000 attributable ounces in 2010. The total attributable gold production including discontinued operations was 972,000 ounces (2010 - 967,000 ounces).

—

Weighted average cash costs[1] for continuing operations were $636 per ounce, compared to $534 per ounce in 2010. Cash costs at IAMGOLD-operated sites were $573 per ounce compared to $482 per ounce in 2010.

—	The gold margin[1] increased by 27% from $726 per ounce during 2010 to $919 per ounce during 2011 as selling price increases more than offset the increases in costs.

Niobec Mine

The niobium production of 4.6 million kilograms was 0.2 million kilograms higher than production in 2010, at an operating margin2 of $15 per kilogram, compared to $18 per kilogram in 2010. Notwithstanding a higher average price sold, the lower operating margin was due to lower grades and higher costs resulting from mine re-sequencing to align to future plan changes in mining approach, higher prices of consumables and a stronger Canadian dollar.

[1]

Adjusted net earnings from continuing operations attributable to equity shareholders of the Company, adjusted net earnings from continuing operations attributable to equity shareholders per share, operating cash flow from continuing operations before changes in working capital, operating cash flow from continuing operations before changes in working capital per share, cash cost per ounce and gold margin per ounce are non-GAAP measures. Refer to the Supplemental Information section attached to the MD&A for reconciliation to GAAP measures.

[2]	Operating margin per kilogram of niobium at the Niobec mine is a non-GAAP measure. Refer to the Supplemental Information section attached to the MD&A for reconciliation to GAAP measures.

IAMGOLD CORPORATION – ANNUAL MD&A –2011

Commitment to Zero Harm Continues

In March 2011, IAMGOLD received the 2011 Environmental and Social Responsibility Award from the Prospectors and Developers Association of Canada (“PDAC”). This award recognizes accomplishment in environmental protection and in developing good community relations in the mining sector. According to PDAC, IAMGOLD is being recognized and honoured for its commitment to excellence in environmental stewardship, community engagement, and health and safety in its exploration projects and operating mines in Africa, South America and Quebec. The Company is particularly commended for having been placed as the top extractive company and third overall in the Globe and Mail’s ranking of Canada’s largest companies by environmental and social and governance performance.

On May 23, 2011, IAMGOLD was honoured with the 2011 Syncrude Award for Excellence in Sustainable Development for IAMGOLD’s Zero Harm vision. This award promotes the Canadian minerals industry as an active seeker of sustainability solutions that engage and affect the Canadian public. Sustainability is defined as meeting the needs of the present generation without compromising the ability of future generations to meet their needs. Sustainable development includes the interdependent and mutually reinforcing pillars of economic development, social development and environmental protection. This award recognizes extraordinary systems, programs or processes that have far-reaching and positive sustainability effects in all industry sectors across Canada. It recognizes those individuals, communities, organizations, corporations or academics that are working to create economic wealth while mitigating environmental impacts and acting inclusively towards all segments of society.

IAMGOLD made the 2011 Maclean's/Jantzi-Sustainalytics list of the 50 Most Responsible Corporations in Canada for the second year in a row.

IAMGOLD also ranked first in the mining industry in Canada’s Best 50 Corporate Citizens in 2011 CSR publication Corporate Knights Magazine.

On September 29, 2011, IAMGOLD announced that it has embarked upon an innovative Canadian Public-Private Partnership to improve educational opportunities and provide greater access to “jobreadiness” training for the youth of Burkina Faso in West Africa. The Canadian International Development Agency (CIDA) has approved funding of C$5.7 million to support this five-year project which was jointly proposed by Plan Canada and IAMGOLD. Together, Plan Canada and IAMGOLD have committed C$1.9 million to the project, which represents one of the largest public-private partnerships with an extractive company in CIDA's history.

The frequency of all types of serious injuries (measured as DART rate1) across IAMGOLD in 2011 was 1.12 compared to 1.06 in 2010. The 6% increase over 2010 is due to a slight increase in the number of Restricted/Transfer cases occurring across the company, although Days Away injuries cases were reduced by 29% over 2010. Total Recordable Injury rates were also reduced by 44% over 2010.

The importance of continually striving for Zero Harm is a core value for IAMGOLD. The Company strives to eliminate all injuries through a commitment to safety leadership at all levels, daily engagement of its employees in health and safety, and by fostering a culture of finding and eliminating hazards.

[1]	The DART rate refers to the number of days away, restricted duty or job transfer incidents that occur per 100 employees.

IAMGOLD CORPORATION – ANNUAL MD&A –2011

RESERVES AND RESOURCES

IAMGOLD’s Share	2011	Change	2010(8)

Gold (000 attributable oz contained)

Total proven and probable mineral reserves	13,300	(5%)	14,037

Total measured and indicated mineral resources (1)(2)	18,198	-	18,140

Total inferred resources	5,789	(20%)	7,209

Niobium (millions of kg Nb2O5 contained)

Proven and probable reserves (4)(5)	1,746	616%	243.8

Measured and indicated resources (2)(3)(4)(5)	2,014	726%	243.8

Inferred resources (6)	547	73%	316.3

Total Rare Earth Oxides (“TREO”)

Inferred resources(7) (000 tonnes)	466,800		N/A

Inferred resources(7) (% TREO)	1.65		N/A

(1)	Measured and indicated gold resources are inclusive of proven and probable reserves.

(2)

In mining operations, measured and indicated resources that are not mineral reserves are considered uneconomic at the price used for reserves estimations but are deemed to have a reasonable prospect of economic extraction.

(3)

Measured and indicated niobium resources are 98% inclusive of probable reserves. Under the block caving scenario around 2% of the measured and indicated resources included in the probable reserves are slightly below the cutoff of 0.20% Nb2O5 per tonne (before recovery) used for resource reporting. This material represents only 5.8 million tonnes averaging 0.18% Nb2O5 for 10 million kilograms of Nb2O5 contained.

(4)

Mineral reserves have been estimated as at December 31, 2011 using the block caving scenario from the pre-feasibility study using $45 per kg of Niobium and include dilution material. Mineral resources have been estimated using a cutoff of 0.20% Nb2O5 per tonne (before recovery) under the block caving scenario.

(5)

There is a large volume of the material within the planned block caving that has a Measured Resource classification. However, due to the uncertainty associated with estimating material movement within the cave, a Probable classification has been applied to the reserve because of the uncertainty.

(6)

Inferred and unclassified mineral resource material will be mined from the block caving scenario and segregation of the material is not possible. The inferred and unclassified material is considered to carry similar grade as the measured and indicated resources, though the material has insufficient certainty to be classified as Measured or Indicated Resource. For the purpose of estimating the Mineral Reserves, which by CIM definitions include diluting materials, tonnage of this inferred and unclassified material have been included. This material is considered to be mineralized dilution, which will be included in the Mineral Reserve estimate and within the production plan

(7)

The resource estimate was prepared by Pierre Jean Lafleur, Eng., an independent Qualified Person and principal consultant of P.J. Lafleur Géo-Conseil Inc. of Ste-Thérèse, Québec. The inferred resources are presented "in situ" using a 0.5% TREO cutoff grade and unconstrained by whittle shell or mining design.

(8)	Comparative figures exclude discontinued operations (Mupane, Tarkwa and Damang mines).

For assumptions used to determine reserves and resources, refer to the section on Critical Accounting Estimates section in this MD&A. For more information, also refer to the Company’s latest annual report and the Company’s website, www.iamgold.com.

Reserves and resources, excluding the discontinued operations of Mupane, Tarkwa and Damang, changed as follows:

—	Total attributable proven and probable gold reserves decreased by 5% or 0.7 million ounces (net of depletion) to 13.3 million ounces of gold at the end of 2011.

—	Total attributable measured and indicated gold resources (inclusive of reserves) were consistent with prior year at 18.2 million ounces of gold at the end of 2011.

IAMGOLD CORPORATION – ANNUAL MD&A –2011

—

The niobium probable mineral reserves have increased substantially by 616% to 1,746 million kilograms of contained Nb2O5 based on the block caving scenario. The Study includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the assessment will be realized. Additionally, while preparing the Pre-feasibility Study, sparse drilling information, particularly in the lower west section of the deposit, obliged modellers to fill the voids by increasing the area of influence of diamond drill holes beyond normal practice at Niobec for definition of inferred resources. This resulted in the addition of 21 million tonnes at 0.43% Nb2O5 for 89 million kilograms Nb2O5 for the purposes of the mine plan, which equates to 5% of the expected tonnage processed. To reflect the selected mining method, 11 million tonnes of barren material from the development and the Trenton limestone overlaying the deposit were also introduced as dilution. For the purposes of the evaluation, the cave angle of the walls was assumed to be vertical. Approximately 34 million tonnes at 0.32% for 107 million kilograms of Nb2O5 were included as dilution in the mineral reserves.

—

Niobium measured and indicated resources (98% of them are inclusive of reserves as expressed in comment (3) on the Reserves and Resources Table) increased by 726% to 2.0 billion kilograms of contained Nb2O5 compared to the prior year.

—

On February 2, 2012, the Company announced the discovery of a large and highly significant rare earth elements (“REE”) deposit located only one kilometre north of the Niobec mine. The Company is evaluating options for the optimum strategy for exploiting the large REE deposit. A concept study is expected to be completed by the third quarter of 2012 to provide a Preliminary Economic Analysis of the REE deposit.

IAMGOLD CORPORATION – ANNUAL MD&A –2011

2012 OUTLOOK

IAMGOLD is providing guidance for production and cash costs for 2012 as follows:

2012
Plan
Attributable gold production (thousands of ounces)
Mines owned and operated by IAMGOLD
Rosebel	370 - 395
Essakane	320 - 345
690 - 740
Sadiola and Yatela mines	150 - 170
Total attributable production	840 - 910

Cash cost ($/oz of gold)[1]	$670 - $695
Average gold price ($/oz)	1,700
Average crude oil price ($/barrel)	90
Average foreign exchange rate (C$/US$)	1.00
Average foreign exchange rate (US$/€)	1.40
Niobium production
Niobec (millions of kilograms)	4.6 - 5.1
Operating margin ($/kg Nb) [1]	$15 - $17

For 2013 and 2014, gold production is expected to be between 1.0 million and 1.1 million ounces. Niobium production is expected to be between 4.6 million and 5.1 million kilograms in 2013 and between 4.8 million and 5.3 million kilograms in 2014. For 2013 and 2014, the Company has assumed annual average crude oil prices of $95 and $100 per barrel, a Euro/ U.S. dollar rate of 1.35 for both periods and a U.S. dollar/ Canadian dollar rate of 1.00 and 1.05, respectively.

Cash cost per Ounce of Gold

The current financial market volatility may affect future cash costs either positively or negatively through changes in gold price, oil price, overall operating costs and currency rates. Changes in these assumptions may have a material impact on cash costs, results of operations and overall financial position of the Company. Actual results may vary significantly from guidance. The following table provides estimated sensitivities around certain based on the Company’s guidance for 2012.

		Impact on the Annualized
	Change of	2012 Cash Cost by $/oz
Gold price	$100/oz	$6
Oil price	$10/barrel	$12
Euro per U.S. dollar	$0.10	$10

The Company will on an ongoing basis update its hedging strategy to mitigate currency and fuel exposures. Please refer to the Financial Position section of this document for details on the Company’s hedging strategy.

[1]

Cash cost per ounce and Operating margin per kilogram of niobium at the Niobec mine are non-GAAP measures. Refer to the Supplemental Information section attached to the MD&A for reconciliation to GAAP measures.

IAMGOLD CORPORATION – ANNUAL MD&A –2011

Guidance for Capitalized Mining Assets, Exploration and Development Expenditures

The following table shows the site allocation of IAMGOLD’s planned capital expenditures for 2012 to 2014. The capital expenditures noted below are projected based on assumed project start dates and economic factors that are subject to change.

Site	2012	2013	2014	Details
(in $ millions)	$	$	$
Westwood	220	50	30

The project remains on track for startup in early 2013. Includes spending for deepening shaft, developing drift levels for future mining and mill refurbishment. The 2012 after tax credit amount is $198 million.

Essakane	330	220	60	Includes spending for additional water storage pond, river diversion and additional power generation to process hard ore.
Rosebel	160	140	250

Primarily for crushing and grinding circuit expansion, resource development, and sustaining capital and carry over from 2011. Capital assumptions for the three years will be assessed with feasibility study to occur in 2012.

Sadiola (41%)	70	160	70	Assumes positive production decision for the Sulphide project.
Other	10	10	-
	790	580	410
Niobec	90	120	250	To advance the feasibility study, underground development and other improvements.
Total	880	700	660

The following table outlines the capitalized stripping included in capital expenditures for 2012 to 2014:
Site	2012	2013	2014
(in $ millions)	$	$	$
Essakane	50	40	40
Rosebel	-	20	50
Sadiola(41%)	15	50	50
Total	65	110	140

The 2012 expected exploration spending is $131 million, an increase of $22 million from 2010 spending. Included in the 2012 exploration spending is $54 million for greenfield projects and $37 million of capitalized expenditures which are included in the capital expenditures schedule above.

IAMGOLD CORPORATION – ANNUAL MD&A –2011

SUMMARIZED FINANCIAL RESULTS

Revenues from continuing operations in 2011 were a record $1,673.2 million, a 53% increase from $1,097.1 million in 2010, primarily due to higher gold sales from higher production and higher metal prices. For IAMGOLD’s continuing operations including joint ventures, the number of ounces of gold sold increased by 215,000 ounces while the average realized gold price rose by 23% compared to 2010.

Net earnings attributable to equity shareholders were a record $806.7 million ($2.15 per share) during 2011, compared to $262.6 million ($0.71 per share) in 2010. The record gold margin per ounce1 increased from $726 to $919 as price increases more than offset the increases in costs. The impact of higher metal sales and gold margins was partially offset by increases in mining costs and income and mining taxes. In addition, other significant items affecting net earnings included the positive impact of gains on disposal of discontinued operations and sale of other assets of $449.3 million, partially offset by the negative impact of changes in estimates of asset retirement obligations including unrecognized tax benefits for $25.7 million.

Adjusted net earnings from continuing operations attributable to equity shareholders1 were a record $406.4 million ($1.08 per share1) an increase of 82% compared to $223.2 million ($0.60 per share) in 2010.

The operating cash flow from continuing operations in 2011 was a record $589.9 million compared to $347.8 million in 2010. Operating cash flow from continuing operations before changes in working capital1 in 2011 was a record $653.8 million ($1.74 per share)1, an increase of 66% compared to $393.4 million ($1.06 per share) in 2010. The increase is mainly due to the impact of higher production from continuing operations and higher per ounce gold margin.

Financial Position

The Company’s cash, cash equivalents and gold bullion (at market value) position has improved with $1.3 billion available at December 31, 2011, compared to $0.4 billion at the end of 2010.

During 2011, cash and cash equivalents increased mainly due to the sale of the Company’s 18.9% interests in the Tarkwa and Damang gold mines for gross proceed of $667.0 million. Cash generated from operating activities were re-invested in operating and development capital expenditures as well as funding the Company’s exploration activities.

As at December 31, 2011, $350.0 million of unused credit remained available under the Company’s credit facility. In addition, the Company had used $17.9 million of its $50.0 million letters of credit facility.

In February 2012, the Company increased its $350.0 million unsecured revolving credit facility to a fouryear, $500.0 million unsecured revolving credit facility. The Company also increased its revolving facility for the issuance of letters of credit to $75.0 million.

In February 2012, Niobec Inc., a wholly-owned subsidiary of the Company, entered into a four-year $250.0 million unsecured revolving credit facility to be used for general corporate requirements including working capital requirements and expansion of existing facilities of Niobec.

With strong cash, cash equivalents, and gold bullion positions, the available credit facility and expected operating cash flows, the Company has the financial capacity to fund the continuing requirements of exploration and development projects and expansion of existing operations.

[1]

Gold margin per ounce, adjusted net earnings from continuing operations attributable to equity shareholders of the Company, adjusted net earnings from continuing operations attributable to equity shareholders per share and operating cash flow from continuing operations before changes in working capital per share are non-GAAP measures. Refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP measures.

IAMGOLD CORPORATION – ANNUAL MD&A –2011

	December 31		December 31
(in $ millions)	2011	Change	2010
Financial Position	$		$
Cash, cash equivalents and gold bullion
• at market value	1,262.5	207%	411.3
• at cost	1,148.4	269%	311.2
Total assets	4,349.7	27%	3,431.1
Equity	3,528.9	28%	2,758.1

(in $ millions, except where noted)	2011	Change	2010
	$		$
Results of Continuing Operations
Revenues	1,673.2	53%	1,097.1
Mining costs including depreciation, depletion and amortisation	914.8	41%	649.4
Earnings from mining operations	758.4	69%	447.7
Net earnings from continuing operations attributable to equity shareholders	391.3	81%	215.9
Basic earnings from continuing operations attributable to equity shareholders per share ($/share)	1.04	79%	0.58
Net earnings attributable to equity shareholders	806.7	207%	262.6
Basic net earnings attributable to equity shareholders per share ($/share)	2.15	203%	0.71
Adjusted net earnings from continuing operations attributable to equity shareholders[1]	406.4	82%	223.2
Basic adjusted net earnings from continuing operations attributable to equity shareholders per share ($/share)[1]	1.08	80%	0.60
Cash Flows
Operating cash flow from continuing operations	589.9	70%	347.8
Operating cash flow from continuing operations before changes in working capital [1]	653.8	66%	393.4
Operating cash flow from continuing operations before changes in working capital [1] ($/share)	1.74	64%	1.06

[1]

Adjusted net earnings from continuing operations attributable to equity shareholders of the Company, adjusted net earnings from continuing operations attributable to equity shareholders per share and operating cash flow from continuing operations before changes in working capital per share are non-GAAP measures. Refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP measures.

IAMGOLD CORPORATION – ANNUAL MD&A –2011

	2011	Change	2010
Key Operating Statistics
Gold mines (Continuing operations)
Gold sales (000 oz)[1]	953	29%	738
Average realized gold price ($/oz)	1,555	23%	1,260
Attributable gold production (000 oz)
Continuing operations	896	23%	728
Discontinued operations	76	(68%)	239
Total	972	1%	967
Cash cost from continuing operations ($/oz)[2]	636	19%	534
Gold margin from continuing operations ($/oz)[2]	919	27%	726
Operating results – Niobec mine
Niobium sales (millions of kg Nb)	4.6	7%	4.3
Niobium production (millions of kg Nb)	4.6	5%	4.4
Operating margin ($/kg Nb)[2]	15	(17%)	18

[1]

Gold sales include 100% sales of Rosebel, Essakane and the Doyon division, 41% of sales from Sadiola, and 40% of sales from Yatela. Attributable sales for 2011 and 2010 were 896,000 ounces and 706,000 ounces, respectively, after taking into account 95% of the Rosebel sales and 90% of the Essakane sales.

[2]

Cash cost per ounce, gold margin per ounce, and operating margin per kilogram of niobium at the Niobec mine are non-GAAP measures. Refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP measures.

IAMGOLD CORPORATION – ANNUAL MD&A –2011

ATTRIBUTABLE GOLD PRODUCTION, CASH COST AND GOLD MARGIN PER OUNCE

The table below presents the gold production attributable to the Company along with the weighted average cash cost per ounce of production and the gold margin.

	Gold Production		Total Cash Cost[1]
	2011	2010	2011	2010
IAMGOLD Operator	(000 oz)	(000 oz)	$/oz	$/oz
Rosebel (95%)	385	395	616	484
Essakane (90%)	337	122	488	429
Doyon division (100%)	24	33	1,076	655
	746	550	573	482
Joint Ventures
Sadiola (41%)	121	118	816	653
Yatela (40%)	29	60	1,534	780
	150	178	954	696
Continuing operations	896	728	636	534
Discontinued operations	76	239	847	695
Total	972	967	653	574
Continuing operations
Cash cost[1] excluding royalties			551	475
Royalties			85	59
Cash cost			636	534
Gold margin from continuing operations
Realized gold prices			1,555	1,260
Cash cost			636	534
Gold margin[1]			919	726

IAMGOLD’s attributable from continuing gold operations production increased by 168,000 ounces (23%) during 2011 compared to the prior year primarily as a result of higher production from Essakane which was in production for the full year in 2011, partly offset by lower grades mined at Rosebel and Yatela.

The consolidated cash cost from continuing operations increased by $102 from $534 per ounce in 2010 to $636 per ounce in 2011. Cash costs at IAMGOLD-operated sites were $573 per ounce compared to $482 per ounce in 2010. The Company faced cost pressures from higher labour costs, higher energy costs, and higher costs of consumables. The worldwide price for crude oil continues to be higher than the prior year attributing to higher haulage and power generation costs. In addition, lower grades and mining harder ore contributed to increasing costs per ounce. Royalties increased by $26 per ounce mainly due to higher gold prices.

The higher gold prices supported mining hire cost end-of-life mines and offset increases at the major sites resulting in a 27% increase in gold margin1 to $919 per ounce for 2011.

[1]	Cash cost per ounce and gold margin per ounce are a non-GAAP measures. Refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP measures.

IAMGOLD CORPORATION – ANNUAL MD&A –2011

GOLD SALES VOLUME AND REALIZED GOLD PRICE

The following table presents the total ounces of gold sold from continuing operations and the realized gold price per ounce.

	Gold Sales		Realized Gold Prices
	2011	2010	2011	2010
	(000 oz)	(000 oz)	$/oz	$/oz
Operator	803	562	1,553	1,275
Joint ventures(a)	150	176	1,566	1,211
Total sales from continuing operations(b)(c)	953	738	1,555	1,260

(a)	Attributable sales of joint ventures: Sadiola (41%) and Yatela (40%).

(b)	Attributable sales for 2011 and 2010 were 896,000 ounces and 706,000 ounces, respectively, after taking into account 95% of the Rosebel sales and 90% of the Essakane sales.

(c)	Continuing operations exclude Mupane, Tarkwa and Damang mines which are discontinued operations. Gold sales from discontinued operations in 2011 and 2010 were 79,000 ounces and 239,000 ounces, respectively.

Gold sales volumes from continuing operations increased in 2011 compared to 2010, mainly due to higher production at Essakane.

NIOBIUM PRODUCTION, SALES AND OPERATING MARGIN

	2011	Change	2010
Operating results – Niobec mine
Niobium production (millions of kg Nb)	4.6	5%	4.4
Niobium sales (millions of kg Nb)	4.6	7%	4.3
Operating margin ($/kg Nb)[1]	15	(17%)	18

Niobium production during 2011 was 5% higher compared to the prior year. The operating margin per kilogram of niobium decreased by $3 per kilogram in 2011 compared to 2010.

Notwithstanding a higher average price sold, the lower operating margin was due to lower grades and higher costs resulting from mine re-sequencing to align to future plan changes in mining approach, higher prices of consumables and a stronger Canadian dollar.

[1]	The operating margin per kilogram of niobium at the Niobec mine is a non-GAAP measure. Refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP measures.

IAMGOLD CORPORATION – ANNUAL MD&A –2011

FINANCIAL RESULTS

REVENUES

The Company’s consolidated revenues from continuing operations increased by $576.1 million (53%) compared to 2010 as a result of:

—

Gold revenues increased by $552.7 million as gold prices increased by $295 per ounce ($281.7 million) and gold sale volumes increased by 215,000 ounces ($271.0 million) primarily as a result of higher production from Essakane which was in production for the full year in 2011;

—	Niobium revenues increased by $19.1 million reflecting higher niobium prices ($9.8 million) and higher sales volume ($9.3 million); and

—	Revenues from other metals and royalty interests in the Diavik mine increased by $4.3 million.

MINING COSTS

The 2011 mining costs from continuing operations, excluding depreciation, depletion and amortisation, increased by $226.7 million (42%) to $760.9 million compared to $534.2 million in 2010. Mining costs rose due to:

—	Higher operating costs at Essakane ($118.0 million) as the mine was in production for the full year in 2011 compared to six months in 2010 and operating costs increased from prior year.

—

Higher operating costs at other sites including Rosebel, Sadiola and Niobec ($90.3 million), primarily due to increased labour, energy and consumables costs together with the impact of mining lower grades and harder ore; and

—	Higher royalties ($36.3 million) primarily due to higher realized gold prices;

—	Offset partially by, lower adjustment to estimates of asset retirement obligations at closed sites ($17.9 million) compared to 2010.

DEPRECIATION, DEPLETION AND AMORTISATION

Depreciation, depletion and amortisation increased from $115.2 million in 2010 to $153.9 million in 2011, mainly due to higher production from Essakane. This was partially offset by an increase in the reserves for gold sites and at Niobec.

GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses have increased in 2011 to $54.2 million from $48.7 million in 2010 mainly due to increased investment in information systems, employee development and recruitment, and increased travel and charitable giving.

EXPLORATION EXPENSES

Exploration expenses in 2011 were $73.3 million, compared to $45.9 million in 2010. Exploration expenditures included near-mine exploration and resource development at Rosebel, Essakane and Westwood, and greenfield exploration on 16 projects. Refer to the Exploration section for more details.

FOREIGN EXCHANGE LOSS

The foreign exchange loss in 2011 was $8.0 million, compared to $7.8 million in 2010. The majority of the foreign exchange loss during 2011 and 2010 was due to the impact of the foreign exchange variation on monetary assets and liabilities such as cash, cash equivalents, receivables, payables and income and mining taxes payable.

INTEREST INCOME, DERIVATIVES AND OTHER INVESTMENT GAINS

The total of interest income, derivatives and other investment gains was $37.6 million in 2011 compared to $31.5 million in 2010.

IAMGOLD CORPORATION – ANNUAL MD&A –2011

The major items in 2011 were gains on sales of assets and marketable securities offset partially by unrealized derivative losses caused by the volatility in currency markets.

INCOME AND MINING TAXES

The Company does not recognize tax benefits on losses generated in countries where the recent history of operating losses does not satisfy the “probable” criterion for the recognition of deffered tax assets. Consequently, there are no income tax benefits recognized on the pre-tax losses in these jurisdictions where it is not probable that the benefit will be realized.

The income and mining tax expense (benefit) differs from the amount that would have been computed by applying the combined Canadian federal and provincial statutory income tax rate of 28.4% in 2011 (31% in 2010) to earnings from continuing operations before income and mining taxes.

The effective tax rate for the years ended December 31, 2011 and 2010 was 34% and 37%, respectively. The change in the effective tax rate was primarily attributable to the geographical mix of income, fluctuations in exchange rates for foreign currency, the impact of foreign exchange on the tax basis on non-monetary assets, and the non-recognition of tax benefits.

DISCONTINUED OPERATIONS

Results and gains on disposal of discontinued operations described below are presented separately as net earnings from discontinued operations in the consolidated statement of earnings, and comparative periods have been adjusted accordingly. Net earnings from discontinued operations totalled $415.3 million in 2011 compared to $46.7 million in 2010 as summarized in the note 6 of the Company’s consolidated financial statements.

Tarkwa and Damang mines (Investments in associates)

On June 22, 2011, IAMGOLD sold its 18.9% interests in the Tarkwa and Damang gold mines in Ghana, West Africa to Gold Fields Limited for proceeds of $667.0 million. Interests in Tarkwa and Damang mines were accounted for as investments in associates using the equity method of accounting. The Company ceased the equity method of accounting as of April 1, 2011 and recorded an after-tax gain of $402.8 million on this sale.

Mupane mine

On August 31, 2011, the Company completed the disposition of its Mupane gold mine for $34.2 million resulting in an after-tax gain on disposal of $6.8 million. The disposal of the site resulted in a loss from discontinued operations of $15.3 million, including the retirement of outstanding Mupane gold hedges for $19.5 million.

The proceeds consisted of $12.5 million in cash, a $3.8 million promissory note, payable over 3 years at an annual interest rate of 6%, and 21,875,000 common shares of valued Galane at $17.9 million representing approximately 48.5% of the outstanding shares of Galane.

Starting September 1, 2011, the interest of 48.5% in Galane (the new entity owning the Mupane mine) was accounted for as an investment in associates using the equity method.

IAMGOLD CORPORATION – ANNUAL MD&A –2011

CASH FLOW

	2011	2010
(in $ millions)	$	$
Continuing operations
Operating activities	589.9	347.8
Investing activities	247.3	(346.4)
Financing activities	(25.3)	21.1
Impact of foreign exchange on cash and cash equivalents	(11.4)	0.7
Increase in cash and cash equivalents from continuing operations	800.5	23.2
Cash flows from (used in) discontinued operations	(19.7)	56.2
Increase in cash and cash equivalents	780.8	79.4
Cash and cash equivalents, beginning of year	270.8	191.4
Cash and cash equivalents, end of year	1,051.6	270.8

Continuing Operations:

Operating Activities

In 2011, cash flows from continuing operating activities were higher than last year as a result of higher gold sales at higher realized prices.

Investing Activities

Capital expenditures in mining assets and exploration and evaluation were $395.1 million during 2011 compared to $368.7 million in 2010.

Investing activities related to continuing operations in 2011 were more than offset by proceeds received from the disposition non-core assets including two royalties, one of which was the Magistral gold royalty on properties in Mexico, for proceeds of $15.0 million during the fourth quarter of 2011, the Mupane mine of $6.6 million during the third quarter of 2011, the Tarkwa and Damang mines of $667.0 million during the second quarter of 2011, and the sale of the La Arena project of $48.8 million during the first quarter of 2011.

Financing Activities

Cash flows used in financing activities related to continuing operations in 2011 and 2010 were mainly due to the payment of dividends to shareholders and non-controlling interests partially offset by the issuance of common shares. Dividends were lower in 2010.

Foreign Exchange

The impact of foreign exchange on cash and cash equivalents is related to the fluctuation of foreign currencies compared to the U.S. dollar.

Discontinued Operations:

Cash flows from (used in) discontinued operations are related to the Mupane, Tarkwa and Damang mines.

IAMGOLD CORPORATION – ANNUAL MD&A –2011

QUARTERLY FINANCIAL REVIEW

(in $ millions, except where noted)				2011				2010
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
	$	$	$	$	$	$	$	$
Revenues from continuing operations	481.6	431.9	345.7	414.0	440.9	234.7	198.1	223.4
Net earnings from continuing operations	145.8	60.0	80.1	142.1	120.3	39.9	24.2	48.7
Net earnings	145.8	50.7	484.5	162.3	134.5	54.5	30.7	60.2
Net earnings attributable to equity shareholders	133.7	40.7	478.9	153.4	124.0	52.0	29.5	57.1
Basic earnings attributable to equity shareholders of the Company per share ($/share)	0.36	0.11	1.28	0.41	0.33	0.14	0.08	0.15
Diluted earnings attributable to equity shareholders of the Company per share ($/share)	0.35	0.11	1.27	0.41	0.33	0.14	0.08	0.15

Revenues from continuing operations in the fourth quarter of 2011 were higher than in 2010 as a result of higher realized gold prices and higher gold sales. Net earnings figures were also higher compared to the same period last year as a result of higher sales volumes noted in conjunction with a 27% increase in gold margin1.

[1]	Gold margin per ounce is a non-GAAP measure. Refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP measures.

IAMGOLD CORPORATION – ANNUAL MD&A –2011

MARKET TRENDS

GLOBAL FINANCIAL MARKET CONDITIONS

Events and conditions in the global financial markets impact gold prices, commodity prices, interest rates and currency rates. These conditions and market volatilities may have a positive or negative impact on the Company’s revenues, operating costs, project development expenditures, and project planning.

GOLD MARKET

The global financial market crisis and the ongoing instability in certain economies during the past few years have affected the volatility of gold prices, oil prices, other commodity prices, foreign exchange rates and the cost and time value of money.

The gold market is affected by macro-issues such as global economic conditions and political instability as well as micro-issues such as mine production and substantial above-ground reserves that can affect the price should a portion of these reserves be brought to market. While many factors impact the valuation of gold, traditionally the key factors are the relative performance of the U.S. dollar value, global inflation rates, oil prices and interest rates. The performance of the Company and its gold producing mines is closely related to the market-driven price of gold.

In 2011, the gold price continued to display considerable volatility with spot daily closings between $1,319 and $1,895 per ounce (2010 – $1,058 and $1,420 per ounce) from London Bullion Market Association (“LBMA”).

($/oz of gold)	2011	2010
Average market gold price	1,572	1,225
Average realized gold price	1,555	1,260
Closing market gold price	1,566	1,406

The Company’s shareholder value increase in 2011 was partially the result of a rising gold price. As the following graph depicts, the price leverage impact is significant and correlated to IAMGOLD’s share price movement.

IAMGOLD CORPORATION – ANNUAL MD&A –2011

NIOBIUM MARKET

The Company is one of three significant producers of ferroniobium in the world, with a market share of approximately 8% in 2011. The largest producer in the niobium market is a Brazilian producer whose operations can impact market conditions. Niobium demand closely follows the demand for steel, with a trend towards increased usage of niobium per tonne of steel produced. World steel production increased by approximately 5% compared to 2010. The niobium average realized price for IAMGOLD was marginally higher in 2011 when compared to 2010.

Niobium is a scarce metal used mainly in the production of high strength, low alloy steel. In addition to strengthening the steel, it lightens the weight, enhances flexibility, improves durability and reduces costs. Steel containing niobium has many attractive properties, making it highly desirable for manufacturing automobiles, pipelines, cranes, bridges and other structures designed to handle large amounts of stress.

CURRENCY

The Company’s reporting currency is the U.S. dollar. Movement in the Canadian dollar against the U.S. dollar has a direct impact on the Company’s Canadian mining activities and executive office cost base. Canadian and international operations are also exposed to fluctuation in currency exchange rates. Currencies continued to experience volatility relative to the U.S. dollar in 2011. The recent downgrade in the U.S. sovereign credit rating is not expected to have a material impact on IAMGOLD’s financial position as all or the Company’s revenues and most of cost base are in U.S. dollar, and U.S. dollar denominated short-term investments have maturities of less than twelve months. The key currencies to which the Company is exposed are the Canadian dollar and the euro.

Average rates	2011	2010
Canadian $ / U.S.$	0.9889	1.0299
U.S.$ / Euro	1.3923	1.3268

Closing rates
Canadian $ / U.S.$	1.0203	0.9999
U.S.$ / Euro	1.2945	1.3382

In 2012 the Company will have a significant Canadian dollar requirement due to capital expenditures required to advance the Westwood project, as well as operating and capital expenditures at the Niobec mine. In addition, during 2012 the Company will have euro requirements due to capital and operating expenditures related to the Essakane mine in Burkina Faso. The Company may hedge this exposure through forward and option contracts to mitigate the volatility of movement in the exchange rate of these currencies. In 2012, the Company will, on an ongoing basis, update its hedging strategy, which is designed to meet its currency requirements by mitigating the volatility of movement in the exchange rate of foreign currencies.

Refer to Financial position – Market risks section for more information.

OIL PRICE

Diesel fuel is used at the mine sites for the mining fleets and the mills for power and is a significant cost component for the Company’s sites (Rosebel, Essakane, Sadiola and Yatela). The Company’s operations and projects consumed approximately 0.7 million barrels of fuel in 2011 and the Company is expected to consume approximately 0.8 million barrels of fuel in 2012. In 2011, the oil price displayed considerable volatility with spot daily closings between $75 and $113 per barrel.

($/barrel)	2011	2010
Average market oil price	95	80

Closing market oil price	99	91

IAMGOLD CORPORATION – ANNUAL MD&A –2011

Diesel is a key input to extract tonnage and, in some cases, to wholly or partially power operations. Since fuel is produced by the refinement of crude oil, changes in the price of oil directly impact fuel costs. The Company believes there is a strong relationship between prices for crude oil, heating oil and diesel.

During 2011, the Company modified the application of its strategy by including West Texas Crude oil as a basis for hedging. The Company increased its hedge position for its exposure to fuel by executing option contracts. Refer to Financial position – Market risks section for more information.

IAMGOLD CORPORATION – ANNUAL MD&A –2011

RESULTS OF OPERATIONS

Suriname – Rosebel Mine (IAMGOLD interest – 95%) Summarized Results 100% Basis

	2011	Change	2010
Total operating material mined (000 t)	53,122	2%	52,287
Strip ratio(a)	3.0	3%	2.9
Ore milled (000 t)	12,862	-	12,832
Head grade (g/t)	1.0	(9%)	1.1
Recovery (%)	94	1%	93
Gold production – 100% (000 oz)	406	(2%)	416
Attributable gold production – 95% (000 oz)	385	(2%)	395
Gold sales – 100% (000 oz)	390	(6%)	416

Gold revenue ($/oz)(b)	1,555	25%	1,244

Cash cost excluding royalties ($/oz)	528	25%	421
Royalties ($/oz)	88	40%	63
Cash cost ($/oz)(c)	616	27%	484
(a)	Strip ratio is calculated as waste divided by full-grade ore mined.
(b)	Gold revenue per ounce is calculated as gold sales divided by ounces of gold sold.
(c)	Cash cost per ounce is a non-GAAP measure. Refer to the Supplemental Information section attached to the MD&A for reconciliation to GAAP measures.

Gold production during 2011 was 2% lower than the prior year, primarily as a result of lower grades partially offset by higher recoveries.

Cash costs per ounce of $616 were higher by 27% than the prior year primarily due to adverse cost pressures faced by the mine. Higher global oil prices led to increased cost of hauling and increased costs of thermal power. Labour costs were higher in 2011 compared to 2010 due to inflationary factors in the Surinamese economy and royalties increased with rising gold prices, partly offset by the devaluation of the Surinamese dollar.

During 2011, Rosebel’s capital expenditures were $72.7 million and consisted of new mining equipment ($17.8 million), resource delineation and near-mine exploration ($11.7 million), two excavators ($10.9 million), new truck shop ($6.8 million), tailings dam ($6.2 million), gravity circuit upgrade ($4.5 million), new ball mill project ($3.2 million) and other sustaining capital ($11.6 million).

Expansion at Rosebel

The current Rosebel mine expansion project was announced early in 2011 and is effectively an optimization of the mineral reserve. Without expansion, Rosebel mill throughput would decline going forward as the ore mix trends to higher proportions of hard rock, resulting in a decline in gold production and an increase in cash costs.

Metallurgical test work and ore characterization completed in 2011 indicates that the transition to hard rock is coming sooner than expected, and that the hardness of the ore is more than originally anticipated. The mine is entering a transition period whereby the proportion of hard rock in the mill feed will climb from a nominal 15% currently to approximately 80% by 2016. As a result, it is necessary to accelerate the expansion installations and to install additional crushing and grinding equipment to maintain mill throughput at between 12 and 14 million tonnes per year, marginally higher than the rate achieved in recent years, even with the increased hard rock volumes. During 2012, a feasibility study will be carried out to provide greater design detail around this 12 to 14 million tonne per year expansion case.

IAMGOLD CORPORATION – ANNUAL MD&A –2011

In addition to the current expansion project, strategic studies have identified the potential opportunity for a more significant plant expansion to bring in additional satellite resources in the Rosebel region. This would provide an opportunity to potentially incorporate different mining, processing, and power supply alternatives and would result in economies of scale. In support of these larger capacity expansion plans, the Company entered into a Heads of Agreement with the Government of Suriname in December 2011 on the terms and conditions governing the expansion and the incorporation of satellite resources. A mutually beneficial definitive agreement is expected to follow later in 2012. Concept study work, in parallel with the feasibility study mentioned above, is planned for 2012 to further develop the understanding and definition of the expansion potential and the cost, gold price, and/or resource developments necessary to make a significant expansion viable.

Planned capital expenditures over the next three years are estimated at $550 million pending further studies and approval, and include project capital, sustaining capital and capitalized stripping.

Outlook

Rosebel’s attributable production in 2012 is expected to be between 370,000 and 395,000 ounces. Capital expenditures of $160 million for 2012 includes mill expansion project ($68 million), mine expansion ($15 million), resource delineation and near mine exploration ($16 million), replacement of mining equipment ($51 million), and other sustaining capital expenditures ($10 million). The 95,000-metre near-mine drill program is designed to upgrade additional resources to reserves and pursue targets in close proximity to existing resources.

Burkina Faso – Essakane Mine (IAMGOLD interest—90%)

Summarized Results

100% Basis

	2011	Change	2010(a)

Total operating material mined (000 t)	18,015	40%	12,858
Capitalized waste mined (000 t)	9,152	-	-
Strip ratio(b)	1.7	42%	1.2
Ore milled (000 t)	7,977	168%	2,973
Head grade (g/t)	1.5	-	1.5
Recovery (%)	95	(1%)	96
Gold production – 100% (000 oz)	375	176%	136
Attributable gold production – 90% (000 oz)	337	176%	122
Gold sales – 100% (000 oz)	379	235%	113

Gold revenue ($/oz)(c)	1,553	13%	1,371

Cash cost excluding royalties ($/oz)	407	3%	396
Royalties ($/oz)	81	145%	33
Cash cost ($/oz)(d)	488	14%	429
(a)	Commercial production started July 16, 2010.
(b)	Strip ratio is calculated as waste mined divided by ore mined.
(c)	Gold revenue per ounce is calculated as gold sales divided by ounces of gold sold.
(d)	Cash cost per ounce is a non-GAAP measure. Refer to the Supplemental Information section attached to the MD&A for reconciliation to GAAP measures.

Attributable production during 2011 was 176% higher compared to the prior year which included only six months of production. Production during the year was negatively affected by extended crusher repair and a brief water shortage before the beginning of the rainy season in the second quarter of 2011. Essakane finished the year with strong fourth quarter production of 94,000 attributable ounces. The site mitigated the risk of water shortage for the future years by constructing an additional bulk water storage pond. The mine production during the year was 27.2 million tonnes, of which 9.2 million tonnes was capitalized waste as the site commenced mining phase 2 of the main pit.

IAMGOLD CORPORATION – ANNUAL MD&A –2011

Cash costs per ounce were higher in 2011 due to an increase in energy prices, upward pressure on consumable prices and higher royalties. Royalties rose as a result of increase in royalty levied from 3% to 5% and higher gold prices.

During 2011, Essakane’s capital expenditures were $104.5 million and consisted of capitalized stripping cost on the push-back of the pit ($24.7 million), bulk water storage facility ($16.5 million), the feasibility study on the expansion ($8.4 million), camp site upgrades ($4.8 million), mine equipment ($15.0 million), resource delineation and near-mine exploration program ($6.3 million), capital spares ($8.8 million), airplane ($2.6 million) and other sustaining capital ($17.4 million).

Expansion at Essakane

The original feasibility production scenario for Essakane was to process soft rock for three years at an expanded rate of 7.5 million tonnes per year, followed by a short transition period and proceeding with processing of hard rock at 5.4 million tonnes per year. Following the identification of additional reserves during the pre-production period and minor modifications to the process plant design, the throughput rate for soft rock was increased to 9 million tonnes per year, still to be followed by hard rock processing at 5.4 million tonnes per year. During 2010, a Concept Study was undertaken to review the opportunity of expanding the plant to enable the processing of hard rock at a rate of 10.8 million tonnes per year, double the original designed throughput. The benefit of this scenario would be to maintain the gold production profile going forward and reduce the consequential increase in cash costs resulting from both the increased processing cost of the hard rock and the increased impact of fixed costs at the lower production rate.

Based on the results of the Concept Study announced in 2010, an expansion development study was commissioned to bring the proposal to the point of a construction decision. The development study to expand the mine capacity at Essakane was completed in late 2011 and construction is expected to commence in early 2012. Due to pre-ordering of long lead items required for the expansion during 2011 (including haul trucks, excavators, and grinding mills), the construction schedule will allow commissioning of the expanded plant during the second half of 2013.

Under the expansion plan, mining will be carried out using the same type of equipment currently used at Essakane. The mining rate will climb to 50-55 million tonnes per year by 2014 and is expected to remain at that rate for six years before decreasing gradually to the end of pit life.

Key Metrics of the Essakane Expansion Development Study:

Classification	Tonnes (millions)	Grade (g/t Au)	Attributable Gold (000s oz)
Probable Reserves	109.2	1.1	3,472
Measured Mineral Resource*	-	-	-
Indicated Mineral Resource*	139.6	1.1	4,262
Inferred Mineral Resource	24.1	1.1	797
Mine Life		14 years
Average Annual Gold Production		350,000 oz.
Expansion Capital Expenditures (2011-14)		$362 million
Sustaining Capital (life of mine)		$69 million
Average Gold Price Assumption		$1,200 per oz.
* Indicated mineral resources are inclusive of probable reserves

IAMGOLD CORPORATION – ANNUAL MD&A –2011

Outlook

Essakane’s attributable production in 2012 is expected to be between 320,000 and 345,000 ounces. Capital expenditures for 2012 of $330 million are planned at Essakane and include expansion ($208 million), capitalized stripping ($50 million), additional water storage ($15 million), additional power generation for hard ore ($12 million), resource delineation and near-mine exploration program ($8 million) and other sustaining capital ($37 million).

IAMGOLD CORPORATION – ANNUAL MD&A –2011

Canada – Doyon Division (IAMGOLD interest – 100%)

Summarized Results

100% Basis

	000000000	000000000	000000000
	2011	Change	2010
Total operating material mined (000 t)	57	(7%)	61
Ore milled (000 t)	56	(8%)	61
Head grade (g/t)	13.9	4%	13.4
Recovery (%)	95	(1%)	96
Gold production (000 oz)	24	(27%)	33
Gold sales (000 oz)	34	3%	33

Gold revenue ($/oz)(a)	1,523	14%	1,331

Cash cost excluding royalties ($/oz)	1,038	66%	626
Royalties ($/oz)	38	31%	29
Cash cost ($/oz)(b)	1,076	64%	655

(a)	Gold revenue per ounce is calculated as gold sales divided by ounces of gold sold.
(b)	Cash cost per ounce is a non-GAAP measure. Refer to the Supplemental Information section attached to the MD&A for reconciliation to GAAP measures.

In 2011, Mouska continued to produce at a reduced rate by stockpiling ore and batch processing at the end of the year. Gold production was lower than prior year as a result of less ore mined and processed. Cash costs per ounce increased during 2011 largely due to lower production volume and higher royalties from increasing gold prices.

Outlook

In 2012, Mouska will continue stockpiling ore which will be processed in 2013 at the mill is currently being refurbished for the start-up of Westwood. There is no gold production planned at Mouska in 2012.

Mali – Sadiola Mine (IAMGOLD interest – 41%)

Summarized Results

41% Basis

	000000000	000000000	000000000
	2011	Change	2010
Total operating material mined (000 t)	8,957	(7%)	9,654
Capitalized waste mined (000 t)	2,653	-	-
Strip ratio(a)	10.0	27%	7.9
Ore milled (000 t)	1,979	10%	1,792
Head grade (g/t)	1.9	(10%)	2.1
Recovery (%)	94	1%	93
Attributable gold production (000 oz)	121	3%	118
Attributable gold sales (000 oz)	121	3%	117

Gold revenue ($/oz)(b)	1,565	28%	1,224

Cash cost excluding royalties ($/oz)	722	24%	580
Royalties ($/oz)	94	29%	73
Cash cost ($/oz)(c)	816	25%	653

(a)	Strip ratio is calculated as waste divided by full-grade ore mined.
(b)	Gold revenue per ounce is calculated as gold sales divided by ounces of gold sold.
(c)	Cash cost per ounce is a non-GAAP measure. Refer to the Supplemental Information section attached to the MD&A for reconciliation to GAAP measures.

IAMGOLD CORPORATION – ANNUAL MD&A –2011

The attributable gold production in 2011 was slightly higher compared to the prior year as a result of higher throughput and recoveries partially offset by lower grades. Throughput was higher as overall plant availability improved during the year. The site mined 20% higher tonnage compared to the prior year and stripped significant quantities of waste, of which 2.7 million tonnes were capitalised.

Cash costs rose during 2011 compared to the prior year primarily as a result of higher energy costs, higher consumables costs, higher labour costs from a revised mining contract finalized in the fourth quarter of 2010, and increased royalties from higher realized gold prices.

The Company’s attributable portion of capital expenditures during 2011 was $23.2 million and consisted of capitalized stripping ($9.3 million), sulphide project ($3.7 million), mill equipment ($2.9 million), infrastructure ($1.8 million) and other small projects ($5.5 million).

Sadiola distributed a dividend of $33.6 million to IAMGOLD during 2011 (2010: IAMGOLD’s share – $63 million).

Expansion at Sadiola

The feasibility study on the Sulphide Project to expand the processing facility to treat hard rock in conjunction with soft rock was completed in 2011. This project is primarily based on mining of hard sulphide ore beneath the oxide zone in the existing Sadiola pit, at an overall expanded milling rate. Current oxide reserves will continue to be processed in the existing plant while the expansion is constructed and for some time afterward. Once the oxide resources are exhausted, the existing portion of the plant will be adapted to treat sulphide ores together with the expansion section.

Detailed engineering and logistical planning are underway and orders for long lead time equipment were issued during 2011. Also power supply terms for the expanded operation as well as the fiscal treatment of the new project. Negotiations with the government have reached the stage necessary to complete the definitive agreement on those issues. Permits for mine site construction were received in 2011 and the permit for power line construction is expected shortly.

Currently, a project optimization exercise is underway to incorporate the latest capital and operating cost estimates, the latest mine plan incorporating all oxide resources, along with new sulphide resources identified during the past year. An internal peer review of the project is being completed. A construction decision is expected in 2012 from the Company`s joint venture partner, AngloGold Ashanti. Under the current project schedule, pre-stripping of the Sadiola main pit to access the underlying sulphides will begin in 2013. Project completion and start-up of the new process plant is scheduled for the first half of 2014. IAMGOLD’s share of planned total capital expenditures over the next three years is $300 million, of which $150 million is directly related to the expansion project.

IAMGOLD CORPORATION – ANNUAL MD&A –2011

Mali – Yatela Mine (IAMGOLD interest – 40%)

Summarized Results

40% Basis

	2011	Change	2010
Total operating material mined (000 t)	6,797	37%	4,960
Strip ratio(a)	7.8	20%	6.5
Ore crushed (000 t)	1,126	(4%)	1,173
Head grade (g/t)	1.0	(17%)	1.2
Attributable gold stacked (000 oz)	38	(17%)	46
Attributable gold production (000 oz)	29	(52%)	60
Attributable gold sales (000 oz)	29	(51%)	59

Gold revenue ($/oz)(b)	1,571	32%	1,186

Cash cost excluding royalties ($/oz)	1,438	103%	709
Royalties ($/oz)	96	35%	71
Cash cost ($/oz)(c)	1,534	97%	780

(a)	Strip ratio is calculated as waste divided by full-grade ore mined.
(b)	Gold revenue per ounce is calculated as gold sales divided by ounces of gold sold.
(c)	Cash cost per ounce is a non-GAAP measure. Refer to the Supplemental Information section attached to the MD&A for reconciliation to GAAP measures.

Yatela’s gold production continued to decline in 2011 as the mine life draws to a close. Attributable gold production was lower in 2011 compared to 2010 as a result of lower gold stacked in prior periods. After the completion of mining the bottom of the main pit in early 2010, mine production has shifted to a longer-haul satellite pit, which resulted in lower grades and higher waste stripping.

Cash costs during 2011 were significantly higher than in the prior year. This was primarily due to higher contractor costs as a result of a revised mining contractor fee structure in the fourth quarter of 2010, higher waste stripping, higher energy cost and higher royalties as a result of higher gold prices.

There were no significant capital expenditures during 2011 and in 2010.

Yatela did not distribute any dividend during 2011 compared to $25.9 million in 2010.

IAMGOLD CORPORATION – ANNUAL MD&A –2011

Canada – Niobec Mine (IAMGOLD interest – 100%)

Summarized Results

100% Basis

	000000	000000	000000
	2011	Change	2010
Total operating material mined (000 t)	2,087	16%	1,792
Ore milled (000 t)	2,113	13%	1,864
Grade (% Nb2O5)	0.57	(7%)	0.61
Niobium production (millions of kg Nb)	4.6	5%	4.4
Niobium sales (millions of kg Nb)	4.6	7%	4.3

Operating margin ($/kg Nb)(a)	15	(17%)	18

(a)	Operating margin per kilogram of niobium at the Niobec mine is a non-GAAP measure. Refer to the Supplemental Information section attached to the MD&A for reconciliation to GAAP measures.

Niobium throughput increased by 13% compared to the prior year as Niobec received the full year benefit from the mill expansion which was completed in the third quarter of 2010. As a result, niobium production during 2011 was 5% higher than in the prior year. This was offset by lower grades as a result of significant development in low grade ore required for the mining sequence in the lower blocks.

Niobium revenues were $177.8 million in 2011 compared to $158.7 million in 2010, due to a higher realized niobium price and higher sales volume. The operating margin per kilogram of niobium decreased by $3 per kilogram during 2011 compared to 2010. Notwithstanding a higher average price sold, the lower operating margin was due to lower grades and higher costs resulting from mine re-sequencing to align to future plan changes in mining approach, higher prices of consumables and a stronger Canadian dollar.

In 2011, capital expenditures were $61.3 million and included a pumping station ($17.8 million), underground development ($14.5 million), underground equipment ($7.0 million), expansion project ($4.5 million), and other sustaining capital ($17.5 million).

Expansion at Niobec

The Company achieved positive results from a pre-feasibility study (the "study") on its wholly-owned subsidiary Niobec Inc., situated in the province of Quebec, Canada. The results of the study provide further confidence to move forward on the Niobec expansion project. The planned transition from open stoping underground mining methods to block caving mining methods as detailed in the study is expected to approximately triple niobium production and improve margins. Based on the pre-feasibility study completed in early 2012, the Company will be proceeding with a feasibility study based on the block-caving mining method. The pre-feasibility study confirms management’s view of the value of the asset, estimated to have an after-tax net asset value of $1.6 to $1.8 billion.

The planned transition from the current open stoping underground mining method to block cave mining, as detailed in the Pre-Feasibility Study is expected to approximately triple niobium production and improve margins significantly. The Feasibility Study, planned for completion by mid-2013, is intended to confirm this evaluation, to increase the detail of engineering design and to improve the accuracy of estimates. Activities planned as part of the Feasibility Study will include: production of a detailed environmental and social impact assessment, further conversion of the remaining mineral resources to the measured and indicated categories, verification of specific design parameters through further test work, production of a detailed mine design and plan, a final evaluation of the construction costs and finalization of the economic evaluation.

IAMGOLD CORPORATION – ANNUAL MD&A –2011

Key Metrics of the Niobec Expansion Pre-Feasibility Study under the Block Cave Scenario:

Classification	Tonnes (millions)	Grade (% Nb2O5)	Contained Nb2O5 (million kilograms)
Probable Reserves	419.2	0.42%	1,746
Measured Mineral Resource[1]	235.3	0.44%	1,028
Indicated Mineral Resource[1]	250.2	0.39%	986
Inferred Mineral Resource	155.4	0.35%	547

NAV (After-tax)	$1.6-$1.8 billion
Total Recovered Niobium	576 million kg Nb
Mine Life (does not include all resources)	46 years
Average Annual Niobium Production	13.5 million kg Nb
Mining Cost	$17 per kg Nb
Operating Margin	$28 per kg Nb
Pre-production Capital Expenditures	$976 million
Growth and Sustaining Capital over 46 years	$965 million
Operating Cash flow (pre-tax)	$15.2 billion
Estimated IRR (after-tax)	17% - 19%
Canadian/US Exchange Rate (2012 - 1.00)	1.05
Niobium Price Assumption	$45 per kg Nb

(1) Measured and indicated resources are 98% inclusive of probable reserves. Under the block caving scenario around 2% of the measured and indicated resources included in the probable reserves are slightly below the cutoff of 0.20% Nb2O5 per tonne (before recovery) used for resource reporting. This material represents only 5.8 million tonnes averaging 0.18% Nb2O5 for 10 million kilograms of Nb2O5 contained.

The completion of the pre-feasibility study has provided more insight into the timing of the expenditures. Pre-production capital expenditures of $976 million are planned from 2013 through 2016 for expansion construction. This estimate includes permit applications, basic and detailed engineering, development work, construction and start-up of the mine and the new plant. The estimated cost of $30 million to complete the feasibility in 2012-2013 is not included.

The schedule of project expenditures is shown below:

Year	Capital Expenditures ($ millions)*
2013	90
2014	220
2015	291
2016	375
Total	976

* Excludes mine capital and feasibility study costs.

In 2011, following the scoping study results, a community relation office was put in place in order to inform key stakeholders in relation to the project. Several committees were formed by the foreseen impacted community to represent their interests. Preliminary social and environmental baselines were completed within the potentially impacted area. The permitting process is estimated to be completed between 18 to 24 months following the project notice deposit to the regulatory agencies.

IAMGOLD CORPORATION – ANNUAL MD&A –2011

Outlook

The Niobec mine’s production for 2012 is expected to be between 4.6 million kilograms and 5.1 million kilograms with an operating margin between $15 and $17 per kilogram. In 2012, capital expenditures at Niobec of $90 million are planned for advancing the feasibility study ($30 million), underground development ($16 million), flotation optimization project ($9 million), project, service hoist ($8 million), mining equipment ($6 million), pumping station ($4 million) and sustaining capital ($17 million).

IAMGOLD CORPORATION – ANNUAL MD&A –2011

DEVELOPMENT PROJECTS

In 2011, the Company’s total development project expenditures were $132.0 million, mainly related to the Westwood project in northern Quebec. Projects are summarized as follows:

(in $ millions)	2011	2010
Capitalized Expenditures	$	$
North America
Canada – Westwood project	124.3	94.9
Africa
Burkina Faso – Essakane project[1]	-	119.9
Mali – Sadiola deep sulphide project[1]	3.7	3.9
South America
Ecuador – Quimsacocha project	3.0	4.6
Peru – La Arena project	-	35.2
	131.0	258.5
Expenses
South America
Ecuador – Quimsacocha project	-	0.3
French Guiana – Camp Caiman project	1.0	1.9
	1.0	2.2
Total	132.0	260.7

1 Please refer to the Results of Operations section of this document for more information.

Outlook 2012 – Evaluation projects

The planned capitalized evaluation expenditures for 2012 are summarized as follows:

(in $ millions)	Capitalized
2012	$
Canada – Westwood project (before tax credits)	220.0
Ecuador – Quimsacocha project	3.0
223.0

IAMGOLD CORPORATION – ANNUAL MD&A –2011

Canada – Westwood Project

Summary project highlights are shown in the table below:

Classification	Tonnes	Grade (g/t Au Undiluted)	Contained Au (000s oz)
Indicated Mineral Resource[1] (Warrenmac)	219,000	8.6	60
Indicated Mineral Resource[1] (Zone 2 Westwood)	560,000	13.8	248
Inferred Mineral Resource[1]	9,411,000	11.3	3,407
Total Recovered Gold		3,480,070 oz.
Mine Life		19 years
Average Annual Gold Production		190,000 oz.
Average Cash Cost		$533 per oz.
Total Pre-production Capital[2]		$518 million
Sustaining Capital (life of mine)		$529 million
Operating Cash flow (after-tax)		$1,717 million
Estimated IRR (after-tax)		9% -11%
Canadian/US Exchange Rate (2012 - 1.00)		1.05
Average Gold Price Assumption		$1,249 per oz.

(1)	Mineral resources as of May 2011 are calculated at an undiluted 6 g/t Au cutoff grade at a minimum two-metre width; panel grades of individual lenses are capped at 15 g/t.
(2)	Includes remaining capital of $198 million (after tax credits) for 2012.

Construction

The overall plan remains on track for an early 2013 commercial start. The Westwood project expenditures in 2011 totaled $124.3 million (2010 – $94.9 million) with significant infrastructure preparation and construction, including the completion of the fire detection system, the new pump house, the waste silo, and the beginning of the ground support of the six-metre diameter ventilation shaft. During 2011, shaft sinking reached a depth of 1,455 metres, with the installation of a spill pocket and the safety bulkhead under the 104-0 level, and underground development work totaled 9,315 metres of lateral and vertical excavation.

Exploration

Over 75,000 metres of diamond drilling, at a cost of $9.6 million, were completed during 2011 as part of the underground drill program. The program was designed to identify additional inferred resources and upgrade existing mineral resources to measured and indicated categories in tandem with the on-going underground development and construction.

Four underground drills, working on the exploration drilling program below the 132 level, drilled over 28,600 metres during 2011. In addition, five drills focused on in-fill and delineation work, drilling nearly 46,600 metres during the year. The Company has acquired additional confidence in the inferred resources and the remaining exploration potential.

IAMGOLD CORPORATION – ANNUAL MD&A –2011

Outlook for 2012:

Main activities planned for 2012 totalling $198.3 million (after-tax credits) are as follows:

¡	Construction of a new surface administration and services building and a new paste backfill plant;
¡	Extensive refurbishment of the existing Doyon mill and installation of a new sewage treatment plant;
¡	Shaft sinking to a depth of 1,954 metres by the end of 2012;
¡	Completion of permanent ground support for the six-metre ventilation raise;
¡	Excavation of a six-metre exhaust raise;
¡	Completion of 89,000 metres of infill and step-out drilling for resource development;
¡	Completion of 15,000 metres of vertical and horizontal development; and
¡	Commencement of mining in the Warrenmac zone for stockpiling ahead of the 2013 start-up.

South America – Ecuador – Quimsacocha Project

The Quimsacocha project has probable reserves of 8.1 million tonnes, at an average grade of 6.5 grams of gold per tonne of ore containing 1.7 million ounces of gold, within an indicated resource of 9.9 million tonnes, at an average grade of 6.6 grams of gold per tonne of ore containing 2.1 million ounces of gold.

The Company has obtained requisite permits and authorization to advance feasibility work.

The Company is also closely following the progress of mining contract negotiations involving three projects in Ecuador, which may serve to clarify certain key fiscal and other items.

Assessment of the project's financial viability continues as the Company works to clarify key fiscal and other applicable dimensions. Expenditures in 2012 of $3.0 million are based on continuing with the current level of activity. The Company continues to assess whether the government's position in contract negotiations offer sufficient flexibility, clarity and certainty to allow advancement of the project.

South America – French Guiana – Camp Caiman Project

Following the French government’s decision not to issue a mining permit for the Camp Caiman project in 2008, the Company initiated two distinct legal actions in 2009 at the Administrative Tribunal in French Guiana: the first one challenging the legality of the French government’s decision (the ‘Permitting Appeal’); and the second one seeking compensation in the amount of €275 million for damages resulting from that decision (the “Compensation Claim”).

Under the Permitting Appeal, the Administrative Tribunal stayed the government’s decision in 2010 and ordered the government to issue a more reasoned permitting decision on the Camp Caiman project.

Later that same year, the French government again decided not to issue a mining permit for the Camp Caiman project – providing more detailed reasons this time – and the Company subsequently filed a new appeal of this second decision in the fourth quarter of 2010 (the “Second Permitting Appeal”).

On February 2, 2012, the Administrative Tribunal held a hearing regarding both the Second Permitting Appeal and the Compensation Claim and, on February 16, 2012, dismissed both of the Company’s actions. The Company may appeal the Administrative Tribunal’s decision.

IAMGOLD CORPORATION – ANNUAL MD&A –2011

EXPLORATION

IAMGOLD’s exploration efforts remain focused in West Africa, select countries in South America, and the province of Quebec in Canada. With a strategic mandate for organic growth, the Company has numerous projects already underway and continues to pursue additional advanced exploration joint venture or acquisition opportunities that will provide the foundation for future growth.

In 2011, IAMGOLD incurred $108.6 million on exploration projects compared to $86.2 million in 2010. The 2011 expenditures included:

•

near-mine exploration and resource development expenditures of $53.3 million involving the completion of more than 335,000 metres of drilling directed at on-going resource expansion and delineation drilling programs including Rosebel in Suriname for $14.0 million, an underground exploration and resource delineation drilling program at the Westwood development project in Quebec for $ 9.6 million and a resource delineation program at Essakane in Burkina Faso for $14.2 million, and

•

greenfield exploration expenditures of $55.3 million conducted at 17 projects, including two advanced exploration sites and exploration of a Rare Earth zone in proximity to the Niobec mine, in 8 countries in Africa and the Americas as part of IAMGOLD’s long-term commitment to reserves replenishment and organic growth.

The Company’s exploration and resource development expenditures were as follows:

	000000000000	000000000000
(in $ millions)	2011	2010
	$	$
Capitalized Near-Mine Exploration and Resource Development
Suriname	13.6	14.4
Canada	9.6	8.7
Mali	1.0	4.9
Burkina Faso	9.8	13.4
	34.0	41.4
Expensed Near-Mine Exploration and Resource Development
Canada	9.7	4.5
Mali	4.8	2.4
Burkina Faso	4.4	-
Suriname	0.4	0.3
	19.3	7.2
Total Near-Mine Exploration and Resource Development Expenditures	53.3	48.6
Capitalized Greenfield Exploration
Africa	1.3	1.0
Expensed Greenfield Exploration
South America	18.1	19.3
Africa	33.4	16.2
Canada	2.5	1.1
	54.0	36.6
Total Greenfield Exploration	55.3	37.6
Total Expenditure	108.6	86.2

IAMGOLD CORPORATION – ANNUAL MD&A –2011

Outlook 2012 – Exploration

Based on positive exploration results, the Company has confirmed its commitment to organic growth by approving an aggressive corporate exploration budget of $130.6 million in 2012, a 20% increase over the $108.6 million expended in 2011. The 2012 corporate exploration program is the most ambitious ever undertaken by IAMGOLD, and the Company plans to carry out approximately 670,000 metres of core and reverse circulation drilling across 20 early to late stage exploration projects and the Company’s four mines and development projects (495,000 metres completed in 2011). The drilling in 2012 includes a minimum of 2,750 metres on the Rare Earth Element (“REE”) Project in Quebec, prior to planning and commencement of more detailed resource evaluation work.

The Company will carry out significant mine site resource development programs at the Westwood development project, and the Rosebel, Essakane and Niobec mines, with the goal to convert resources to reserves to counter reserve depletion, and further explore the near-mine environment.

(in $ millions)	Capitalized	Expensed	Total
2012	$	$	$
Near-mine exploration and evaluation	36.7	40.4	77.1
Greenfield exploration projects	1.3	52.2	53.5
	38.0	92.6	130.6

NEAR MINE EXPLORATION AND DEVELOPMENT

Resource development work was in progress during 2011 at Rosebel, Niobec, and Essakane in addition to the Westwood development project.

South America – Suriname – Rosebel

The 2011 reserve development and expansion program at the Rosebel mine was designed to convert measured and indicated resources into proven and probable reserves, and to extend inferred resources along strike and at depth. A total of 88,705 metres of diamond drilling was completed in 2011 on seven of the eight deposits at Rosebel, including 18,485 metres drilled during the fourth quarter of 2011. Resource development and resource conversion drilling was carried out on the Mayo and Rosebel deposits in the fourth quarter, with the focus on infill and resource expansion drilling at the Rosebel deposit to prepare for mining development in 2012. The first phase of condemnation drilling over the waste dump area for the Rosebel deposit was completed, and step-out drilling successfully extended the eastern and western limits of gold mineralization. Revised resource estimates were updated and released in February 2012.

Africa – Burkina Faso – Essakane

Drilling activities resumed early in the fourth quarter after the annual rainy season, principally on the northern sector of the Essakane Main Zone (“EMZ”) resource. A total of 12,847 metres of drilling was completed in the fourth quarter of 2011 utilizing two machines, and 52,569 metres were drilled for the year in the immediate mine area. Resource expansion drilling continued to test the down dip extension of the eastern flank of the anticlinal structure that hosts the deposit. Drill results were mixed although targets at 300 to 450 metres vertical depths north of the current pit limits offer potential extensions to the resources. A revised resource estimate is planned for early 2012 that will better reflect the current operating cost structure, and incorporate a modified structural interpretation and updated geologic model. In 2012, drilling activities will be split between a resource definition program on the satellite Falagountou deposit, and an infill program at Essakane North. A total of 25,000 metres diamond drilling and 30,000 metres reverse circulation drilling is planned for 2012.

IAMGOLD CORPORATION – ANNUAL MD&A –2011

Canada – Quebec – Mouska

Underground drilling in the fourth quarter of 2011 continued with four diamond drills for a total of 9,780 metres (32,827 metres for full year 2011). Underground exploration drifting was carried out in conjunction with the 2011 drill program and 413 metres of exploration drift were completed to provide drill access and to expose mineralized zones for sampling. The current exploration and resource delineation program is chiefly targeting Zone 47, a subsidiary vein structure to veins exploited in the past and located only 35 metres north of existing workings. Zone 47 remains open in two directions, and is prospective for incremental mill feed. Drilling is also planned in 2012 on Zone 65, a parallel zone to historically mined zones. Exploration drifting exposed the structure in the third quarter 2011, and initial sampling results are encouraging.

Canada – Quebec – Westwood

During the fourth quarter of 2011, nine underground drills were operating and 15,455 metres of diamond drilling were completed (75,194 metres for full year 2011). The Company’s efforts were focused on in-fill delineation and resource expansion drilling, principally below the 132 level. Infill drilling carried out during the quarter supported earlier geologic interpretations, and step-out drilling intersected new lenses of mineralization within the known corridors of mineralization.

The program is part of a multi-year development initiative to expand the inferred resource base and upgrade the existing inferred mineral resources to measured and indicated categories. The drilling program is carried out in conjunction with on-going underground development and construction of the surface installations. As part of the development work, the exploration shaft sinking was extended by 104 metres (total 527 metres in 2011), and the exploration ramp and underground drifts were extended by 2,639 metres during the fourth quarter of 2011 (9,315 metres of development drifting in 2011) to provide better underground access for definition drilling in the upper parts of the deposit. Better access will also improve drill positioning to target extensions to the known mineralized lenses at depth.

Canada – Quebec – Niobec

During the fourth quarter of 2011, 14,397 metres (33,394 metres full year 2011) of diamond drilling were completed at Niobec. Underground resource delineation and resource expansion programs contributed 6,639 metres to the quarterly total. Drilling was directed at mining Blocks 4-5 and 6 to upgrade resources to the reserve category as part of the sequential long-term mine planning and explore the depth extensions to the deposit principally below Blocks 4 and 5. A total of 7,758 metres of diamond drilling was completed on a surface program during the fourth quarter of 2011, along the projected eastern and western extensions of the Niobec resource area to fully evaluate the potential of the niobium zone and follow up interesting results from historic drill campaigns. The surface drilling campaign is projected to extend into first quarter of 2012. On-going metallurgical and mineralogical test work was carried out during the quarter to confirm estimated recoveries as part of the resource estimation process.

GREENFIELD EXPLORATION

In addition to the capitalized mine site and development programs described above, the greenfield exploration portfolio consists of near-mine exploration programs on large land positions adjoining the Company’s Essakane and Rosebel mines, two advanced exploration projects in Mali, and fourteen early stage gold projects in Peru, Suriname, Brazil, Senegal and Quebec. The Company’s exploration team had an on-site presence in 8 countries within North and South America and Africa in 2011.

IAMGOLD CORPORATION – ANNUAL MD&A –2011

South America – Suriname

The 2011 near-mine exploration program near the Rosebel mine included a total of 9,975 metres of diamond and reverse circulation drilling in 2011. In the fourth quarter of 2011, activities were focused on the Koemboe and Kraboe Doin prospects, located 10 and 16 kilometres south of the Rosebel infrastructure, respectively. As reported in the previous quarter, more than 3,000 metres of diamond drilling in 20 holes was completed at Koemboe to trace east-west trending mineralized quartz veins encountered in trenching and an earlier diamond drilling campaign. Significant intersections were made, and drilling extended the known strike of veining and mineralization to 400 metres and to a depth of 120 metres. In 2012, a planned 3,000-metre core drilling campaign will assess the possible extensions of two gold-bearing structures defined to date. At Kraboe Doin, the follow-up drilling program of 3,605 metres was completed but results were mixed. At the Charmagne project, located 15 kilometres north of Rosebel, 1,773 metres of core drilling was achieved to test the strike continuation of the Overman deposit (main shear) and the southern offset (southern shear). The drill program resumed work in mid-January 2012. On the newly granted permit of Charmagne West, a reconnaissance stream sediment survey and regional mapping will start in the first quarter of 2012.

Drilling (1,055 metres) was initiated in the quarter on the Tapanahony project, 120 kilometres southeast of the Rosebel mine, where a coherent 1.2 kilometre long surficial geochemistry anomaly will be systematically tested. The drilling program will continue into 2012.

In 2012, a 7,000-metre core drilling campaign is planned in conjunction with a comprehensive mechanized auger drill program to develop new target areas beneath transported sand cover that overlies significant portions of the Company’s land package.

South America – Brazil

At the South Para (Vila Estrela) project, 2023 metres of core drilling were achieved during the quarter (3,019 metres for full year 2011) together with project scale mapping and sampling. Further follow-up is planned for 2012.

In Minas Gerais State, 1415 metres of diamond drilling (3,147 metres for full year 2011) were completed to test a broad and coherent soil geochemistry anomaly. The program encountered favourable intercepts of gold mineralization that will be the focus of an expanded program in 2012.

Africa – Burkina Faso – Essakane

During the fourth quarter of 2011, exploration work continued on the Company’s 1,283-square-kilometre block of exploration concessions surrounding the mine permit. Through December 2011, 22,420 metres of reverse circulation and 11,348 metres of diamond drilling had been completed on exploration targets within the 100-square-kilometre mine permit, independent of the 52,569-metre resource expansion program carried out within and immediately adjacent to the Essakane Main Zone resource. Additionally, 4,527 metres of aircore drilling was achieved in 2011, testing large expanses of the mine permit that are covered with a thin veneer of windblown sands which mask underlying bedrock and limit the effectiveness of surface geochemical surveys. Encouraging drill results were received from a targeted zone south of the Falangountou resource, and drilling will resume early in 2012 to better determine continuity and grade.

An aggressive exploration program on the Company’s surrounding exploration permits continued during the fourth quarter on established gold mineralized trends in closest proximity to the Essakane infrastructure, most notably the more than 10-kilometre-long gold anomalous Gossey-Korizena trend and the Tassiri prospect. More than 4,173 metres of reverse circulation were completed during the quarter on these satellite prospects. Significant drill results were also reported earlier on the Gossey-Korizena trend, an intermittently exposed 10-kilometre long gold anomalous zone defined by artisanal workings, historic surface sampling and scout drilling. More than 20,263 metres of aircore drilling conducted through December 2011 confirmed the continuity of the target anomaly beneath large tracts of transported sand cover. The Company will return to these areas for further work later in 2012 with aggressive reverse circulation and follow-up aircore drilling programs. The Korizena prospect shows promise; however, oxide potential is limited by the shallow oxide weathering profile encountered to date.

IAMGOLD CORPORATION – ANNUAL MD&A –2011

Africa – Mali – Kalana Joint Venture

Subject to the terms of an agreement with Avnel Gold Mining Limited (“Avnel”), entered into in August 2009, the Company has the right to earn a 51% interest in the Kalana joint venture by spending $11 million over three years, and demonstrating a 2 million ounce gold resource. The Company may also increase its share of the available interest in the project up to 70% upon delivery of a feasibility study, or up to 65% if Avnel elects to participate in the study. At the end of 2011, the remaining condition for completing the earn-in requirements was establishing a resource estimate showing a minimum 2 million ounce resource. Drilling continued through the fourth quarter of 2011 with two machines, with 25,930 metres completed in the quarter (61,141 metres through December). Drilling is anticipated to continue into 2012 with the principal objective of developing a resource estimate for the Kalana mine area and the near-by Kalanako prospect by the third quarter of 2012. Preliminary metallurgical testing by SGS Mineral Services Lakefield laboratory in Ontario indicates recoveries in the range of 95% to 97% with relative low cyanide consumption. Further metallurgical work is required and will be carried out as the Company’s understanding of ore characterization is further refined. Because of the high nugget effect characterizing Kalana gold mineralization, additional technical studies will also be conducted to provide confidence for resource grade estimation. The Company plans to move aggressively with exploration at Kalana in 2012 with an approved budget of $12.5 million that will include a planned program of 60,000 metres of drilling.

Africa – Mali – Siribaya Joint Venture

The Siribaya advanced exploration gold project in Mali is held under an option to joint venture with Merrex Gold Inc. (“Merrex”). In the fourth quarter of 2011, the Company informed Merrex that the earn-in expenditure obligations of C$10.5 million had been satisfied, and IAMGOLD had vested at 50% interest in the project, subject to confirmation of project expenditures by Merrex. Formal vesting is expected to take place in the first quarter of 2012. Exploration drilling proceeded throughout the fourth quarter with two drills, completing 21,216 metres of combined reverse circulation and core drilling (49,293 metres for full year 2011). Exploration efforts were focused chiefly on the Siribaya trend to determine the extent of gold mineralization utilizing wide spaced fences of holes, and more detailed diamond drilling follow-up on positive assay results. Initial drill results from the parallel Bambadinka zone returned mixed results but only a small sector of the eight-kilometre long zone was tested; additional drilling is planned for 2012. The 2012 exploration budget is $11.9 million, of which the Company’s proportionate share will be $5.9 million.

Africa – Senegal

Exploration continued through the fourth quarter on the Company’s Boto-Daorala project. Activities were focused on a gold anomalous zone on the Daorala portion of the concessions that lies on trend with the Loulo mining complex in neighboring Mali. A total of 1,082 metres of diamond and reverse circulation drilling were completed in the quarter (6,908 metres for full year 2011) but results to date have not, as yet, defined significant mineralization. Work in 2012 will focus on the Boto project area with a 5,000-metre core drilling program planned.

Canada – Quebec – Rare Earth Elements

In February 2012, the Company announced the discovery of a large and potentially highly significant rare earth elements (“REE”) deposit located less than one kilometre north of the Niobec mine. The rare earth element zone (“REE zone”) was last explored in 1985 and work was reinitiated early in 2011 on the REE zone with a four-hole validation drilling campaign that successfully replicated historic drill results. As reported in the Company’s 2011 second quarter report, a supplemental exploration program of $2.5 million was approved to drill test the projected extensions of known niobium resources at Niobec, and to explore the REE zone. The REE zone was evaluated with a total of 13,798 metres of diamond drilling in 29 holes including 2,499 metres drilled in the fourth quarter of 2011. The 2011 drill program conducted by the Company on the REE zone aimed to establish the three dimensional “footprint” of mineralization, provide a preliminary REE grade estimate and samples for preliminary metallurgical test work. The campaign was completed on a grid spacing of 100 by 200 metres to programmed drill depths of about 450 metres. Four holes exceeded 700 metres in total length, and to a maximum length of 750 metres. The deeper holes demonstrate that the brecciated and mineralized facies of the REE zone persists uninterrupted at depth, although the resource model is reported only to a depth of 375 metres. The program confirmed that the host carbonatite complex contains significant quantities of rare earths including Cerium (Ce), Lanthanum (La), Neodymium, (Nd), Praseodymium (Pr), Samarium (Sm),

IAMGOLD CORPORATION – ANNUAL MD&A –2011

Gadolinium (Gd), Europium (Eu), Dysprosium (Dy) and Terbium (Tb). Further exploration and infill drilling is expected to extend the resource model well below the current depth parameters, and to the south and southwest. The Company initiated a 2,750-metre follow-up drill campaign in January 2012 to establish the overall limits of REE mineralization with greater certainty. Additional drilling is also planned in 2012 for resource definition and to aid in developing a scoping study.

Canada – Quebec

The second phase of diamond drilling on the Company’s Bousquet-Odyno Property was completed in the quarter with a total of 6,409 metres for 2011. The project, located only eight kilometres from the Westwood development project in the Abitibi region of Quebec, was reactivated in 2010 as part of the Company’s renewed emphasis on exploration in Quebec. The drill program aims to build on positive drill results, and to determine continuity of encouraging gold mineralization encountered in an earlier drilling campaign. Assay results are incomplete, but demonstrate a continuous gold-bearing structure that has been traced for more than 300 metres. The lateral and depth extensions remain to be tested.

As reported previously, an Earn-in Option agreement was entered into on June 22, 2011 with Virginia Mines (“Virginia”) on their Lac Pau project located in the James Bay region. The Company has the right to earn a 50% interest in the property in consideration of C$6 million in work expenditures and prescribed cash payments. A high-resolution heliborne magnetic survey was carried out to refine the understanding of the geological and structural framework of the project area. A synthesis of summer field work shows new areas of interest along the Lac Pau gold corridor. A 3,000-metre winter drilling program is planned for the first quarter of 2012 to further evaluate a 12-kilometre long gold mineralized corridor and test extensions of positive drilling results and surface sampling.

IAMGOLD CORPORATION – ANNUAL MD&A –2011

FINANCIAL POSITION

Financial Risks

The Company manages capital and its exposure to financial risks by ensuring it has sufficient financial capacity to support its operations, current mine development plans and long-term growth strategy.

The Company is subject to various financial risks that could have a significant impact on profitability and financial conditions. These risks include liquidity risk, credit risk and financial market conditions relating to interest rates, gold price, oil price and currency rates.

Liquidity Risk and Capital Resources

The Company ended 2011 with a strong balance sheet, having $1.3 billion in cash, cash equivalents, and gold bullion evaluated at market value, compared to $411.3 million at the end of 2010. This increase is mainly due to the sale on June 22, 2011, of the Company’s 18.9% interests in the Tarkwa and Damang gold mines for $667.0 million cash, and to cash flow from operating activities of $589.9 million during 2011 mostly used to fund capital expenditures in mining assets and exploration and development projects.

In addition, in February 2011, IAMGOLD received $48.8 million for the sale of its La Arena project. On February 24, 2011, IAMGOLD issued 1.7 million flow-through shares at a price of C$25.48 per share raising gross proceeds of $43.3 million.

As at December 31, 2011, no funds were drawn against the Company’s $350.0 million unsecured revolving credit facility. The Company also has a $50.0 million revolving facility for the issuance of letters of credit of which, as at December 31, 2011, $17.9 million in letters of credit were outstanding to guarantee certain asset retirement obligations.

In February 2012, the Company increased its $350.0 million unsecured revolving credit facility to a four-year, $500.0 million unsecured revolving credit facility. The Company also increased its revolving facility for the issuance of letters of credit to $75.0 million.

In February 2012, Niobec Inc., a wholly-owned subsidiary of the Company, entered into a four-year $250.0 million unsecured revolving credit facility to be used for general corporate requirements including working capital requirements and expansion of existing facilities of Niobec.

In January 2012, IAMGOLD paid a semi-annual dividend in the amount of $0.125 per share for a total of $47.0 million.

In July 2011, IAMGOLD filed a renewal of its existing short form base shelf prospectus qualifying the distribution of securities of up to $1 billion. The renewal has a 25-month life in Canada (except for Quebec) and the United States, and is intended to provide the Company additional financial flexibility. The proceeds from any such offerings may be used by the Company to further expand and develop its existing mines, advance its development projects, further explore and develop its mineral properties, fund working capital requirements or for other general corporate purposes including acquisitions. This filing is a renewal of the Company’s existing base shelf prospectus that was never drawn on.

Gold Bullion

		2011	2010
Ounces held	(oz)	134,636	100,001
Weighted average acquisition cost	($/oz)	719	404
Acquisition cost	(in $ millions)	96.8	40.4
End of year spot price for gold	($/oz)	1,566	1,406
End of year market value	(in $ millions)	210.9	140.6

During 2011, the Company sold 1,412 ounces in conjunction with the sale of its interests in the Tarkwa and Damang properties, for proceeds of $2.1 million resulting in a gain of $1.4 million. The Company purchased 35,912 ounces of gold on the open market during the year at an average cost of $1,581 per ounce totaling $56.8 million. In 2011, the Company received a dividend of 135 ounces of gold valued at $1,788 per ounce totaling $0.3 million.

IAMGOLD CORPORATION – ANNUAL MD&A –2011

Working Capital

	2011	2010
Working capital (in $ millions)	1,190.8	344.3
Current working capital ratio	4.4	2.4

During 2011, working capital increased by $846.5 million as a result of the proceeds received the disposal of assets held for sale, higher supplies inventories to support increased mining and processing activities and a higher current portion of marketable securities. This was partially offset by higher dividends payable and the higher income and mining tax payable related to increased profitability.

Contractual Obligations

Contractual obligations as at December 31, 2011, are presented in tabular form below. These obligations will be met through available cash resources and operating cash flows.

At December 31, 2011	Total	Less than 1 Year	2–3 Years	4–5 Years	After 5 Years
(in $ millions)	$	$	$	$	$
Contracted capital expenditures	72.4	71.7	0.7	-	-
Purchase obligations	137.3	127.7	6.8	2.8	-
Operating leases	7.2	3.3	2.4	1.5	-
Termination benefits(a)	3.1	0.5	2.6	-	-
Asset retirement obligations(a)	245.7	6.4	14.5	13.1	211.7
Total contractual obligations	465.7	209.6	27.0	17.4	211.7

(a)	Represents undiscounted cash flows.

Contracted capital expenditure commitments relate to contractual commitments to complete facilities at some of the Company’s mines. Purchase obligations relate to agreements to purchase goods and services that are enforceable and legally binding on the Company. Operating leases refer to total payment obligations related to operating lease agreements. Termination benefits relate to the Doyon division.

The Company also holds hedging contracts that are described below. Production from certain mining operations are subject to third-party royalties and management fees as described in note 30 of the Company’s 2011 annual consolidated financial statements.

Asset retirement obligations

As at December, 31, 2011, the Company had letters of credit in the amount of $17.9 million to guarantee asset retirement obligations.

At December, 31, 2011, a liability of $222.2 million, representing the discounted value of these obligations, is included in the Company’s consolidated balance sheet compared to $187.4 million at the end of 2010. The increase in obligations which occurred during the year mainly related to the revaluation of the liability using lower real discount rates in effect at December 31, 2011 and greater disturbance at Essakane and Rosebel from increasing production activities.

Market Risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. For hedging activities, it is the risk that the fair value of a derivative might be adversely affected by a change in underlying commodity prices or currency exchange rates and that this in turn affects the Company’s financial condition.

The Company mitigates market risk by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken, establishing trading agreements with counterparties under which there is no requirement to post any collateral or make any margin calls on derivatives.

Counterparties cannot require settlement solely because of an adverse change in the fair value of a derivative.

IAMGOLD CORPORATION – ANNUAL MD&A –2011

Marketable securities and warrants held as investments, and market price risk

IAMGOLD holds certain marketable securities following the settlement of specific transactions (e.g. disposal of a project in exchange for the shares of the counterparty) or as a strategic investment. These investments relate to mining companies which are part of a volatile market. Share market price exposure risk is related to the fluctuation in the market price of marketable securities. Investments in marketable securities are classified as available-for-sale financial assets and are recorded at fair value in receivables and other for marketable securities expected to be sold in the next 12 months, and for the remainder in other non-current assets on the consolidated balance sheet.

In 2011, the unrealized gain related to change in market price of marketable securities classified as available-for-sale of $6.1 million compared to $49.0 million during 2010 was recorded in the fair value reserve within equity.

The Company sold some of its marketable securities during 2011 and 2010. Gains previously included in the fair value reserve were transferred to the statement of earnings for $8.9 million in 2011 compared to of $21.0 million during 2010.

At the end of the year, the Company reviewed the value of marketable securities for objective evidence of impairment based on both quantitative and qualitative criteria and determined that an impairment charge of $1.6 million was required in 2011 (no impairment in 2010). Factors considered in determining impairment included declines in market value over a prolonged period of time and other public information available on these companies.

The Company also has share purchase warrants held as investments included in other non-current assets on the consolidated balance sheet. An unrealized gain of $0.9 million related to the change in the fair value of these warrants held as investments was recorded in 2011 compared to a gain of $4.0 million during 2010.

At December 31, 2011, the impact of a change of 10% in the fair value of marketable securities and warrants held as investments would have resulted in a change in unrealized net of tax gain/loss of $10.2 million that would be included in other comprehensive income, and a change of $0.9 million in net earnings.

Derivative instruments

At the end of December 2011, the Company had entered into hedging contracts to limit the impact of fluctuations as a result of volatilities in the world markets by hedging a portion of its expected consumption of Canadian dollars, South African Rand, oil and aluminum.

At the end of the year, fair values of the Company’s derivatives were as follows:

	December 31, 2011		December 31, 2010
	Carrying Value	Fair Value	Carrying Value	Fair Value
(in $ millions)	$	$	$	$
Derivatives – Currency exchange contracts	(4.6)	(4.6)	-	-
Derivatives – Oil option contracts	4.6	4.6	-	-
Derivatives – Aluminum contracts	(0.8)	(0.8)	-	-
	(0.8)	(0.8)	-	-

Currency exchange rate risk

Movements in the Canadian dollar (C$), the euro (€) and the South African Rand (“Rand”; symbol: “ZAR”) against the U.S. dollar have a direct impact on the Company’s financial statements. Canadian and international operations have exposure to currencies; however metal sales are mainly transacted in U.S. dollars and a significant portion of each international operation’s cost base is denominated in U.S. dollars.

IAMGOLD CORPORATION – ANNUAL MD&A –2011

The impact of conversion of transactions denominated in foreign currencies is accounted for in the statement of earnings and presents increased risk, as these foreign currency rates fluctuate in relation to the U.S. dollar.

During 2011, the Company increased its hedge position for its exposure to the Canadian dollar, the euro and the Rand by executing a combination of forward and option contracts. The Company’s objective is to hedge its exposure to these currencies resulting from operating and capital expenditures requirements at the Niobec and Essakane mines, the Westwood project, and corporate costs.

As at December 31, 2011, the Company had outstanding contracts for:

•	Forward and options contracts for C$234.9 million ($233.7 million) hedging 62% of its exposure in 2012. Contracts rates are from C$0.97/U.S.$ to C$1.05/U.S.$.
•	Forward and options contracts for €96.0 million ($124.8 million) hedging 37% of its exposure in 2012. The average contracts rate for those contracts is 1.300.
•	Forward contracts for ZAR 55.5 million ($6.6 million), hedging 100% of its exposure in 2012, at an average rate of ZAR 8.384/U.S.$.

These contracts do not qualify for hedge accounting. The fair value was included in other current liabilities in the consolidated balance sheet.

	December 31	December 31
Fair value	2011	2010
(in $millions)	$	$
Canadian dollar (C$)	(4.3)	-
Euro (€)	(0.4)	-
South African Rand (ZAR)	0.1	-
	(4.6)	-
Fair value adjustments (unrealized loss on contracts) and a realized loss on deliveries were recognized and recorded as follows:
	2011	2010
(in $ millions)	$	$
Unrealized loss on contracts	(5.0)	-
Realized loss	(1.8)	(3.1)
Total included in derivative loss	(6.8)	(3.1)

The fair value as at December 31, 2011, and the fair value based on an increase or a decrease of 10% of the exchange rate as compared to the U.S. dollar would have been as follows. The entire change in fair value would go through the statement of earnings.

Fair value	December 31 2011	Increase of 10%	Decrease of 10%
(in $ millions)	$	$	$
Canadian dollar (C$)	(4.3)	(20.8)	14.3
Euro (€)	(0.4)	(10.4)	10.2
South African Rand (ZAR)	0.1	(0.5)	0.8
	(4.6)	(31.7)	25.3

Sensitivity analysis on net monetary assets:

The foreign exchange loss recorded in 2011 of $8.0 million, compared to $7.8 million in 2010, was mainly due to the impact of foreign exchange variation on the net monetary asset position comprising items such as cash held in Canadian dollars, receivables, payables and income and mining taxes payable.

IAMGOLD CORPORATION – ANNUAL MD&A –2011

A strengthening of the U.S. dollar, against the Canadian dollar at December 31, 2011 would have decreased net earnings by approximately $13 million. A weakening of the U.S. dollar against the Canadian dollar at December 31, 2011 would have had the same but opposite effect on the amount shown above, on the basis that all other variables remain constant.

Oil contracts and fuel market price risk

Diesel is a key input to extract tonnage and, in some cases, to wholly or partially power operations. Since fuel is produced by the refinement of crude oil, changes in the price of oil directly impact fuel costs. The Company believes there is a strong relationship between prices for crude oil, heating oil and diesel.

During 2011, the Company modified its strategy by using West Texas Crude oil as the basis for hedging. The Company increased its hedge position for its exposure to fuel by executing a combination of swap and option contracts.

As a result, as at December 31, 2011, the Company had outstanding option contracts covering 66% of its fuel exposure in 2012. Contract prices were between $2.55 and $2.99 per gallon for heating oil, and between $70 and $95 per barrel for crude oil. Planned fuel requirements are for the Rosebel, Essakane, Sadiola, Yatela, Niobec and Westwood operations.

The fair value is included in current assets in the consolidated balance sheet. At December 31, 2011, the fair value of outstanding contracts was as follows:

Fair value	Number of Barrels	December 31 2011	December 31 2010
(in $ millions)		$	$
Heating oil option contracts	95,200	0.2	-
Crude oil option contracts	453,600	4.4	-
	548,800	4.6	-

Changes in fair values resulted in a derivative gain (loss) as follows:

	2011	2010
(in $ millions)	$	$
Unrealized gain (loss) on contracts	2.7	(1.1)
Realized gain (loss)	(0.3)	0.2
Total included in derivative gain (loss)	2.4	(0.9)

The fair value of these contracts, based on an increase or a decrease of 10% of the price, would have been as follows. The entire change in fair value would go through the statement of earnings.

	December 31 2011	Increase of 10%	Decrease of 10%
(in $ millions)	$	$	$
Heating oil option contracts	0.2	1.0	(0.4)
Crude oil option contracts	4.4	8.1	1.4

Aluminum contracts and market price risk

Aluminum is a key input in the production of ferroniobium. The Company has a hedging strategy to limit the impact of fluctuations of aluminum prices and to economically hedge a portion of its future consumption of aluminum at the Niobec mine. The Company used swap contracts to economically hedge 75% of its aluminum exposure for 2012 and 49% in 2013 at the Niobec mine. The fair value of outstanding contracts as at December 31, 2011 was included in current other liabilities for the 2012 contracts and in other non-current assets for the 2013 contracts. The valuation of these contracts was based on an average aluminum price between $2,146 per metric tonne and $2,369 per metric tonne, at no cost, for the 2012 and 2013 consumption.

IAMGOLD CORPORATION – ANNUAL MD&A –2011

Fair value	December 31 2011	December 31 2010
(in $ millions)	$	$
Contracts expiring in 2012	(0.8)	-
Contracts expiring in 2013	-	-
	(0.8)	-

These contracts did not qualify for hedge accounting. Changes in fair values resulted in a derivative gain (loss) as follows:

	2011	2010
(in $ millions)	$	$
Unrealized loss on contracts	(0.8)	(0.2)
Realized gain (loss)	(0.2)	0.1
Total included in derivative loss	(1.0)	(0.1)

The fair value of these contracts, based on an increase or a decrease of 10% of the price, would have been as follows. The entire change in fair value would go through the statement of earnings.

	December 31 2011	Increase of 10%	Decrease of 10%
(in $ millions)	$	$	$
Aluminum contracts	(0.8)	0.3	(1.9)

Shareholders’ Equity

On July 20, 2011, IAMGOLD paid a semi-annual dividend in the amount of $0.10 per share totaling $37.5 million. On December 9, 2011, IAMGOLD increased its annual dividend payment to $0.25 per share, resulting in a semi-annual dividend payment in the amount of $0.125 per share payable on January 5, 2012 of $47.0 million. In 2011, additional dividends of $11.7 million were related to subsidiaries’ dividends to non-controlling interests.

Number issued and outstanding	December 31, 2011	February 22, 2012
Shares	375,918,655	375,950,030
Share options	3,542,646	3,507,271

The increase in the number of shares issued and outstanding between December 31, 2011 and February 22, 2012 is due to the exercise of options.

Non-controlling Interests

The non-controlling interests relate to the non-controlling partners’ interests in Rosebel Gold Mines N.V. (the Rosebel mine), Essakane S.A. (the Essakane mine) and EURO Ressources S.A.

Related Party Transactions

In 2011 and 2010, there were no material related party transactions.

IAMGOLD CORPORATION – ANNUAL MD&A –2011

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

Pursuant to regulations adopted by the U.S. Securities and Exchange Commission (SEC), under the Sarbanes-Oxley Act of 2002 and those of the Canadian Securities Administrators, the Company’s management evaluates the effectiveness of the design and operation of the Company’s disclosure controls and procedures. This evaluation is done under the supervision of, and with the participation of, the President and Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”).

Disclosure Controls and Procedures

As at the end of the period covered by this MD&A and accompanying consolidated financial statements, the CEO and the CFO have reviewed and evaluated the effectiveness of the Company’s disclosure controls and procedures. Based on that evaluation, the CEO and the CFO have concluded that the Company’s disclosure controls and procedures were effective to provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries and joint venture, was made known to them by others within those entities.

Internal Controls over Financial Reporting

Management of the Company, with the participation of the CEO and the CFO, are responsible for establishing and maintaining adequate internal controls over financial reporting. The Company’s internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with international financial reporting standards.

There have been no significant changes in the Company’s internal control over financial reporting or in other factors that could significantly affect internal controls during 2011.

Limitations of Controls and Procedures

The Company’s management, including the CEO and the CFO believe that any disclosure controls and procedures and internal controls over financial reporting, no matter how well designed, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

IAMGOLD CORPORATION – ANNUAL MD&A –2011

CRITICAL ACCOUNTING ESTIMATES

The Company’s consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”). The significant accounting policies for the purposes of IFRS are described in note 3 of the Company’s annual consolidated financial statements.

Preparation of the consolidated financial statements requires management to make estimates and assumptions. The Company considers the following estimates to be the most critical in understanding the uncertainties that could impact its results of operations, financial condition and cash flows.

Mineral Reserves and Mineral Resources

Mineral reserve and resource estimates include numerous uncertainties and depend heavily on geological interpretations and statistical inferences drawn from drilling and other data, and require estimates of the future price for the commodity in question and the future cost of operations. Actual production costs may be different than estimated production costs due to many factors, including increasing costs of inputs such as labour, energy and consumables as well as higher royalty expenses related to the price of gold.

Level of production may also be affected by other factors such as weather and supply shortages. Results from drilling, testing and production, as well as material changes in metal prices subsequent to the date of an estimate, may justify revision of such estimates.

The key operating parameters to determine mineral reserves and resources are summarized below. For more information, refer to the detailed presentation of reserves and resources included in the latest annual report and at the Company’s website (www.iamgold.com).

	2011		2010

Weighted average gold price used for:
Gold reserves ($/oz)	1,126	(a)	937	(c)
Gold resources ($/oz)	1,362	(b)	1,059	(d)
Niobium sale price
Niobium reserves ($/kg Nb)	45.00		25.00
Niobium measured and indicated resources ($/kg Nb)	45.00		25.00
Niobium inferred resources ($/kg Nb)	45.00		37.50
Foreign exchange rate (C$/US$):
Reserves	1.05		1.15
Measured and indicated resources	1.05		1.15
Inferred resources	1.05		1.05

(a)

Mineral reserves have been estimated at December 31, 2011, using a gold price of $1,200 per ounce for Mouska, Rosebel and Essakane mines, $1,100 per ounce for the Sadiola mine, and $1,300 per ounce for the Yatela mine. Mineral reserves for the Quimsacocha project were estimated in July 2008 using $750 per ounce.

(b)

Mineral resources have been estimated at December 31, 2011, using a gold price of $1,400 per ounce for Doyon division with a foreign exchange rate of 1.05C$/U.S.$, Rosebel and Essakane mines, $1,600 per ounce for the Sadiola mine and $1,300 per ounce for the Yatela mine. A cut-off of 6 g/t Au over a minimum thickness of 2 metres was used for the Westwood project. Mineral resources for the Quimsacocha project were estimated in July 2008 using $750 per ounce.

(c)

Mineral reserves have been estimated at December 31, 2010 using a gold price of $975 per ounce for Rosebel and Essakane mines, $1,200 per ounce for the Mouska mine, $900 per ounce for the Sadiola mine and $1,000 per ounce for Yatela mine. Mineral reserves for the Quimsacocha project were estimated in July 2008 using $750 per ounce.

(d)

Mineral resources have been estimated at December 31, 2010 using a gold price of $1,100 per ounce for Rosebel, Essakane and Yatela mines, $1,200 per ounce for the Mouska mine, $1,180 per ounce for the Yatela mine and $1,000 per ounce for Doyon mine. A cut-off of 6 g/t Au over a minimum thickness of 2 metres was used for the Westwood project. Mineral resources for the Quimsacocha project were estimated in July 2008 using $750 per ounce.

IAMGOLD CORPORATION – ANNUAL MD&A –2011

Purchase Price Allocation

Business combinations are accounted for using the acquisition method of accounting whereby identifiable assets acquired and liabilities assumed are recorded at fair value as of the date of acquisition. Mineral rights that can be reliably valued are recognized in the assessment of fair values on acquisition, including amounts attributable to values beyond proven and probable reserves (“VBPP”). The excess of the purchase price over the fair value of net assets acquired is recorded as goodwill.

The determination of fair value requires management to make assumptions and estimates about future events. The Company also retains outside specialists to assist in determining the final allocations of the fair values for certain assets. The assumptions and estimates with respect to determining the fair value of assets acquired and liabilities assumed generally require a high degree of judgement and include estimates of mineral reserves and resources acquired, future commodity prices, discount rates and foreign exchange rates. Changes in any of the assumptions or estimates used in determining the fair value of acquired assets and liabilities assumed could have an impact on the allocation of the fair value to balance sheet items and on future results.

Mineral exploration and evaluation costs

Mineral exploration costs are charged to earnings in the period in which they are incurred.

Evaluation costs are expenditures for activities that relate to the evaluation of the technical feasibility and commercial viability of extracting a mineral resource on sites where the Company does not have mineral deposits already being mined or constructed, and are capitalized as exploration and evaluation assets.

Upon determination of technical feasibility and commercial viability of extracting a mineral resource, capitalized costs in exploration and evaluation assets are transferred into mine and other construction in progress, which are classified as a component of mining assets.

The application of the Company’s accounting policy for exploration and evaluation expenditures requires judgment in determining whether future economic benefits may be realized, which are based on assumptions about future events and circumstances. Estimates and assumptions made may change if new information becomes available. If, after expenditures are capitalized, any information becomes available suggesting that the expenditures are not recoverable, the amount capitalized is recognized in the consolidated statement of earnings as impairment in the period when the new information becomes available. Changes in any of the assumptions or estimates used could have an impact on the Company’s results of operations and financial position.

Depreciation, Depletion and Amortisation

Mining assets, royalty interests and any fair value increment related to the original acquisition of investments in associates are amortised over the estimated economic life of the mine. If the expected useful life of the assets is less than the life of the deposit, depreciation is based on their anticipated useful life on a straight-line basis. Amounts relating to VBPP reserves are not amortised until the related resources are converted into reserves.

In the estimation of the units of production, the nature of the orebody and the method of mining the orebody are taken into consideration. Changes in the mineral reserves estimate will result in changes to the depreciation and amortisation charges over the remaining life of the operation.

Impairment of Non-Financial Assets (Goodwill and Long-Lived Assets)

The Company conducts annual impairment assessments of the values of goodwill and long-lived assets, including mining assets, exploration and evaluation assets and royalty interests. Further, if at any other point, an indication of impairment exists, an estimate of the asset’s recoverable amount is calculated as described in note 3 of the Company’s annual consolidated financial statements on significant accounting policies. A prior period impairment loss is tested for possible reversal of impairment whenever an event or change in circumstance indicates the impairment may have reversed.

IAMGOLD CORPORATION – ANNUAL MD&A –2011

The Company evaluates the recoverable amount of non-financial assets to determine whether current events, economic conditions and circumstances indicate that the carrying amount may no longer be supportable. The fair values are based, in part, on certain factors that may be partially or totally outside of the Company's control. The Company's fair value estimates are based on mineral reserves and resources and on numerous assumptions such as estimates of discount rates, realizable metals prices, operating costs, capital and site restoration expenses and estimated future foreign exchange and inflation rates. Management’s assumptions and estimate of future cash flows are subject to risk and uncertainties, particularly in market conditions where higher volatility exists, and may be partially or totally outside of the Company's control. Therefore, it is reasonably possible that changes could occur with evolving economic conditions. If the Company fails to achieve its valuation assumptions or if one of its reporting units experiences a decline in its fair value, this may result in an impairment charge. The impairment charge may be significant and could have a material effect on the Company's financial position and results of operation.

Fair Value of Financial Instruments

The Company has financial instruments recorded at fair value on the balance sheet. Cash, cash equivalents and warrants held as investments are designated as financial assets at fair value through profit and loss and are measured at fair value.

The Company’s investments in marketable securities are designated as available-for-sale financial assets and recorded at fair value on the trade date with transaction costs included in the recorded amount. Unrealized gains and losses on available-for-sale investments are recognized in other comprehensive income (fair value reserve) until investments are disposed of or when there is objective evidence of an impairment in value, at which point accumulated gains and losses in fair value reserve are transferred to earnings.

Warrants held as investments are measured at fair value using the Black-Scholes pricing model. Unrealized gains or losses related to changes in the fair value are included in interest income, derivatives and other investment gains in the consolidated statement of earnings.

The Company may hold derivative financial instruments to hedge its risk exposure to fluctuations of the U.S. dollar compared to other currencies, and fluctuations in commodity prices such as for oil, aluminum and gold. All derivative instruments not designated as a hedge are classified as financial assets at fair value through profit and loss. Derivative instruments, including embedded derivatives, are recorded on the consolidated balance sheet at fair value. Subsequent to initial recognition, these derivatives are measured at fair value. The fair value of derivative instruments is based on forward rates considering the market price, rate of interest and volatility and takes into account the credit risk of the financial instrument. Changes in estimated fair value, including translation differences, at each reporting date, are included in the consolidated statement of earnings as a derivative gain or loss.

Financial assets at fair value through profit and loss are tested for impairment at each reporting date to determine whether there is any objective evidence of impairment. A financial asset is considered to be impaired if objective evidence, that can be estimated reliably, indicates that one or more events have had a negative effect on the estimated future cash flows of that asset.

Current market conditions can have an impact on these fair values. These management estimates are subject to risk and uncertainties. Therefore, it is reasonably possible that changes could occur which may affect the recoverability of the Company’s financial instruments.

Asset Retirement Obligations

The Company records the present value of estimated costs of legal and constructive obligations required to restore locations in the period in which the obligation is incurred. The obligation is generally considered to have been incurred when mine assets are constructed or the ground environment is disturbed at the production location. These estimates are dependent on labour costs, known environmental impacts, the effectiveness of remedial and restoration measures, inflation rates and average credit-adjusted risk-free interest rates. The Company also estimates the timing of the outlays, which is subject to change depending on continued mining activities or newly discovered reserves.

Elements of uncertainty in estimating these costs include potential changes in regulatory requirements and in the methods of remediation.

IAMGOLD CORPORATION – ANNUAL MD&A –2011

Share-Based Compensation

The Company has the following share-based payment plans with related costs included in general and administrative expenses such as share options, share bonus plan, deferred share plan, directors share bonuses and share purchase plan.

The Company utilizes the Black-Scholes model to value these options. The model requires management estimates such as a risk-free interest rate, volatility, dividend yield, weighted average expected life of options issued, and grant-date fair value as discussed in note 22 of the Company’s annual consolidated financial statements.

Income and Mining Taxes

Current income and mining tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the balance sheet date.

Deferred income and mining tax is provided using the balance sheet method on temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

The carrying amount of deferred income and mining tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred income and mining tax assets are reassessed at each balance sheet date and are recognized to the extent that it has become probable that future taxable profit will be available to allow the deferred tax asset to be recovered. Deferred income and mining tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is expected to be realized or the liability settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

As mining is capital intensive with long-lived assets, these deferred tax provisions can be significant. Assessing the recoverability of deferred income tax assets requires management to make significant estimates of future taxable income. There is no certainty that future income and mining tax rates and foreign exchange rates will be consistent with current estimates, which increases the volatility of the Company’s net earnings.

Litigation

The Company is subject to various litigation actions, whose outcome could have an impact on its valuation should it be required to make payments to the plaintiffs. In-house counsel and outside legal advisors assess the potential outcome of the litigation, and the Company establishes provisions for future disbursements required. In aggregate, the potential payments would not be deemed material.

IAMGOLD CORPORATION – ANNUAL MD&A –2011

CHANGES IN ACCOUNTING POLICIES AND FUTURE ACCOUNTING POLICIES

International Financial Reporting Standards (“IFRS”)

The consolidated financial statements of IAMGOLD and all its subsidiaries, joint ventures and associates, as at and for the year ended December 31, 2011, have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). These are the Company’s first consolidated financial statements prepared in accordance with IFRS, and IFRS 1, First-time Adoption of International Financial Reporting Standards has been applied.

The significant accounting policies applied in these consolidated financial statements are presented in note 3 of the 2011 consolidated financial statements and are based on IFRS effective for financial years beginning January 1, 2011.

An explanation of how the transition to IFRS has affected the reported financial position, financial performance and cash flows of the Company is provided in note 33 of the Company’s 2011 consolidated financial statements. This note includes reconciliations of equity, net earnings and total comprehensive income reported under previous Canadian generally accepted accounting principles to those reported under IFRS for the year ended December 31, 2010 and as at the date of transition, January 1, 2010.

FUTURE ACCOUNTING POLICIES

IFRS 9 – Financial Instruments

The IASB has issued IFRS 9, Financial Instruments, which is a four-part project proposing to replace IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 is planned to be effective on January 1, 2015. The Company is in the process of evaluating the impact of the change to its consolidated financial statements as a result of the new standard.

IFRS 10 – Consolidated financial statements

The IASB recently issued its new suite of consolidation and related standards, replacing the existing accounting for subsidiaries and joint ventures (now joint arrangements), and making limited amendments in relation to associates. IFRS 10 supersedes IAS 27, Consolidated and separate financial statements, and SIC 12, Consolidation – Special purpose entities. IFRS 10 will be effective January 1, 2013 and early adoption is permitted. The Company is in the process of evaluating the requirements of the new standards.

IFRS 11 – Joint arrangements, and

IAS 28 – Amended standard on associates and joint ventures

The IASB replaced the existing guidance for joint ventures (joint arrangements) and made limited amendments in relation to associates and the application of the equity method of accounting. Under IFRS 11, joint arrangements are now classified as either joint operations or joint ventures, depending upon the rights and obligations of the parties to the arrangement.

Limited amendments were made to IAS 28 regarding associates and joint ventures held for sale and changes in interests held in associates and joint ventures. Under IFRS 11, joint ventures will be accounted for using the equity method instead of proportionate consolidation.

IFRS 11 and IAS 28 (2011) will be effective January 1, 2013 and early adoption is permitted. The Company will apply this new standard in relation to its joint ventures, Sadiola and Yatela. The Company is in the process of evaluating the requirements of the new standards.

IFRS 12 – Disclosure of interests in other entities

IFRS 12 replace the existing disclosure requirements for entities that have interests in subsidiaries, joint arrangements, and associates. IFRS 12 contains disclosure requirements for entities that have interests in unconsolidated structured entities. IFRS 12 will be effective January 1, 2013. The Company is in the process of evaluating the requirements of the new standards.

IAMGOLD CORPORATION – ANNUAL MD&A –2011

IFRS 13 – Fair value measurement

IFRS 13 replaces the fair value measurement guidance contained in individual IFRS with a single source of fair value measurement guidance, and defines value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, i.e. an exit price. IFRS 13 is applicable prospectively starting January 1, 2013 and early application is permitted with disclosure of the fact. The Company is in the process of evaluating the requirements of the new standards.

IFRIC 20 – Stripping costs in the production phase of a surface mine

IFRIC 20 provides guidance on the accounting for the costs of stripping activity in the production phase of surface mining when two benefits accrue to the entity from the stripping activity: usable ore that can be used to produce inventory and improved access to further quantities of material that will be mined in future periods. IFRIC 20 is applicable for annual period beginning on or after January 1, 2013 and early application is permitted. The Company is in the process of evaluating the requirements of the new standard.

RISKS AND UNCERTAINTIES

The Company is subject to various business, financial and operational risks that could materially adversely affect the Company’s future business, operations and financial condition and could cause such future business, operations and financial condition to differ materially from the forward-looking statements and information contained in this MD&A and as described in the Cautionary Statement on Forward- Looking Information found in this document.

For a more comprehensive discussion of the risks faced by the Company, please refer to the Company’s latest Annual Information Form, filed with Canadian securities regulatory authorities at www.sedar.com, and filed under Form 40-F with the United States Securities Exchange Commission at www.sec.gov/edgar.html. The Annual Information Form, which, in addition to being filed and viewable on www.sedar.com and www.sec.gov/edgar.html, is available upon request from the Company, and is incorporated by reference into this MD&A.

FINANCIAL RISKS

General economic conditions

Events and conditions in the global financial markets during recent past years have had a profound impact on the global economy, leading to a loss of confidence in global credit and financial markets, restricted access to capital and credit, and increased counterparty risk. Many industries, including the gold mining industry, are impacted by these market conditions. Some of the key impacts of the current financial market conditions include contraction in credit markets resulting in a widening of credit risk, devaluations and high volatility in global equity, commodity, foreign exchange and precious metal markets, and a lack of market liquidity. A continued or worsened slowdown in the financial markets or other economic conditions may adversely affect the Company's growth and profitability. No material exposure to financial instruments held by the Company is considered to exist by virtue of the possible non-performance of the counterparties.

Commodity prices and currency

All of the factors that determine commodity prices such as prices for gold, niobium, copper, silver or certain other commodities (such as diesel, aluminum and electricity), and currencies (U.S. dollar and other currency exchange rates) are beyond the Company’s control. For more details, also refer to the Market trends section and the Financial Position section (Financial Risk) of this MD&A.

IAMGOLD CORPORATION – ANNUAL MD&A –2011

Hedging activities

Derivative products can be used to manage the risks associated with, among other things, changes in commodity prices and foreign currency exchange rates. The Company regularly enters into such arrangements in the prescribed manner. The Company enters into hedging contracts to limit the impact of fluctuations as a result of volatilities in the world markets by hedging its requirement of Canadian dollars, euros and South African Rand, and its expected consumption of diesel and aluminum. For more details, also refer to the Financial Position section (Market Risk) of this MD&A.

Liquidity and capital resources

The adequacy of the Company’s capital structure is assessed on an ongoing basis and adjusted as necessary after taking into consideration the Company’s strategy, the forward gold and niobium prices, the mining industry, economic conditions and the associated risks. In order to maintain or adjust its capital structure, the Company may adjust its capital spending, adjust the amount of dividend distributions, issue new shares, purchase shares for cancellation pursuant to normal course issuer bids, extend its credit facility, issue new debt, reimburse existing debt, if any, or purchase or sell gold bullion. For more details, also refer to the Financial Position section (Liquidity Risk and Capital Resources) of this MD&A.

Credit risk related to financial instruments and cash deposits

Investments of surplus funds are made only with approved counterparties and within credit limits assigned to each counterparty. Counterparty credit limits are reviewed by the IAMGOLD management on an annual basis, and may be updated throughout the year with the appropriate approval. The limits are set to minimize the concentration of risks and therefore mitigate the potential for financial loss through counterparty failure. No material exposure is considered to exist by virtue of the possible non–performance of the counterparties to financial instruments.

Access to capital markets, financing and interest rates

To fund growth, the Company may depend on securing the necessary capital through loans or permanent capital. The availability of this capital is subject to general economic conditions and lenders’ and investors’ interest in the Company and its projects. There is a risk in obtaining financing as and when required, and on commercially acceptable terms, for exploration, development, acquisitions and general corporate purposes. The Company is subject to movements in interest rates.

Taxation

Mining tax regimes in foreign jurisdictions are subject to change and may not include fiscal stability guarantees. The Company’s interpretation of taxation law as applied to its transactions and activities may not coincide with that of the tax authorities. As a result, transactions may be challenged by tax authorities and the Company’s operations may be assessed, which could result in significant additional taxes, penalties and interest.

OPERATIONAL RISKS

Mineral reserves, mineral resources, and extraction

The Company’s mineral reserves and mineral resources are estimates, and no assurance can be given that the estimated reserves and resources are accurate or that the indicated level of metal will be produced. Such estimates are, in large part, based on interpretations of geological data obtained from drill holes and other sampling techniques. Actual mineralization or geologic conditions may be different from those predicted. In addition to gold market price fluctuations, it may take many years from the initial phase of drilling before production is possible, and during that time the economic feasibility of exploiting a discovery may change. To minimize the risks, reserves are estimated in accordance with accepted guidelines and standards within the mining industry, quality control programs are established, and competent personnel are employed.

IAMGOLD CORPORATION – ANNUAL MD&A –2011

The Company must continually replace reserves depleted by production to maintain production levels over the long term. Reserves can be replaced by expanding known orebodies, locating new deposits or making acquisitions. There is no assurance that current or future exploration programs will be successful. There is a risk that depletion of reserves will not be offset by discoveries or acquisitions.

Production and Cost Estimates

The cost of production, development and exploration varies depending on factors outside the Company’s control. Failure to achieve production or cost estimates or material increases in costs could have an adverse impact on the Company’s future cash flows, profitability, results of operations and financial condition. Actual production and costs may vary from estimates for a variety of reasons, including: actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors relating to the ore reserves, such as the need for sequential development of orebodies and the processing of new or different ore grades; revisions to mine plans; risks and hazards associated with mining; natural phenomena, such as inclement weather conditions, and unexpected labour shortages or strikes. Costs of production may also be affected by a variety of factors such as changing strip ratios, ore grade metallurgy, labour costs, the cost of supplies and services, general inflationary pressures and currency exchange rates.

Projects

The Company’s ability to sustain or increase its present levels of production is dependent in part on the success of its projects. Risks and unknowns inherent in all projects include the inaccuracy of estimated reserves, metallurgical recoveries, capital and operating costs of such projects, and the future prices of the relevant minerals. Projects have no operating history upon which to base estimates of future cash flows.

Acquisitions and integration

Any acquisition that the Company may choose to complete may be of a significant size, may change the scale of the Company’s business and operations, and may expose the Company to new geographic, political, operational, financial and geological risks. The Company’s success in its acquisition activities depends on its ability to identify suitable acquisition candidates, negotiate acceptable terms for any such acquisition and integrate the acquired operations successfully and in a timely manner with those of the Company.

Title to properties

The validity of mining interests held by the Company, which constitute most of the Company’s property holdings, can be uncertain and may be contested. Acquisition of a title to mineral properties is a very detailed and time-consuming process, and the Company's title to its properties may be affected by prior unregistered agreements or transfers, or undetected defects.

Insurance

Where economically feasible and based on availability of coverage, a number of operational and financial risks are transferred to insurance companies. Available insurance does not cover all the potential risks associated with a mining company's operations. The Company may also be unable to maintain insurance to cover insurable risks at economically feasible premiums, and the ability to claim under existing policies may be contested.

Key personnel

The success of the Company is heavily dependent on its key personnel and on its ability to motivate, retain and attract highly skilled persons. The competition for qualified personnel in the mining industry is currently intense. There can be no assurance that the Company will successfully retain current key personnel or attract additional qualified personnel to manage its current needs and anticipated growth.

IAMGOLD CORPORATION – ANNUAL MD&A –2011

Geographical areas

Some of the operations of the Company are carried out in geographical areas which lack adequate infrastructure and are subject to various other risk factors. Reliable roads, bridges, power sources and water supply are important determinants which affect capital and operating costs.

Environmental, health and safety

The Company’s mining and processing operations and exploration activities are subject to extensive laws and regulations governing the protection of the environment, waste disposal, worker safety, mine development and protection of endangered and other special status species. The Company’s ability to obtain permits and approvals and to successfully operate in particular communities may be adversely impacted by real or perceived detrimental events associated with the Company’s activities or those of other mining companies affecting the environment, human health and safety or the surrounding communities. The Company’s legal and/or constructive commitments to rectify disturbance caused by mining, development and exploration activities may change due to new laws or regulations, updated reclamation plans or new environmental requirements.

Political risk

Mining investments are subject to the risks normally associated with any conduct of business in foreign countries including uncertain political and economic environments; war, terrorism and civil disturbances; changes in laws or policies of particular countries, including those relating to imports, exports, duties and currency; cancellation or renegotiation of contracts; royalty fees, net profits payments and tax increases or other claims by government entities, including retroactive claims.

Non-controlled assets

Some of the Company’s assets are controlled and managed by other companies, some of which may have a substantially higher interest in the assets than the interest of the Company. Some of the Company’s partners may have divergent business objectives which may impact business and financial results.

Litigation

The Company is subject to litigation arising in the normal course of business and may be involved in disputes with other parties in the future which may result in litigation. The causes of potential future litigation cannot be known and may arise from, among other things, business activities, environmental laws, volatility in stock price or failure to comply with disclosure obligations. The results and costs of litigation cannot be predicted with certainty.

IAMGOLD CORPORATION – ANNUAL MD&A –2011

FORWARD-LOOKING STATEMENTS

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Certain information included in this Management’s Discussion and Analysis, including any information as to the Company’s future financial or operating performance, and other statements that express management’s expectations or estimates of future performance, other than statements of historical fact, constitute forward-looking statements. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans relating to the future. Forward-looking statements are generally identifiable by use of the words “may”, “will”, “should”, “continue”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “plan” or “project” or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The Company cautions the reader that such forward-looking statements involve risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of IAMGOLD to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by those forward-looking statements, and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to, changes in the global prices for gold, niobium, copper, silver or certain other commodities (such as diesel, aluminum and electricity); changes in U.S. dollar and other currency exchange rates, interest rates or gold lease rates; risks arising from holding derivative instruments; the level of liquidity and capital resources; access to capital markets, financing and interest rates; mining tax regimes; ability to successfully integrate acquired assets; legislative, political or economic developments in the jurisdictions in which the Company carries on business; operating or technical difficulties in connection with mining or development activities; laws and regulations governing the protection of the environment; employee relations; availability and increasing costs associated with mining inputs and labour; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; adverse changes in the Company’s credit rating; contests over title to properties, particularly title to undeveloped properties; and the risks involved in the exploration, development and mining business. With respect to development projects, IAMGOLD’s ability to sustain or increase its present levels of gold production is dependent in part on the success of its projects. Risks and unknowns inherent in all projects include the inaccuracy of estimated reserves and resources, metallurgical recoveries, capital and operating costs of such projects, and the future prices for the relevant minerals. Development projects have no operating history upon which to base estimates of future cash flows. The capital expenditures and time required to develop new mines or other projects are considerable, and changes in costs or construction schedules can affect project economics. Actual costs and economic returns may differ materially from IAMGOLD’s estimates or IAMGOLD could fail to obtain the governmental approvals necessary for the operation of a project; in either case, the project may not proceed, either on its original timing or at all.

For a more comprehensive discussion of the risks faced by the Company, refer to the Company’s annual MD&A risks and uncertainties section, and the Company’s latest Annual Information Form, filed with Canadian securities regulatory authorities at www.sedar.com, and filed under Form 40-F with the United States Securities Exchange Commission at www.sec.gov/edgar.html. The Annual Information Form and the risks described in the Annual Information Form (filed and viewable on www.sedar.com and www.sec.gov/edgar.html, and available upon request from the Company) and hereby incorporated by reference into this MD&A.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

IAMGOLD CORPORATION – ANNUAL MD&A –2011

NOTES TO INVESTORS REGARDING THE USE OF RESOURCES

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources

This report uses the terms “measured resources” and “indicated resources”. We advise investors that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

This report also uses the term “inferred resources”. We advise investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Scientific and Technical Disclosure

IAMGOLD is reporting mineral resource and reserve estimates in accordance with the CIM guidelines for the estimation, classification and reporting of resources and reserves.

Cautionary Note to U.S. Investors

The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. IAMGOLD uses certain terms in this report, such as “measured,” “indicated,” or “inferred,” which may not be consistent with the reserve definitions established by the SEC. U.S. investors are urged to consider closely the disclosure in the IAMGOLD Annual Reports on Forms 40-F. You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml or by contacting the Investor Relations department.

The Canadian Securities Administrators’ National Instrument 43-101 (“NI 43-101”) requires mining companies to disclose reserves and resources using the subcategories of “proven” reserves, “probable” reserves, “measured” resources, “indicated” resources and “inferred” resources. Mineral resources that are not mineral reserves do not demonstrate economic viability.

A mineral reserve is the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allows for losses that may occur when the material is mined. A proven mineral reserve is the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. A probable mineral reserve is the economically mineable part of an indicated, and in some circumstances, a measured mineral resource demonstrated by at least a preliminary feasibility study.

A mineral resource is a concentration or occurrence of natural, solid, inorganic material, or natural, solid fossilized organic material including base and precious metals in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity. An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of

IAMGOLD CORPORATION – ANNUAL MD&A –2011

confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed. An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

A feasibility study is a comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of realistically assumed mining, processing, metallurgical, economic, marketing, legal, environmental, social and governmental considerations together with any other relevant operational factors and detailed financial analysis, that are necessary to demonstrate at the time of reporting that extraction is reasonably justified (economically mineable). The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. The confidence level of the study will be higher than that of a Pre-Feasibility Study.

Gold and Niobium Technical Information and Qualified Person/Quality Control Notes

The mineral resource estimates contained in this report have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and JORC. The “Qualified Person” responsible for the supervision of the preparation and review of all resource estimates for IAMGOLD Corporation is Réjean Sirois, Eng., Manager, Mining Geology. Réjean is considered a “Qualified Person” for the purposes of National Instrument 43-101 with respect to the mineralization being reported on. The technical information has been included herein with the consent and prior review of the above noted Qualified Person. The Qualified person has verified the data disclosed, and data underlying the information or opinions contained herein.

REE Technical Information and Qualified Person/Quality Control Notes

The drilling results contained in this report have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”), JORC and/or SAMREC. The “Qualified Person” responsible for the supervision of the preparation and review of this information is Marie-France Bugnon, P. Geo.,General Manager Exploration. Marie-France is considered a “Qualified Person” for the purposes of National Instrument 43-101 with respect to the technical information being reported on.

The “Qualified Person” responsible for the estimation of the Mineral Resources is Pierre Jean Lafleur, Eng., principal consultant of P.J. Lafleur Géo-Conseil Inc ("PJLGC") of Ste-Thérèse, Québec is an independent person considered a “Qualified Person” for the purposes of National Instrument 43-101 with respect to the technical information being reported on.

The technical information has been included herein with the consent and prior review of the above noted Qualified Person. The Qualified person has verified the data disclosed, and data underlying the information or opinions contained herein. Core assays are performed on core sawed or split in half. The samples were assayed by using sodium peroxide fusion and Inductively Coupled Plasma Mass Spectrometry (ICP-MS) for lanthanides over upper limit, and re-assayed by sodium peroxide fusion and a combination of Inductively Coupled Plasma Optical Emission Spectrometry (ICP-OES) and ICP-MS for 55 elements. Assays were carried out at SGS Canada Inc. of Lakefield, Ontario and Actlabs Ltd of Ancaster, Ontario. Certified reference material, duplicate and blanks were inserted in the sample sequence for quality control.

IAMGOLD CORPORATION – ANNUAL MD&A –2011

SUPPLEMENTAL INFORMATION TO THE MANAGEMENT’S DISCUSSION AND ANALYSIS

NON-GAAP1 PERFORMANCE MEASURES

Adjusted net earnings from continuing operations attributable to equity shareholders

Adjusted net earnings from continuing operations attributable to equity shareholders and adjusted net earnings from continuing operations attributable to equity shareholders per share are non-GAAP financial measures. Management believes that these measures better reflect the Company’s performance for the current period and are a better indication of its expected performance in future periods. Adjusted net earnings from continuing operations attributable to equity shareholders and adjusted net earnings from continuing operations attributable to equity shareholders per share are intended to provide additional information, but do not have any standardized meaning prescribed by IFRS, are unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or a substitute for measures of performance prepared in accordance with IFRS. Adjusted net earnings from continuing operations attributable to equity shareholders represent net earnings from continuing operations attributable to equity shareholders excluding certain impacts, net of tax, such as changes in asset retirement obligations including unrecognized tax benefits, unrealized derivative gain or loss, gain/loss on sale of marketable securities and assets, foreign exchange gain or loss, executive severance costs, as well as the impact of significant change in tax laws for mining taxes, and unrealized gain on foreign exchange translation of deferred income and mining tax liabilities. These measures are not necessarily indicative of net earnings or cash flows as determined under IFRS. The following table provides a reconciliation of net earnings from continuing operations attributable to equity shareholders as per the consolidated statement of earnings, to adjusted net earnings from continuing operations attributable to equity shareholders.

[1]	GAAP – Generally accepted accounting principles.

IAMGOLD CORPORATION – ANNUAL MD&A –2011

	0000000000	0000000000
Adjusted net earnings from continuing operations attributable to equity shareholders
	2011	2010
(in $ millions, except for number of shares and per share amounts)	$	$

Net earnings from continuing operations attributable to equity shareholders[1]	391.3	215.9
Executive severance costs	-	0.8
Foreign exchange loss	6.1	5.2
Derivative loss	3.4	0.6
Gain on sales of marketable securities	(8.9)	(22.1)
Gain on sales of assets	(25.1)	(3.7)
Changes in estimates of asset retirement obligations including unrecognized tax benefits	25.7	30.0
Higher / (lower) taxes from significant changes in mining tax laws	5.5	(5.1)
Unrealized loss on foreign exchange translation of deferred income and mining tax liabilities	8.4	1.6
	15.1	7.3

Adjusted net earnings from continuing operations attributable to equity shareholders	406.4	223.2

Basic weighted average number of common shares outstanding (in millions)	374.9	371.4

Basic adjusted net earnings from continuing operations attributable to equity shareholders of the Company per share ($/share)	1.08	0.60

1 As per the consolidated financial statements.

IAMGOLD CORPORATION – ANNUAL MD&A –2011

Operating cash flow from continuing operations before changes in working capital

The Company makes reference to a non-GAAP measure for operating cash flow from continuing operations before changes in working capital and operating cash flow from continuing operations before changes in working capital per share. This measure is defined as cash generated from continuing operations excluding changes in working capital. Working capital can be volatile due to numerous factors including build-up of inventories. Management believes that, by excluding these items from continuing operations, this non-GAAP measure provides investors with the ability to better evaluate the cash flow performance of the Company.

The following table provides a reconciliation of operating cash flow from continuing operations before changes in working capital:

(in $ millions, except where noted)
	2011	2010
	$	$
Cash generated from operating activities (continuing operations) per the consolidated financial statements	589.9	347.8
Adjusting items from non-cash working capital items and long-term ore stockpiles:
Accounts receivable and other assets	47.8	(20.3)
Inventories and long-term stockpiles	65.7	73.7
Accounts payable and accrued liabilities	(49.6)	(7.8)
Operating cash flow from continuing operations before changes in working capital	653.8	393.4

Basic weighted average number of common shares outstanding (in millions)	374.9	371.4
Basic operating cash flow from continuing operations before changes in working capital per share ($/share)	1.74	1.06

IAMGOLD CORPORATION – ANNUAL MD&A –2011

Cash costs

The Company’s MD&A often refers to cash costs per ounce, a non-GAAP performance measure, in order to provide investors with information about the measure used by management to monitor performance. This information is used to assess how well the producing gold mines are performing compared to plan and prior periods, and also to assess the overall effectiveness and efficiency of gold mining operations. Cash cost figures are calculated in accordance with a standard developed by the Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is still an accepted standard of reporting cash costs of gold production in North America. Adoption of the standard is voluntary, and the cost measures presented herein may not be comparable to other similarly titled measures of other companies. Costs include mine site operating costs such as mining, processing, administration, royalties and production taxes, and attributable realized derivative gain or loss, but are exclusive of amortisation, reclamation, capital, and exploration and development costs. These costs are then divided by the Company’s attributable ounces of gold produced to arrive at the total cash costs per ounce. The measure, along with sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flow from its mining operations.

These gold cash costs do not have any standardized meaning prescribed by IFRS and differ from measures determined in accordance with IFRS. They are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of net earnings or cash flow from operations as determined under IFRS.

The following tables provide a reconciliation of total cash costs per ounce produced for gold mines (continuing operations) to the mining costs, excluding depreciation, depletion and amortisation as per the consolidated statement of earnings.

IAMGOLD CORPORATION – ANNUAL MD&A –2011

Year ended December 31, 2011

		Operating Gold Mines					Other
(in $ millions, except where noted)	Rosebel	Essakane(a)	Doyon Division	Sadiola	Yatela	Total	Other(b)	Total(c)
	$	$	$	$	$	$	$	$
Mining costs, excluding depreciation, depletion and amortisation	248.7	191.9	37.8	98.1	46.5	623.0	114.9	737.9
Adjust for:
By-product credit (excluded from mining costs)	(1.1)	(1.1)	(1.2)	(0.3)	-	(3.7)
Stock movement	9.1	(0.7)	(5.6)	1.0	(0.8)	3.0
Other mining costs	(7.1)	(7.2)	(5.6)	(0.2)	(1.4)	(21.5)
Cost attributed to non-controlling interests	(12.5)	(18.3)	-	-	-	(30.8)
	(11.6)	(27.3)	(12.4)	0.5	(2.2)	(53.0)
Cash costs – operating mines	237.1	164.6	25.4	98.6	44.3	570.0
Attributable gold production – operating mines (000 oz)	385	337	24	121	29	896
Total cash costs ($/oz)	616	488	1,076	816	1,534	636

(a)	Commercial production started July 16, 2010.

(b)	Niobium, Exploration and evaluation and Corporate segments.

(c)	As per note 24 of the Company’s consolidated financial statements.

Year ended December 31, 2010

		Operating Gold Mines					Other
(in $ millions, except where noted)	Rosebel	Essakane(a)	Doyon Division	Sadiola	Yatela	Total	Other(b)	Total(c)
	$	$	$	$	$	$	$	$
Mining costs, excluding depreciation, depletion and amortisation	211.2	48.2	28.7	78.4	46.6	413.1	80.1	493.2
Adjust for:
By-product credit (excluded from mining costs)	(0.4)	(0.1)	(2.1)	(0.2)	(0.1)	(2.9)
Stock movement	(6.0)	11.2	(2.5)	0.6	0.8	4.1
Other mining costs	(3.7)	(0.9)	(2.2)	(1.9)	(0.5)	(9.2)
Cost attributed to non-controlling interests	(10.0)	(5.8)	-	-	-	(15.8)
	(20.1)	4.4	(6.8)	(1.5)	0.2	(23.8)
Cash costs – operating mines	191.1	52.6	21.9	76.9	46.8	389.3
Attributable gold production – operating mines (000 oz )	395	122	33	118	60	728
Total cash costs ($/oz)	484	429	655	653	780	534

(a)	Commercial production started July 16, 2010.

(b)	Niobium, Exploration and evaluation and Corporate Segments.

(c)	As per note 24 of the Company’s consolidated financial statements.

IAMGOLD CORPORATION – ANNUAL MD&A –2011

Gold margin

The Company’s MD&A refers to gold margin per ounce of gold, a non-GAAP performance measure, in order to provide investors with information about the measure used by management to monitor the performance of its gold assets. The information allows management to assess how well the gold mines are performing relative to the plan and to prior periods, as well as assess the overall effectiveness and efficiency of gold operations.

In periods of rising gold prices it becomes profitable to process lower-grade ore. Such a decision will typically result in an increase in cash costs per ounce, but it is equally important to recognize that margins also increase at an equal or even faster rate. While mining lower grade ore results in less gold being processed in any given period, over the long-run it allows the Company to optimize the production of profitable gold, thereby maximizing total financial returns over the life of the mine. IAMGOLD’s exploitation strategy, including managing cutoff grades, mine sequencing, and stockpiling practices, is designed to maximize the total value of the asset given conservatively derived assumptions for key economic parameters going forward. At the same time, the site operating teams seek to achieve the best performance in terms of cost per tonne mined, cost per tonne processed and overheads.

The gold margin per ounce of gold does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or a substitute for measures of performance prepared in accordance with IFRS.

The following table provides a reconciliation of gold margin per ounce of gold for the gold operating mine (continuing operations) to gold realized price less cash costs per ounce.

(in $/ounce of gold)	2011	2010
	$/oz	$/oz

Realized gold price	1,555	1,260
Cash cost for continuing operations	636	534
Gold margin	919	726

IAMGOLD CORPORATION – ANNUAL MD&A –2011

Unit operating margin per kilogram of niobium for the Niobec mine

The Company’s MD&A refers to operating margin per kilogram of niobium at the Niobec mine, a non- GAAP performance measure, in order to provide investors with information about the measure used by management to monitor the performance of its non-gold asset, the Niobec mine. The information allows management to assess how well the Niobec mine is performing relative to plan and to prior periods, as well as assess the overall effectiveness and efficiency of the operation. The operating margin per kilogram of niobium does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or a substitute for measures of performance prepared in accordance with IFRS.

The following table provides a reconciliation of operating margin per kilogram of niobium at the Niobec mine to revenues, and mining costs as per the consolidated statement of earnings.

(in $ millions, except where noted)	2011	2010
	$	$
Revenues from the Niobec mine as per segmented information (note 32 of the Company’s consolidated financial statements)	177.8	158.7

Mining costs per consolidated statement of earnings	737.9	493.2

Mining costs from gold mines as per cash cost reconciliation	(623.0)	(413.1)
Other mining costs	(4.6)	(0.7)
Mining costs from the Niobec mine	110.3	79.4
Operating margin	67.5	79.3
Sales volume (millions of kg Nb)	4.6	4.3
Operating margin ($/kg Nb)	15	18

IAMGOLD CORPORATION – ANNUAL MD&A –2011

MINING OPERATIONS PRODUCTION DATA
The tables below show production data for each mining operation for each quarter of 2011 and 2010.

				2011				2010
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Suriname—Rosebel Mine (IAMGOLD interest – 95%)
Total material mined (000 t)	14,644	14,883	12,284	11,311	13,967	12,364	11,797	14,159
Strip ratio(a)	2.8	3.0	3.1	3.1	2.6	3.0	2.9	3.2
Ore milled (000 t)	3,354	3,315	3,125	3,068	3,417	3,112	3,172	3,131
Head grade (g/t)	1.1	1.0	1.0	1.1	1.2	1.1	0.9	1.1
Recovery (%)	94	93	93	96	95	94	89	92
Gold production – 100% (000 oz)	110	99	92	105	126	106	86	98

Attributable gold production – 95% (000 oz)	104	94	87	100	119	101	82	93
Gold sales – 100% (000 oz)	100	99	87	104	131	96	87	102
Gold revenue ($/oz)(b)	1,630	1,674	1,518	1,401	1,378	1,238	1,207	1,111
Cash cost excluding royalties ($/oz)	502	535	617	469	378	421	504	401
Royalties ($/oz)	96	94	87	75	71	63	63	55
Cash cost ($/oz)(c)	598	629	704	544	449	484	567	456
Burkina Faso—Essakane Mine (IAMGOLD interest – 90%)(d)
Total material mined (000 t)	7,095	6,526	5,929	7,617	7,454	5,404	-	-
Strip ratio(a)	1.6	1.7	1.5	1.9	1.1	1.2	-	-
Ore milled (000 t)	2,407	1,975	1,344	2,251	1,675	1,298	-	-
Head grade (g/t)	1.4	1.6	1.6	1.5	1.7	1.2	-	-
Recovery (%)	94	96	96	96	96	95	-	-
Gold production – 100% (000 oz)	105	95	69	106	89	47	-	-

Attributable gold production – 90% (000 oz)	94	86	62	95	80	42	-	-
Gold sales – 100% (000 oz)	104	91	69	115	95	18	-	-
Gold revenue ($/oz)(b)	1,642	1,670	1,519	1,402	1,386	1,287	-	-
Cash cost excluding royalties ($/oz)	340	451	525	359	372	441	-	-
Royalties ($/oz)	85	84	88	69	42	18	-	-
Cash cost ($/oz)(c)	425	535	613	428	414	459	-	-
Canada—Doyon Division (IAMGOLD interest – 100%)
Total material mined (000 t)	13	14	16	14	12	13	17	19
Ore milled (000 t)	43	13	-	-	44	17	-	-
Head grade (g/t)	14.5	12.0	-	-	13.1	14.2	-	-
Recovery (%)	95	94	-	-	96	96	-	-
Gold production (000 oz)	19	5	-	-	18	13	2	-
Gold sales (000 oz)	21	3	-	10	24	3	-	6
Gold revenue ($/oz)(b)	1,576	1,673	-	1,371	1,396	1,284	-	1,100
Cash cost excluding royalties ($/oz)	1,007	1,161	-	-	812	430	252	-
Royalties ($/oz)	37	42	-	-	31	26	28	-
Cash cost ($/oz)(c)	1,044	1,203	-	-	843	456	280	-
(a)	Strip ratio is calculated as waste mined divided by ore mined.
(b)	Gold revenue per ounce is calculated as gold sales divided by ounces of gold sold.
(c)	Cash cost is a non-GAAP measure. Refer to the Cash costs section above for reconciliation to GAAP measures.
(d)	Commercial production started effective as of July 16, 2010. Refer to the Results of Operations’ section for more information.

IAMGOLD CORPORATION – ANNUAL MD&A –2011

				2011				2010
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Mali—Sadiola Mine (IAMGOLD interest – 41%)
Total material mined (000 t)	3,842	2,659	2,640	2,469	2,692	1,808	2,486	2,668
Strip ratio(a)	16.8	15.6	6.7	6.3	7.4	8.5	8.2	7.9
Ore milled (000 t)	513	505	492	469	460	441	448	443
Head grade (g/t)	2.0	2.0	2.0	1.8	2.1	2.1	2.1	2.1
Recovery (%)	93	94	95	95	92	92	95	94
Attributable gold production (000 oz)	28	30	33	30	29	30	29	30
Attributable gold sales (000 oz)	30	31	30	30	31	28	29	29
Gold revenue ($/oz)(b)	1,678	1,691	1,502	1,387	1,366	1,222	1,188	1,109
Cash cost excluding royalties ($/oz)	913	739	620	642	696	589	567	473
Royalties ($/oz)	110	100	85	82	89	70	69	65
Cash cost ($/oz)(c)	1,023	839	705	724	785	659	636	538

Mali—Yatela Mine (IAMGOLD interest – 40%)
Total material mined (000 t)	2,131	1,432	1,746	1,488	1,384	1,508	1,364	704
Strip ratio(a)	10.9	9.0	6.3	6.1	5.5	8.2	7.7	4.3
Ore crushed (000 t)	301	261	288	276	308	233	328	304
Head grade (g/t)	1.0	1.0	1.1	1.0	1.0	1.0	1.0	1.9
Attributable gold stacked (000 oz)	11	8	10	9	10	7	11	18
Attributable gold production (000 oz)	8	7	6	8	9	9	15	27
Attributable gold sales (000 oz)	8	7	7	7	8	10	15	26
Gold revenue ($/oz)(b)	1,673	1,701	1,488	1,389	1,373	1,233	1,185	1,110
Cash cost excluding royalties ($/oz)	1,497	1,687	1,309	1,233	1,302	1,169	622	397
Royalties ($/oz)	107	106	92	79	77	74	75	65
Cash cost ($/oz)(c)	1,604	1,793	1,401	1,312	1,379	1,243	697	462

Discontinued Operations
Botswana—Mupane Mine (IAMGOLD interest – 100%)
Gold production (000 oz)	-	9	10	11	15	16	13	13
Cash cost ($/oz)(c)	-	1,287	1,271	1,379	1,062	964	887	826

Ghana—Tarkwa and Damang Mines (IAMGOLD interest – 18.9%)

Attributable gold production (000 oz)	-	-	-	46	45	45	49	43
Cash cost ($/oz)(c)	-	-	-	542	627	598	634	612

(a)	Strip ratio is calculated as waste mined divided by ore mined.
(b)	Gold revenue per ounce is calculated as gold sales divided by ounces of gold sold.
(c)	Cash cost is a non-GAAP measure. Refer to the Cash Costs section above for reconciliation to GAAP measures.

IAMGOLD CORPORATION – ANNUAL MD&A –2011

				2011				2010
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Canada—Niobec Mine (IAMGOLD interest – 100%)
Total operating material mined (000 t)	525	487	546	529	454	427	441	470
Ore milled (000 t)	539	524	529	521	502	458	456	448
Grade (% Nb2O5)	0.56	0.55	0.60	0.57	0.59	0.62	0.62	0.61
Niobium production (millions of kg Nb)	1.2	1.2	1.1	1.1	1.0	1.1	1.1	1.2
Niobium sales (millions of kg Nb)	1.3	1.0	1.3	1.0	1.0	1.1	1.1	1.1
Operating margin ($/kg Nb)(a)	16	14	14	16	17	19	19	19

(a)

Operating margin per kilogram of niobium at the Niobec mine is a non-GAAP measure. Refer to the above section Unit Operating Margin per Kilogram of Niobium for the Niobec Mine for reconciliation to GAAP measure.

IAMGOLD CORPORATION – ANNUAL MD&A –2011

CONSOLIDATED FINANCIAL STATEMENTS

AS AT DECEMBER 31, 2011

IAMGOLD CORPORATION – 2011 CONSOLIDATED FINANCIAL STATEMENTS

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

To the Shareholders and Directors of IAMGOLD Corporation

The accompanying consolidated financial statements of IAMGOLD Corporation (“the Company”), their presentation and the information contained in the Management Discussion and Analysis including information determined by specialists, are the responsibility of management. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. These are the Company’s first consolidated financial statements prepared in accordance with IFRS, and IFRS 1, First-time Adoption of International Financial Reporting Standards has been applied.

The financial information on the Company presented elsewhere in the Management Discussion and Analysis is consistent with that in the consolidated financial statements.

The integrity of the consolidated financial reporting process is the responsibility of management. Management maintains systems of internal controls designed to provide reasonable assurance that transactions are authorised, assets are safeguarded, and reliable financial information is produced. Management selects accounting principles and methods that are appropriate to the Company’s circumstances, and makes certain determinations of amounts reported in which estimates or judgments are required.

The Board of Directors is responsible for ensuring that management fulfils its responsibility for financial reporting. The Board carries out this responsibility principally through its Audit Committee which consists of outside directors. The Board of Directors has also designated the Chairman of the Audit Committee as the Company’s financial expert. The Audit Committee meets periodically with management and the external auditors to discuss internal controls, auditing matters and financial reporting requirements. The Audit Committee satisfies itself that each party is properly discharging its responsibilities; reviews the quarterly and annual consolidated financial statements and any reports by the external auditors; and recommends the appointment of the external auditors for review by the Board and approval by the shareholders.

The external auditors audit the consolidated financial statements annually on behalf of the shareholders. The external auditors have full and free access to management and the Audit Committee.

Stephen J. J. Letwin	Carol T. Banducci
Chief Executive Officer	Chief Financial Officer
February 23, 2012	February 23, 2012

IAMGOLD CORPORATION – 2011 CONSOLIDATED FINANCIAL STATEMENTS

INDEPENDENT AUDITOR’S REPORT

To the Shareholders of IAMGOLD Corporation

We have audited the accompanying consolidated financial statements of IAMGOLD Corporation, which comprise the consolidated balance sheets as at December 31, 2011, December 31, 2010 and January 1, 2010, the consolidated statements of earnings, comprehensive income, changes in equity and cash flows for the years ended December 31, 2011 and December 31, 2010, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of IAMGOLD Corporation as at December 31, 2011, December 31, 2010 and January 1, 2010, and its consolidated financial performance and its consolidated cash flows for the years ended December 31, 2011 and December 31, 2010 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

KPMG LLP

Chartered Accountants, Licensed Public Accountants

Toronto, Canada

February 23, 2012

IAMGOLD CORPORATION – 2011 CONSOLIDATED FINANCIAL STATEMENTS

IAMGOLD CORPORATION

CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars)

	Notes	December 31, 2011	December 31, 2010 (notes 6, 33)	January 1, 2010 (notes 6, 33)
Assets		$	$	$
Current assets
Cash and cash equivalents	7	1,051,613	270,779	191,374
Gold bullion (market value $210,874;
December 31, 2010 – $140,551;
January 1, 2010 –$108,749)	8	96,795	40,411	40,408
Receivables and other current assets	9	155,919	81,848	82,912
Inventories	10	239,127	204,716	160,897
		1,543,454	597,754	475,591
Non-current assets
Investments in associates	11	16,259	246,122	232,438
Mining assets	12	1,881,581	1,788,703	1,624,511
Exploration and evaluation assets	13	356,494	306,215	174,661
Goodwill	14	256,689	267,978	267,978
Other non-current assets	15	295,245	224,333	174,735
		2,806,268	2,833,351	2,474,323
		4,349,722	3,431,105	2,949,914
Liabilities and Equity
Current liabilities
Accounts payable and accrued liabilities		205,951	158,410	140,462
Income and mining taxes payable		86,743	52,416	33,485
Dividends payable		46,988	31,324	24,507
Current portion of asset retirement obligations	18(a)	6,366	4,511	7,119
Current portion of other non-current liabilities		6,577	6,825	5,819
		352,625	253,486	211,392
Non-current liabilities
Deferred income and mining tax liabilities	20	234,814	216,784	206,944
Asset retirement obligations	18(a)	215,854	182,910	112,094
Other non-current liabilities		17,514	19,804	13,031
		468,182	419,498	332,069
		820,807	672,984	543,461
Equity
Equity attributable to equity shareholders of the Company:
Common shares	21	2,308,633	2,255,498	2,201,528
Contributed surplus		19,869	18,789	12,302
Retained earnings		1,104,884	383,602	151,758
Fair value reserve		41,151	43,267	17,659
		3,474,537	2,701,156	2,383,247
Non-controlling interests		54,378	56,965	23,206
		3,528,915	2,758,121	2,406,453
		4,349,722	3,431,105	2,949,914

   Commitments and contingencies (note 30)

   Subsequent events (note 19)

   The accompanying notes are an integral part of these consolidated financial statements.

On behalf of the Board

WILLIAM D. PUGLIESE Director	STEPHEN J.J. LETWIN Director

IAMGOLD CORPORATION – 2011 CONSOLIDATED FINANCIAL STATEMENTS

IAMGOLD CORPORATION

CONSOLIDATED STATEMENTS OF EARNINGS

(In thousands of U.S. dollars, except per share amounts)

Years ended December 31	Notes	2011	(Notes 6, 33) 2010
		$	$
Revenues		1,673,187	1,097,072
Mining costs	24	914,818	649,355
General and administrative expenses	25	54,246	48,718
Exploration expenses		73,326	45,870
Other		2,637	(565)
Operating costs		1,045,027	743,378
Earnings from operations		628,160	353,694
Share of net loss from investments in associates (net of income tax)	11	(1,635)	-
Finance costs	26	(7,131)	(5,980)
Foreign exchange losses		(8,040)	(7,788)
Interest income, derivatives and other investment gains	27	37,636	31,499
Earnings from continuing operations before income and mining taxes		648,990	371,425
Income and mining tax expenses	20	(220,996)	(138,291)
Net earnings from continuing operations		427,994	233,134
Net earnings from discontinued operations	6(c)	415,320	46,711
Net earnings		843,314	279,845
Net earnings from continuing operations attributable to:
Equity shareholders of the Company		391,344	215,910
Non-controlling interests		36,650	17,224
Net earnings from continuing operations		427,994	233,134
Net earnings attributable to:
Equity shareholders of the Company		806,664	262,621
Non-controlling interests		36,650	17,224
Net earnings		843,314	279,845
Weighted average number of common shares outstanding attributable to equity shareholders of the Company (in thousands)	21(d)
Basic		374,947	371,392
Diluted		376,520	373,255
Earnings from continuing operations attributable to equity shareholders of the Company per share ($ per share)
Basic		1.04	0.58
Diluted		1.04	0.58
Earnings attributable to equity shareholders of the Company per share ($ per share)
Basic		2.15	0.71
Diluted		2.14	0.70

  The accompanying notes are an integral part of these consolidated financial statements.

IAMGOLD CORPORATION – 2011 CONSOLIDATED FINANCIAL STATEMENTS

IAMGOLD CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands of U.S. dollars)

Years ended December 31	Notes	2011	(Notes 6, 33) 2010
		$	$
Net earnings		843,314	279,845
Other comprehensive income (loss), net of tax:
Net change in fair value of available-for-sale financial assets, net of tax	17(a)iii	4,242	43,926
Net change in fair value of available-for-sale financial assets and impairment transferred to the statement of earnings, net of tax	17(a)iii	(6,358)	(18,318)
		(2,116)	25,608
Other		(881)	(949)
Total other comprehensive income (loss), net of tax		(2,997)	24,659
Comprehensive income		840,317	304,504
Comprehensive income from continuing operations		424,997	257,793
Comprehensive income from discontinued operations	6(c)	415,320	46,711
Comprehensive income		840,317	304,504
Comprehensive income attributable to:
Equity shareholders of the Company		803,667	287,280
Non-controlling interests		36,650	17,224
		840,317	304,504

  The accompanying notes are an integral part of these consolidated financial statements.

IAMGOLD CORPORATION – 2011 CONSOLIDATED FINANCIAL STATEMENTS

IAMGOLD CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In thousands of U.S. dollars)

		Attributable to Equity Shareholders of the Company
Year ended December 31, 2011	Notes	Common Shares	Contributed Surplus	Retained Earnings	Fair Value Reserve	Total	Non- controlling Interests	Total Equity
		$	$	$	$	$	$	$
Balance December 31, 2010	33(a)	2,255,498	18,789	383,602	43,267	2,701,156	56,965	2,758,121
Net earnings		-	-	806,664	-	806,664	36,650	843,314
Net change in fair value of available-for-sale financial assets, net of tax	17(a)(iii)	-	-	-	(2,116)	(2,116)	-	(2,116)
Other		-	-	(881)	-	(881)	-	(881)
Total comprehensive income		-	-	805,783	(2,116)	803,667	36,650	840,317
Issuance of shares, net of issue costs	21	34,618	-	-	-	34,618	-	34,618
Gain on sale of treasury shares		-	106	-	-	106	-	106
Issuance of shares for share-based payments		18,517	(5,303)	-	-	13,214	-	13,214
Share-based payments	22	-	6,277	-	-	6,277	-	6,277
Dividends	23	-	-	(84,501)	-	(84,501)	(11,713)	(96,214)
Disposal of a subsidiary – La Arena project	5	-	-	-	-	-	(27,524)	(27,524)
Total transactions with owners		53,135	1,080	(84,501)	-	(30,286)	(39,237)	(69,523)
Balance December 31, 2011		2,308,633	19,869	1,104,884	41,151	3,474,537	54,378	3,528,915
Year ended December 31, 2010 (Notes 6, 33)
Balance January 1, 2010	33(a)	2,201,528	12,302	151,758	17,659	2,383,247	23,206	2,406,453
Net earnings		-	-	262,621	-	262,621	17,224	279,845
Net change in fair value of available-for-sale financial assets, net of tax	17(a)(iii)	-	-	-	25,608	25,608	-	25,608
Other		-	-	(949)	-	(949)	-	(949)
Total comprehensive income		-	-	261,672	25,608	287,280	17,224	304,504
Issuance of shares, net of issue costs	21	29,582	-	-	-	29,582	-	29,582
Exercise of warrants		3,035	-	-	-	3,035	-	3,035
Gain on sale of treasury shares		-	451	-	-	451	-	451
Issuance of shares for share-based payments		21,353	(6,217)	-	-	15,136	-	15,136
Share-based payments	22	-	7,689	-	-	7,689	-	7,689
Dividends	23	-	-	(29,828)	-	(29,828)	(8,673)	(38,501)
Change in ownership – La Arena project		-	4,564	-	-	4,564	25,208	29,772
Total transactions with owners		53,970	6,487	(29,828)	-	30,629	16,535	47,164
Balance December 31, 2010		2,255,498	18,789	383,602	43,267	2,701,156	56,965	2,758,121

The accompanying notes are an integral part of these consolidated financial statements.

IAMGOLD CORPORATION – 2011 CONSOLIDATED FINANCIAL STATEMENTS

  IAMGOLD CORPORATION

  CONSOLIDATED STATEMENTS OF CASH FLOWS

  (In thousands of U.S. dollars)

Years ended December 31	Notes	2011	(Notes 6, 33) 2010
		$	$
Operating activities:
Net earnings from continuing operations		427,994	233,134
Adjustments for:
Finance costs		7,131	5,980
Depreciation, depletion and amortisation		156,797	116,607
Changes in estimates of asset retirement obligations at closed sites	18(a)	23,048	40,979
Income and mining tax expenses		220,996	138,291
Unrealized foreign exchange loss (gain) on cash and cash equivalents		11,438	(686)
Other non-cash items	28(a)	(21,940)	(15,374)
Adjustments for cash items	28(b)	(8,300)	(8,579)
Movements in non-cash working capital items and long-term ore stockpiles	28(c)	(63,907)	(45,528)
Cash generated from operating activities		753,257	464,824
Interest paid		(2,894)	(2,686)
Income and mining taxes paid		(160,459)	(114,300)
Net cash from operating activities		589,904	347,838
Investing activities:
Acquisition of mining assets		(264,326)	(256,622)
Acquisition of exploration and evaluation assets		(130,818)	(112,045)
Other investing activities	28(d)	(94,954)	22,271
Net cash proceeds from disposals of non-core assets	28(e)	737,406	-
Net cash from (used in) investing activities		247,308	(346,396)
Financing activities:
Proceeds from loan		-	50,000
Repayment of debt		-	(50,000)
Financing costs		-	(2,365)
Issuance of shares, net of issue costs		54,724	54,652
Dividends paid		(80,141)	(31,684)
Other financing activities		106	451
Net cash from (used in) financing activities		(25,311)	21,054
Impact of foreign exchange on cash and cash equivalents		(11,438)	686
Net cash from (used in) discontinued operations	6(d)	(19,629)	56,223
Increase in cash and cash equivalents		780,834	79,405
Cash and cash equivalents, beginning of year		270,779	191,374
Cash and cash equivalents, end of year	7	1,051,613	270,779

  The accompanying notes are an integral part of these consolidated financial statements.

IAMGOLD CORPORATION – 2011 CONSOLIDATED FINANCIAL STATEMENTS

IAMGOLD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(Amounts in notes are in U.S. dollars, and tabular amounts are in thousands of U.S. dollars, except where otherwise indicated.)

1.	CORPORATE INFORMATION

IAMGOLD Corporation (“IAMGOLD” or “the Company”) is a limited company incorporated and domiciled in Canada whose shares are publicly traded. The address of the Company’s registered office is 401 Bay Street, Suite 3200, Toronto, Ontario, Canada.

The principal activities of the Company are the exploration for, development and operation of gold mining properties, and the operation of a niobium mine.

2.	BASIS OF PREPARATION

(a)	Statement of compliance

The consolidated financial statements of IAMGOLD and all its subsidiaries, joint ventures and associates, as at and for the year ended December 31, 2011, have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). These are the Company’s first consolidated financial statements prepared in accordance with IFRS, and IFRS 1, First-time Adoption of International Financial Reporting Standards has been applied.

The significant accounting policies applied in these consolidated financial statements are presented in note 3 and are based on IFRS effective for financial years beginning January 1, 2011.

An explanation of how the transition to IFRS has affected the reported financial position, financial performance and cash flows of the Company is provided in note 33. This note includes reconciliations of equity, net earnings and total comprehensive income reported under previous Canadian generally accepted accounting principles to those reported under IFRS for the year ended December 31, 2010 and as at the date of transition, January 1, 2010.

The consolidated financial statements of IAMGOLD were authorized for issue in accordance with a resolution of the Board of Directors on February 23, 2012.

(b)	Basis of measurement

The consolidated financial statements have been prepared on a historical cost basis, except for the following, which are measured at fair value:

—	derivative financial instruments;
—	financial instruments at fair value through profit and loss;
—	available-for-sale assets.

The methods used to measure fair values are discussed further in note 17.

IAMGOLD CORPORATION – 2011 CONSOLIDATED FINANCIAL STATEMENTS

(c)	Basis of consolidation

Subsidiaries, joint ventures and associates related to significant properties of the Company are accounted for as follows:

	Ownership Interest as at
Name	Property – Location	December 31, 2011	December 31, 2010	January 1, 2010	Accounting Method
Rosebel Gold Mines N.V.	Rosebel mine – Suriname	95%	95%	95%	Consolidated
Essakane S.A.	Essakane mine – Burkina Faso	90%	90%	90%	Consolidated
Doyon division including the Westwood project(1)	Doyon division – Canada	100%	100%	100%	Consolidated
Société d’Exploitation des Mines d’Or de Sadiola S.A.	Sadiola mine – Mali	41%	41%	41%	Proportionately consolidated
Société d’Exploitation des Mines d’Or de Yatela S.A.	Yatela mine – Mali	40%	40%	40%	Proportionately consolidated
Niobec Inc.	Niobec mine – Canada	100%	100%	100%	Consolidated
IAMGOLD Ecuador S.A.	Quimsacocha project –Ecuador	100%	100%	100%	Consolidated
Gallery Gold (Pty) Ltd.(2)	Mupane mine – Botswana	-	100%	100%	Consolidated
Goldfields Ghana Limited	Tarkwa mine – Ghana(3)	-	18.9%	18.9%	Equity method of accounting
Abosso Goldfields Limited	Damang mine – Ghana(3)	-	18.9%	18.9%	Equity method of accounting

(1)	Part of IAMGOLD Corporation.

(2)

On August 31, 2011, the Company sold its wholly-owned investment in Gallery Gold (Pty) Ltd, including its Mupane gold mine (note 6(b)). As part of the consideration, IAMGOLD received common shares of Galane Gold Ltd. (“Galane”), the new owner of the Mupane mine, representing approximately 48.5% of the outstanding shares of Galane.

(3)	On June 22, 2011, IAMGOLD sold its 18.9% interests in the Tarkwa and Damang gold mines in Ghana, West Africa to Gold Fields Limited (note 6(a)).

Subsidiaries are entities controlled by the Company. Joint ventures are those entities over which the Company has joint control established by contractual agreement and requiring unanimous consent of the joint venturers for strategic, financial and operating decisions. Financial results of joint ventures are proportionately consolidated from the date that joint control commences until the date that joint control ceases, and are prepared for the same reporting period as the parent company, using consistent accounting policies.

IAMGOLD CORPORATION – 2011 CONSOLIDATED FINANCIAL STATEMENTS

Investments in associates are those entities in which the Company has significant influence, but no control or joint control, and are accounted for using the equity method. The Company’s share of net earnings (loss) from investments in associates is recognized in the consolidated statement of earnings and accounted for as an increase (decrease) in investments in associates in the consolidated balance sheet. The cash received from investments in associates is accounted for as a decrease of investments in associates in the consolidated balance sheet.

All intra-company balances, income and expenses and unrealized gains and losses resulting from intra-company transactions are eliminated on consolidation.

(d)	Functional and presentation currency

The consolidated financial statements are presented in U.S. dollars, which is the functional currency of the Company, its subsidiaries, joint ventures and associates.

Any monetary items denominated in a foreign currency are converted to U.S. dollars at the exchange rate in effect at the balance sheet date, non-monetary items at historical exchange rates, revenues and expenses at the average exchange rate in effect on the dates they occur and, depreciation, depletion and amortisation at the same historical exchange rates as the assets to which it relates. Foreign exchange gains and losses are recorded in the statement of earnings.

(e)	Significant accounting judgments, estimates and assumptions

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Information about significant areas of estimation, uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are as follows:

(i)	Mineral reserves and resources

Mineral reserves and resources have been estimated by qualified persons as defined in accordance with Canadian Securities Administrators’ National Instrument 43-101 Standards of Disclosure for Mineral Projects requirements.

Mineral reserve and resource estimates include numerous uncertainties and depend heavily on geological interpretations and statistical inferences drawn from drilling and other data, and require estimates of the future price for the commodity in question and the future cost of operations. The mineral reserve and resource estimates are subject to uncertainty and actual results may vary from these estimates. Results from drilling, testing and production, as well as material changes in metal prices and operating costs subsequent to the date of an estimate, may justify revision of such estimates.

A number of accounting estimates, as described in the following relevant accounting policy notes, are impacted by the reserve and resource estimates:

—	Note 3(e) – Depreciation
—	Note 3(f) – Mineral exploration and evaluation costs
—	Note 3(g) – Business combinations and goodwill
—	Note 3(j)(ii) – Impairment of non-financial assets
—	Note 3(k) – Asset retirement obligations

IAMGOLD CORPORATION – 2011 CONSOLIDATED FINANCIAL STATEMENTS

(ii)	Other

In addition, the following areas of judgments, estimates and assumptions are described in the following notes:

—	Note 3(a) – Financial instruments
—	Note 3(l)(ii) – Deferred income and mining tax
—	Note 3(o) – Share-based payments
—	Notes 18 and 30 – Provisions, commitments and contingencies

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements and in preparing the IFRS consolidated balance sheet at January 1, 2010 for the purposes of the transition to IFRS.

(a)	Financial instruments

The Company recognizes financial assets and financial liabilities on the date it becomes a party to the contractual provisions of the instruments. A financial asset is derecognized either when the Company has transferred substantially all the risks and rewards of ownership of the financial asset or when cash flows expire. A financial liability is derecognized when the obligation specified in the contract is discharged, cancelled or expired.

Certain financial instruments are recorded at fair value on the balance sheet. Current market conditions have an impact on these fair values. These represent management’s estimates and are subject to risks and uncertainties.

(i)	Non-derivative financial instruments

Non-derivative financial instruments comprise cash and cash equivalents, short-term investments, trade and other receivables, marketable securities, warrants held as investments, and trade and other payables.

Non-derivative financial instruments are recognized initially at fair value plus attributable transaction costs where applicable. Subsequent to initial recognition, non-derivative financial instruments are classified and measured as described below.

Available-for-sale financial assets

The Company’s investments in marketable securities are designated as available-for-sale financial assets and recorded at fair value on the trade date with transaction costs included in the recorded amount. Change in fair value of available-for-sale investments are recognized in other comprehensive income (fair value reserve) until investments are disposed of or when there is objective evidence of an impairment in value, at which point accumulated gains and losses in fair value reserve are transferred to earnings.

Financial assets at fair value through profit and loss

Cash and cash equivalents, short-term investments and warrants held as investments are designated as financial assets at fair value through profit and loss and are measured at fair value. Cash equivalents are short-term deposits or investments with initial maturities of three months or less. Short-term investments have initial maturities of more than three months. The unrealized gain or loss related to changes in fair value is reported under derivative gain or loss in the consolidated statement of earnings.

Loans and receivables

Trade and other receivables are classified as loans and receivables and are carried at amortised cost using the effective interest rate method, less impairment losses, if any.

IAMGOLD CORPORATION – 2011 CONSOLIDATED FINANCIAL STATEMENTS

Non-derivative financial liabilities

Trade and other payables, and loans and borrowings which relate to the credit facility, are accounted for at amortised cost, using the effective interest rate method. Amortisation of credit facility issue costs is calculated on a straight-line basis over the term of the credit facility.

(ii)	Derivative financial instruments

The Company may hold derivative financial instruments to hedge its risk exposure to fluctuations of the U.S. dollar compared to other currencies, and fluctuations in commodity prices such as for oil, aluminum and gold. All derivative instruments not designated as a hedge are classified as financial instruments at fair value through profit and loss.

Derivative instruments, including embedded derivatives, are recorded on the consolidated balance sheet at fair value. Subsequent to initial recognition, these derivatives are measured at fair value. The fair value of derivative instruments is based on forward rates considering the market price, rate of interest and volatility and takes into account the credit risk of the financial instrument.

Changes in estimated fair value, including translation differences, at each reporting date, are included in the consolidated statement of earnings as a derivative gain or loss.

Embedded derivatives are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related.

(b)	Gold bullion

Investments in gold bullion are measured at the lower of average cost and net realizable value.

(c)	Inventories

Gold and niobium production inventories and concentrate inventory are measured at the lower of cost and net realizable value. Production costs include the cost of materials, labour, mine site production overheads and depreciation to the applicable stage of processing.

Ore stockpiles are measured at the lower of cost and net realizable value. The cost of ore stockpiles is increased based on the related current mining costs of the period, and decreases in stockpiles are charged back to mining costs using the weighted average cost per tonne. Stockpiles are segregated between current and long-term inventories on the consolidated balance sheet.

Mine supplies are measured at the lower of average purchase cost and net realizable value. Provisions for redundant and slow-moving items are made by reference to specific items of inventory. Spare parts, stand-by and servicing equipment held are generally classified as inventories. Major capital spare parts and stand-by equipment (insurance spares) are classified as a component of mining assets.

(d)	Property, plant and equipment

Property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment charges.

The initial cost of an asset comprises its purchase or construction cost, any costs directly attributable to bringing the asset to a working condition for its intended use, the initial estimate of the rehabilitation obligation, and for qualifying assets, borrowing costs. The purchase price or the construction cost is the aggregate cash paid and the fair value of any other consideration given to acquire the asset.

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment, and are recognized in the consolidated statement of earnings within interest income, derivatives and other investment gains or losses.

IAMGOLD CORPORATION – 2011 CONSOLIDATED FINANCIAL STATEMENTS

The cost of replacing part of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. Costs of the day-to-day servicing of property, plant and equipment are recognized in the statement of earnings as incurred.

Property, plant and equipment presented on the consolidated balance sheet are as follows:

(i)	Mining assets

Mining assets represent the capitalized expenditures related to:

—	mine and other construction in progress, and
—	the operation of mineral properties in the production stage, including:
–	mining properties and deferred costs, which include values beyond proven and probable reserves (“VBPP”) and capitalized stripping costs, and
–	plant and equipment.

a.	Mine and other construction in progress costs

Upon determination of technical feasibility and commercial viability, the related exploration and evaluation assets (refer to note (f) below), including VBPP related to the project, are transferred to mine and other construction in progress costs. These amounts plus all subsequent expenditures are capitalized. Costs are not amortised until such time as the project is brought into production.

Mine construction costs include expenditures to develop new ore bodies, define further mineralization in existing ore bodies, and construct, install and complete infrastructure facilities.

Financing costs are capitalized to the project when funds have been borrowed, either to specifically finance a project or for general borrowings during the period of construction.

The date of transition from construction to production accounting is based on both qualitative and quantitative criteria such as substantial physical project completion, sustained level of mining, sustained level of processing activity, and passage of a reasonable period of time. Upon completion of mine construction activities (based on the determination of the commencement of production), costs are removed from mine and other construction in progress assets and incorporated into the appropriate categories of mining assets and supplies.

b.	Mining properties and deferred costs

Capitalized costs for exploration and evaluation on or adjacent to sites where the Company has mineral deposits, are classified as mining properties and deferred costs within mining assets.

c.	Stripping costs

Mining costs associated with stripping activities in an open pit mine are expensed unless the stripping activity can be shown to represent a betterment to the mineral property in which case, the stripping costs would be capitalized. Capitalized stripping costs are included in “mining properties and deferred costs” within mining assets.

(ii)	Corporate equipment

Corporate equipment (located at corporate locations) include the following categories of assets: furniture and equipment, computer equipment, software, scientific instruments and equipment, vehicles and leasehold improvements. Corporate equipment are classified in other non-current assets.

IAMGOLD CORPORATION – 2011 CONSOLIDATED FINANCIAL STATEMENTS

(e)	Depreciation

Effective from the point they are ready for their intended use, mining assets, corporate equipment and royalty interests are amortised on a straight line basis or using the units-of-production method over the shorter of the estimated economic life of the asset or the mining operation. The method of amortisation is determined based on that which best represents the use of the assets.

The reserve and resource estimates for each operation are the prime determinants of the life of a mine. In general, an ore body where the mineralization is reasonably well defined is amortised over its proven and probable mineral reserves. Non reserve material may be included in depreciation calculations in limited circumstances where there is a high degree of confidence in its economic extraction. Changes in the estimate of mineral reserves and resources will result in changes to the depreciation and will be accounted for on a prospective basis over the remaining life of the operation.

Estimated useful lives normally vary from three to fifteen years for items of plant and equipment to a maximum of twenty years for buildings.

Amounts relating to VBPP are not amortised until resources are converted into reserves. Amounts relating to capitalized costs of exploration and evaluation assets and mine and other construction in progress are not amortised as the assets are not available for use.

The basis of amortisation for capitalized stripping is the ore to be extracted as a result of the specific stripping activity (reserves that directly benefit from the stripping activity) and is determined on a units-of-production basis.

The borrowing costs are amortised over the useful life of the related asset.

Residual values, useful lives and amortisation methods are reviewed at least annually and adjusted if appropriate. The impact of changes to the estimated useful lives or residual values is accounted for prospectively.

(f)	Mineral exploration and evaluation costs

Mineral exploration costs are charged to earnings in the period in which they are incurred.

Evaluation costs are expenditures for activities that relate to the evaluation of the technical feasibility and commercial viability of extracting a mineral resource on sites where the Company does not have mineral deposits already being mined or constructed, and are capitalized as exploration and evaluation assets.

Upon determination of technical feasibility and commercial viability of extracting a mineral resource, capitalized costs in exploration and evaluation assets are transferred into mine and other construction in progress, which are classified as a component of mining assets.

The application of the Company’s accounting policy for exploration and evaluation expenditures requires judgment in determining whether future economic benefits may be realized, which are based on assumptions about future events and circumstances. Estimates and assumptions made may change if new information becomes available. If, after expenditures are capitalized, any information becomes available suggesting that the expenditures are not recoverable, the amount capitalized is recognized in the consolidated statement of earnings as impairment in the period when the new information becomes available.

(g)	Business combinations and goodwill

Business combinations are accounted for using the acquisition method of accounting whereby identifiable assets acquired and liabilities assumed are recorded at fair value as of the date of acquisition. Mineral rights that can be reliably valued are recognized in the assessment of fair values on acquisition, including amounts attributable to VBPP. The excess of the purchase price over the fair value of net assets acquired is recorded as goodwill.

IAMGOLD CORPORATION – 2011 CONSOLIDATED FINANCIAL STATEMENTS

When VBPP are transferred to reserves, the excess of fair values over the carrying values of the acquired assets and liabilities is amortised over proven and probable reserves and is subject to impairment tests.

For non-wholly owned subsidiaries, non-controlling interests are initially recorded at the fair value of the non-controlling interests share holdings or the non-controlling interests’ proportion of the fair values of the assets and liabilities recognized at acquisition.

When a subsidiary is acquired in a number of stages, the carrying value of interests prior to acquisition of control is re-measured to fair value on the date control is acquired, amounts previously recognized in other comprehensive income in respect of the subsidiary are reversed, and the difference is recognized in earnings.

If a transaction does not meet the definition of a business combination under IFRS, the transaction is recorded as an asset acquisition.

Goodwill and negative goodwill can arise on the acquisition of subsidiaries, joint ventures and investments in associates. When the net of the amounts assigned to assets acquired and liabilities assumed exceeds the cost of purchase, any excess calculated is recognized as negative goodwill and recorded in the consolidated statement of earnings at the date of acquisition.

Subsequent to initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purposes of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to cash generating units (“CGU”) that are expected to benefit from the synergies of the combination.

(h)	Other intangible assets

Other intangible assets are related to the fair value of favourable supplier contracts accounted for on a prior acquisition. The fair value is determined using a differential cost method based on cost savings expected from favourable terms of supplier contracts. Other intangible assets are amortised under the straight-line method based on the terms of each contract, which range from 2 to 20 years. Other intangible assets are classified in other non-current assets on the consolidated balance sheet.

(i)	Royalty interests

The Company records its royalty interests at cost, net of accumulated amortisation and impairment charges. Royalty interests are classified in other non-current assets on the consolidated balance sheet.

(j)	Impairment

(i)	Financial assets

Financial assets are tested for impairment at each reporting date to determine whether there is any objective evidence of impairment. A financial asset is considered to be impaired if objective evidence, that can be estimated reliably, indicates that one or more events have had a negative effect on the estimated future cash flows of that asset.

An impairment loss in respect of a financial asset measured at amortised cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate.

An impairment loss in respect of marketable securities is calculated by reference to its fair value.

IAMGOLD CORPORATION – 2011 CONSOLIDATED FINANCIAL STATEMENTS

A prior period impairment loss for loans and receivables is tested for possible reversal of impairment whenever an event or change in circumstance indicates the impairment may have reversed. If it has been determined that the impairment has reversed, the carrying amount of the asset is increased to its recoverable amount to a maximum of the carrying value that would have been determined had no impairment loss been recognized in prior periods. An impairment loss reversal would be recognized into the consolidated statement of earnings.

(ii)	Non-financial assets

If a property is abandoned or deemed economically unfeasible, the related project balances are written off.

The Company conducts annual impairment assessments of the values of goodwill and longlived assets, including mining assets, exploration and evaluation assets and royalty interests. Further, if at any other point an indication of impairment exists, an estimate of the asset’s recoverable amount is calculated. The recoverable amount is determined as the higher of the asset’s fair value less costs to sell (“FVLCS”) and value in use (“VIU”). The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. If this is the case, the individual assets are grouped together into a CGU for impairment purposes. The CGU represents the lowest level for which there are separately identifiable cash inflows that are largely independent of the cash flows from other assets or other groups of assets.

If the carrying amount of the asset or CGU exceeds its recoverable amount, an impairment loss is first recorded against any goodwill allocated to the relevant CGU. If the impairment loss is greater than the attributable goodwill, the excess is then recorded to the other longlived assets in the CGU on a pro rata basis.

A prior period impairment loss is tested for possible reversal of impairment whenever an event or change in circumstance indicates the impairment may have reversed. If it has been determined that the impairment has reversed, the carrying amount of the asset is increased to its recoverable amount to a maximum of the carrying value that would have been determined had no impairment loss been recognized in prior periods. An impairment loss reversal is recognized into the consolidated statement of earnings. Impairment losses recognized in relation to goodwill are not reversed for subsequent increases in its recoverable amount.

The recoverable amount is determined based on the present value of estimated future cash flows from each long-lived asset or CGU, which are calculated based on numerous assumptions such as proven and probable reserves, resources when appropriate, estimates of discount rates, realizable metals prices, operating costs, capital and site restoration expenses and estimated future foreign exchange and inflation rates, as defined under IFRS for FVLCS and VIU. Management’s assumptions and estimate of future cash flows are subject to risk and uncertainties, particularly in market conditions where higher volatility exists, and may be partially or totally outside of the Company’s control. Therefore, it is reasonably possible that changes could occur with evolving economic conditions, which may affect the recoverability of the Company’s long-lived assets and goodwill. If the Company fails to achieve its valuation assumptions or if any of its long-lived assets or CGU experiences a decline in its fair value, then this may result in an impairment charge in future periods, which would reduce the Company’s earnings.

IAMGOLD CORPORATION – 2011 CONSOLIDATED FINANCIAL STATEMENTS

(k)	Asset retirement obligations

The Company records the present value of estimated costs of legal and constructive obligations required to restore locations in the period in which the obligation is incurred with a corresponding increase in the carrying value of the related mining asset. The obligation is generally considered to have been incurred when mine assets are constructed or the ground environment is disturbed at the production location. The discounted liability is adjusted at the end of each period to reflect the passage of time, based on the discount rate that reflect current market assessments and the risks specific to the liability, and changes in the estimated future cash flows underlying the obligation.

The Company also estimates the timing of the outlays, which is subject to change depending on continued operation or newly discovered reserves.

The periodic unwinding of the discount is recognized in earnings as a finance cost. Additional disturbances or changes in restoration costs or in discount rates will be recognized as changes to the corresponding assets and asset retirement obligation when they occur. Environmental and on-going site reclamation costs at operating mines, as well as changes to estimated costs and discount rates for closed sites, are charged to earnings in the period during which they occur.

(l)	Income and mining taxes

(i)	Current income and mining tax

Current income and mining tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the balance sheet date.

Current income and mining tax assets and current income and mining tax liabilities are only offset if a legally enforceable right exists to set off the amounts, and the Company intends to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Current income and mining taxes relating to items recognized directly in equity are recognized directly in equity.

(ii)	Deferred income and mining tax

Deferred income and mining tax is provided using the balance sheet method on temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income and mining tax liabilities are recognized for all taxable temporary differences, except:

—

Where the deferred income and mining tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit; and

—

In respect of taxable temporary differences associated with investments in subsidiaries, and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled by the parent, or venturer and it is probable that the temporary differences will not reverse in the foreseeable future.

IAMGOLD CORPORATION – 2011 CONSOLIDATED FINANCIAL STATEMENTS

Deferred income and mining tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilized, except:

—

When results from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

—

In respect of deductible temporary differences associated with investments in subsidiaries, and interests in joint ventures, deferred income tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred income and mining tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred income and mining tax assets are reassessed at each balance sheet date and are recognized to the extent that it has become probable that future taxable profit will be available to allow the deferred tax asset to be recovered.

A translation gain or loss will arise where the local tax currency is not the same as the functional currency. A deferred tax is recognized on the difference between the book value of the non-monetary assets and the underlying tax basis, translated to the functional currency using the current foreign exchange rate.

Deferred income and mining tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is expected to be realized or the liability settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Deferred income and mining taxes relating to items recognized directly in equity are recognized directly in equity.

Deferred income and mining tax assets and deferred income and mining tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

There is no certainty that income and mining tax rates will be consistent with current estimates. Changes in tax rates increase the volatility of the Company’s earnings.

(m)	Flow-through common shares

Flow-through common shares are recognized in equity based on the quoted price of the existing shares on the date of the issue. The difference between the amount recognized in common shares and the amount the investor pays for the shares is recognized as a deferred gain which is reversed into earnings as eligible expenditures are incurred. The deferred tax impact is recorded as eligible expenditures are incurred, provided the Company has the intention to renounce the related tax benefits.

(n)	Earnings per share

The Company presents basic and diluted earnings per share data for its common shares. Basic earnings per share are calculated by dividing earnings attributable to equity shareholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share are determined by adjusting the weighted average number of common shares for the dilutive effect of share-based payments, employee incentive share units, and warrants using the treasury stock method.

IAMGOLD CORPORATION – 2011 CONSOLIDATED FINANCIAL STATEMENTS

(o)	Share-based payments

The Company has the following share-based payment plans with related costs included in general and administrative expenses.

(i)	Share options, share bonus plan, and deferred share plan

The Company operates a number of equity-settled share-based payment plans in respect of its employees. Compensation costs are measured based on the grant date fair value of the equity-settled instruments and recognized upon grant date over the related service period in the statement of earnings and credited to contributed surplus within shareholders’ equity.

The fair value is based on market prices of the equity-settled instruments granted, taking into account the terms and conditions upon which those equity-settled instruments were granted. The fair value of equity-settled instruments granted is estimated using the Black-Scholes model or other appropriate method and assumptions at grant date.

The model requires management estimates such as risk-free interest rate, volatility and weighted average expected life impacting weighted average grant date fair value. The weighted average grant date fair value is the basis for which share-based payments are recognized in earnings.

Upon exercise of options and/or issuance of shares, consideration paid by employees, as well as the grant date fair value of the equity-settled instruments, are transferred to common shares.

(ii)	Directors share bonus plan

Share bonuses to directors are expensed on issuance as they vest immediately. They are measured at the date of issuance at the closing market price of the last day of the period.

(iii)	Share purchase plan

The Company provides a share purchase plan where the Company contributes towards the purchase of shares on the open market. The Company’s contribution vests on December 31 of each year and is charged to earnings in the year of contribution.

(p)	Revenue recognition

Revenues include sales of gold, niobium and by-product concentrate as well as royalty revenue.

Revenues from the sale of gold and by-products (silver and copper concentrate) are recognized when the metal is delivered to the counterparties to the transaction.

Revenues from the sale of niobium (ferroniobium) are recognized when legal title (rights and obligations) to the ferroniobium is transferred to the buyer.

Royalty revenue is recognized when the Company has reasonable assurance with respect to measurement and collectability. Revenue based royalties such as Net Smelter Return (“NSR”) or Gross Proceeds Royalties are determined based on the proceeds from the sale or other disposition of minerals recovered from the property on which the royalty interest is held. The form, manner and timing of the receipt of any specific royalty payment are governed by the corresponding royalty agreement with the owner of the royalty property.

(q)	Assets held for sale and discontinued operations

A discontinued operation is a component of the Company that either has been disposed of or is classified as held for sale, i.e. if its carrying value will be recovered principally through a sale transaction rather than through continuing use and when the relevant criteria are met. A component of the Company comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. Results of operations and any gain or loss on the disposal are disclosed separately as net earnings from discontinued operations in the consolidated statement of earnings and comparative periods are reclassified accordingly.

IAMGOLD CORPORATION – 2011 CONSOLIDATED FINANCIAL STATEMENTS

4.	FUTURE ACCOUNTING POLICIES

The following new standards, and amendment to standards and interpretations, were not yet effective for the year ended December 31, 2011, and have not been applied in preparing these consolidated financial statements. They are summarised as follows:

IFRS 9 – Financial instruments

The IASB has issued IFRS 9, Financial Instruments, which is a four-part project proposing to replace IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 is planned to be effective on January 1, 2015. The Company is in the process of evaluating the impact of the change to its consolidated financial statements as a result of the new standard.

IFRS 10 – Consolidated financial statements

The IASB recently issued its new suite of consolidation and related standards, replacing the existing accounting for subsidiaries and joint ventures (now joint arrangements), and making limited amendments in relation to associates. IFRS 10 supersedes IAS 27, Consolidated and separate financial statements, and SIC 12, Consolidation – Special purpose entities. IFRS 10 will be effective January 1, 2013 and early adoption is permitted. The Company is in the process of evaluating the requirements of the new standards.

IFRS 11 – Joint arrangements, and

IAS 28 – Amended standard on associates and joint ventures

The IASB replaced the existing guidance for joint ventures (new arrangements) and made limited amendments in relation to associates and the application of the equity method of accounting. Under IFRS 11, joint arrangements are now classified as either joint operations or joint ventures, depending upon the rights and obligations of the parties to the arrangement.

Limited amendments were made to IAS 28 regarding associates and joint ventures held for sale and changes in interests held in associates and joint ventures. Under IFRS 11, joint ventures will be accounted for using the equity method instead of proportionate consolidation.

IFRS 11 and IAS 28 (2011) will be effective January 1, 2013 and early adoption is permitted. The Company will apply this new standard in relation to its joint ventures, Sadiola and Yatela. The Company is in the process of evaluating the requirements of the new standards.

IFRS 12 – Disclosure of interests in other entities

IFRS 12 replace the existing disclosure requirements for entities that have interests in subsidiaries, joint arrangements, and associates. IFRS 12 contains disclosure requirements for entities that have interests in unconsolidated structured entities. IFRS 12 will be effective January 1, 2013. The Company is in the process of evaluating the requirements of the new standards.

IFRS 13 – Fair value measurement

IFRS 13 replaces the fair value measurement guidance contained in individual IFRS with a single source of fair value measurement guidance, and defines value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, i.e. an exit price. IFRS 13 is applicable prospectively starting January 1, 2013 and early application is permitted with disclosure of the fact. The Company is in the process of evaluating the requirements of the new standards.

IFRIC 20 – Stripping costs in the production phase of a surface mine

IFRIC 20 provides guidance on the accounting for the costs of stripping activity in the production phase of surface mining when two benefits accrue to the entity from the stripping activity: usable ore that can be used to produce inventory and improved access to further quantities of material that will be mined in future periods. IFRIC 20 is applicable for annual period beginning on or after January 1, 2013 and early application is permitted. The Company is in the process of evaluating the requirements of the new standards.

IAMGOLD CORPORATION – 2011 CONSOLIDATED FINANCIAL STATEMENTS

5.	DIVESTITURES

La Arena project

In June 2009, an option and earn-in agreement was entered into with Rio Alto Mining Limited (“Rio Alto”) for the sale of the La Arena project in Peru. In 2009, the Company received 8,024,511 common shares (10.6% interest) and 1,500,000 warrants of Rio Alto for a total value of $1,400,000 at inception.

During the option term, Rio Alto earned-in newly issued shares of La Arena S.A., an IAMGOLD wholly-owned subsidiary, up to the maximum allowed under the agreement of 38.7% by incurring $30,000,000 in expenditures on the La Arena project. At the end of 2010, the Rio Alto expenditures on the La Arena project totaled $38,933,000 since June 2009.

In February 2011, as per the option agreement, Rio Alto purchased all of the outstanding shares of La Arena S.A. for a cash payment of $48,847,000 resulting in an after-tax gain of $10,517,000. The La Arena project was included in the Exploration and evaluation segment. Major classes of assets and liabilities included as part of the La Arena project were as follows as at the date of disposal:

$
Current assets	147
Exploration and evaluation assets	66,941
Corporate equipment	103
Goodwill	11,289
Current liabilities	(6,044)
Deferred income and mining tax liabilities	(6,582)
Non-controlling interests	(27,524)
Net carrying value	38,330

6.	DISCONTINUED OPERATIONS

(a)	Tarkwa and Damang mines (Investments in associates)

On June 22, 2011, IAMGOLD sold its 18.9% interests in the Tarkwa and Damang gold mines in Ghana, West Africa to Gold Fields Limited for gross proceeds of $667,000,000 and recorded an after-tax gain on this sale of $402,837,000. Interests in Tarkwa and Damang mines were accounted for as investments in associates using the equity method. The Company ceased the equity method accounting as of the date of the agreement, April 15, 2011. The Tarkwa and Damang mines were previously reported under the segment of equity accounted items. For more information refer to note 6(c) below.

(b)	Mupane mine

On August 31, 2011, the Company sold its wholly owned investment in Gallery Gold (Pty) Ltd. which held the Company’s interest in the Mupane gold mine (“Mupane mine”) for $34,200,000 resulting in a gain on disposal of $5,276,000 (before income tax). The proceeds consisted of $12,506,000 in cash, a $3,800,000 promissory note, payable over three years at an annual interest rate of 6%, and 21,875,000 common shares of Galane Gold Ltd. (“Galane”) valued at $17,894,000, representing approximately 48.5% of the outstanding shares of Galane. The tax impact of the sale was a recovery of $1,500,000. The Mupane mine was previously reported under the Gold mines – Botswana segment.

Starting September 1, 2011, the interest of 48.5% in Galane (the new entity owning the Mupane mine) was accounted for as an investment in associates using the equity method (note 11).

IAMGOLD CORPORATION – 2011 CONSOLIDATED FINANCIAL STATEMENTS

Major classes of assets and liabilities included as part of the Mupane mine were as follows as at the date of disposal:

$
Cash and cash equivalents	5,947
Receivables and other current assets	1,978
Inventories	7,798
Mining assets	22,514
Non-current ore stockpiles	5,925
Accounts payable and accrued liabilities	(6,837)
Asset retirement obligations	(9,303)
Deferred income tax liabilities	(89)
Net carrying value	27,933
Consideration received, satisfied in cash	12,506
Cash and cash equivalents disposed of	5,947
Net cash inflow on disposal	6,559

(c)	Net earnings from discontinued operations

Results and gains on disposal of these discontinued operations are presented separately as net earnings from discontinued operations in the consolidated statement of earnings, and comparative periods have been adjusted accordingly.

Years ended December 31	2011	2010
	$	$
Tarkwa and Damang mines
Share of earnings from investments in associates before disposal	21,002	56,496
Gain on sale of investments in associates	402,837	-
Net earnings from the Tarkwa and Damang mines	423,839	56,496
Mupane mine
Revenues	50,475	70,173
Mining costs	(46,309)	(65,951)
Derivative loss on gold hedging contracts(1)	(19,451)	(12,734)
Other expenses	(310)	(1,184)
Income taxes	300	(89)
Net loss from the Mupane mine before its disposal	(15,295)	(9,785)
Gain on sale of the Mupane mine	5,276	-
Income tax recovery on sale	1,500	-
	6,776	-
Net loss from the Mupane mine	(8,519)	(9,785)
Net earnings from discontinued operations attributable to equity shareholders of the Company	415,320	46,711

(1)

 The disposal of the Mupane mine led to the retirement of outstanding Mupane gold hedges resulting in a realized derivative loss. In September 2011, the remaining hedging contracts that had not been delivered (71,600 ounces of gold with contract prices between $1,339 and $1,500 per ounce) were bought back at prices between $1,776 and $1,886 per ounce resulting in a realized loss of $26,074,000. Including the impact of option contracts for ounces of gold exercised during the year and the reversal of previous fair value adjustments, the total derivative loss for gold contracts totaled $19,451,000 during 2011.

IAMGOLD CORPORATION – 2011 CONSOLIDATED FINANCIAL STATEMENTS

(d)	Net cash flow from (used in) discontinued operations

Years ended December 31	2011	2010
Cash flow from (used in):	$	$
Operating activities	(15,301)	41,440
Investing activities	(4,328)	14,783
	(19,629)	56,223

7.	CASH AND CASH EQUIVALENTS

	December 31 2011	December 31 2010	January 1 2010
	$	$	$
Cash	631,170	269,194	182,570
Cash equivalents:
Short-term deposits with initial maturities of three months or less	420,443	1,585	8,804
Cash and cash equivalents	1,051,613	270,779	191,374

8.	GOLD BULLION

		December 31 2011	December 31 2010	January 1 2010
Ounces held	(oz)	134,636	100,001	99,999
Weighted average acquisition cost	($/oz)	719	404	404
Acquisition cost	($000)	96,795	40,411	40,408
End of year spot price for gold	($/oz)	1,566	1,406	1,088
End of year market value	($000)	210,874	140,551	108,749

During 2011, the Company sold 1,412 ounces in conjunction with the sale of its interests in the Tarkwa and Damang properties, for proceeds of $2,060,000 resulting in a gain of $1,412,000. The Company purchased 35,912 ounces of gold on the open market during the year at an average cost of $1,581 per ounce totaling $56,791,000. The Company received a dividend of 135 ounces of gold valued at $1,788 per ounce totaling $241,000.

9.	RECEIVABLES AND OTHER CURRENT ASSETS

	Note	December 31 2011	December 31 2010	January 1 2010
		$	$	$
Gold trade receivables		23,953	9,808	7,693
Settlement receivables from sales of niobium		19,258	12,666	20,720
Receivables from governments related to taxes, mineral rights and exploration tax credits		49,940	24,422	24,717
Royalty receivable		1,860	1,625	1,188
Other receivables		14,681	6,665	7,911
		109,692	55,186	62,229
Derivatives – currency contracts	17(a)(iii)	-	-	142
Derivatives – oil contracts	17(a)(iii)	4,606	-	2,723
Derivatives – aluminum contracts	17(a)(iii)	-	-	186
Marketable securities – current portion		24,331	6,670	-
Prepaid expenses		17,290	19,992	17,632
		155,919	81,848	82,912

The Company’s exposure to credit risk is disclosed in note 17(a)(ii).

IAMGOLD CORPORATION – 2011 CONSOLIDATED FINANCIAL STATEMENTS

10. INVENTORIES

	December 31 2011	December 31 2010	January 1 2010
	$	$	$
Current:
Finished goods:
Gold production inventories	38,660	38,632	32,104
Niobium production inventories	12,143	12,841	7,230
Concentrate inventory	-	589	661
Gold in process	13,318	6,960	10,991
Ore stockpiles	16,481	19,628	26,392
Mine supplies	158,525	126,066	83,519
	239,127	204,716	160,897
Included in Other non-current assets:
Ore stockpiles	111,260	97,880	70,370

In 2011 the write-down of inventories to net realizable value amounted to $1,530,000 (2010 – nil). The amount of inventories recognised as an expense during the period is disclosed in note 24.

11.	INVESTMENTS IN ASSOCIATES

On June 22, 2011, IAMGOLD sold its 18.9% interests in the Tarkwa and Damang gold mines in Ghana, West Africa to Gold Fields Limited (note 6(a)). IAMGOLD’s share of earnings from Tarkwa and Damang were reported into net earnings from discontinued operations (note 6(c)) in the Company’s consolidated statement of earnings.

On August 31, 2011, the Company sold its wholly-owned investment in Gallery Gold (Pty) Ltd., including its Mupane gold mine (note 6(b)). As part of the consideration, IAMGOLD received common shares of Galane, the new owner of the Mupane mine, representing approximately 48.5% of the outstanding shares of Galane. This investment is accounted for using the equity method. The end of the reporting period of the financial statements of Galane is as of September 30, 2011 because their financial statements as at December 31, 2011 were not available prior to completing the Company’s consolidated financial statements. IAMGOLD will continue to include Galane’s results on a three-month lag due to the delay in the preparation of their financial statements compared to IAMGOLD. The carrying value of this asset was recorded on the balance sheet on September 1, 2011, at its fair value of $17,894,000. There were no material events from September 30 to December 31, 2011. The fair value of the Company’s shares in Galane was $22,726,000 at December 31, 2011 based on the quoted prices of the shares.

IAMGOLD CORPORATION – 2011 CONSOLIDATED FINANCIAL STATEMENTS

Investments in associates are as follows:

	Tarkwa	Damang	Galane	Total
	$	$	$	$
Balance, January 1, 2010	192,016	40,422	-	232,438
Share of earnings in 2010	43,554	12,942	-	56,496
Dividends received from associates in 2010	(18,900)	(5,670)	-	(24,570)
Loan repayments in 2010	(18,242)	-	-	(18,242)
Balance, December 31, 2010	198,428	47,694	-	246,122
Acquisition (note 6(b))	-	-	17,894	17,894
Share of loss in 2011	-	-	(1,635)	(1,635)
Share of earnings (loss) in 2011 (discontinued operations) (note 6(c))	24,266	(3,264)	-	21,002
Dividends received from associates in 2011	-	(5,670)	-	(5,670)
Disposal in 2011	(222,694)	(38,760)	-	(261,454)
Balance, December 31, 2011	-	-	16,259	16,259

Financial information for investments in Galane, not adjusted for the percentage held by the Company, is summarised below:

Galane
As at September 30, 2011	$
Current assets	15,708
Non-current assets	33,946
Total assets	49,654
Current liabilities	7,074
Non-current liabilities	15,911
Total liabilities	22,985
From September 1 to September 30, 2011
Revenues	1,481
Expenses	(4,728)
Net loss	(3,247)

IAMGOLD CORPORATION – 2011 CONSOLIDATED FINANCIAL STATEMENTS

12.	MINING ASSETS

Mining assets net of accumulated depreciation were as follows:

	Mine and other construction in progress	Mining properties and deferred costs	Plant and equipment	Total
Cost	$	$	$	$
As at January 1, 2010	409,554	1,605,240	640,141	2,654,935
Additions	187,752	32,755	39,870	260,377
Change in rehabilitation provision	-	25,719	-	25,719
Disposals	-	(16)	(11,830)	(11,846)
Transfer	(554,878)	74,603	488,663	8,388
Other	-	(1,304)	-	(1,304)
As at December 31, 2010	42,428	1,736,997	1,156,844	2,936,269
Additions – continuing operations	96,139	70,093	78,774	245,006
Additions – discontinued operations	1,143	2,228	957	4,328
Change in rehabilitation provision	-	22,668	-	22,668
Disposals – continuing operations	-	(258)	(11,982)	(12,240)
Disposals – discontinued operations	(2,596)	(55,611)	(46,337)	(104,544)
Transfer	(38,030)	28,726	9,304	-
Other	-	-	3,095	3,095
As at December 31, 2011	99,084	1,804,843	1,190,655	3,094,582
Accumulated depreciation and impairment
As at January 1, 2010	-	665,919	364,505	1,030,424
Depreciation expense – continuing operations	-	57,773	47,224	104,997
Depreciation expense – discontinued operations	-	6,742	6,755	13,497
Disposals	-	-	(9,740)	(9,740)
Transfer	-	997	7,391	8,388
As at December 31, 2010	-	731,431	416,135	1,147,566
Depreciation expense – continuing operations	-	71,698	78,623	150,321
Depreciation expense – discontinued operations	-	1,475	2,122	3,597
Disposals – continuing operations	-	(203)	(8,638)	(8,841)
Disposals – discontinued operations	-	(44,876)	(37,131)	(82,007)
Other	-	2,365	-	2,365
As at December 31, 2011	-	761,890	451,111	1,213,001
Net book value as at January 1, 2010	409,554	939,321	275,636	1,624,511
Net book value as at December 31, 2010	42,428	1,005,566	740,709	1,788,703
Net book value as at December 31, 2011	99,084	1,042,953	739,544	1,881,581

Mine and other construction in progress at December 31, 2011 and 2010, include capital expenditures related to projects at IAMGOLD’s mines such as the expansion at the Rosebel mine ($13,852,000), the Phase 2 expansion, the bulk water storage and camp site upgrades at the Essakane mine, ($32,181,000), the feasibility study of the Sadiola sulphide project ($3,236,000), and the expansion of the Niobec mine including different projects ($49,815,000). There was no amount relating to expenditures for the construction of a mine facility that has not yet commenced commercial production.

IAMGOLD CORPORATION – 2011 CONSOLIDATED FINANCIAL STATEMENTS

Mining properties and deferred costs at December 31, 2011 included capitalized stripping costs of $32,829,000 (December 31, 2010 – $1,833,000). Stripping costs of $33,941,000 were capitalized during 2011 (2010 – nil), and $1,113,000 were amortised during 2011 (2010 – $8,903,000).

Mining properties and deferred costs did not include any VBPP at December 31, 2011 (December 31, 2010 – $20,237,000). In 2011, an amount of $20,237,000 (2010 – $46,840,000) was transferred from VBPP, an un-amortisable class, during the year to development costs, an amortisable class.

Borrowing costs attributable to qualifying assets were nil in 2011 and 2010.

13.	EXPLORATION AND EVALUATION ASSETS

Capitalized investments in exploration and evaluation properties were as follows:

	Note	December 31 2011	December 31 2010	January 1 2010
		$	$	$
Canada – Westwood project		329,571	209,615	119,333
Ecuador – Quimsacocha project	30(a)	26,923	23,937	19,345
Peru – La Arena project	5	-	66,941	30,008
Other		-	5,722	5,975
		356,494	306,215	174,661

$
At January 1, 2010	174,661
Additions	131,964
Disposals	(410)
At December 31, 2010	306,215
Additions	122,943
Transfers to mining assets	(1,539)
Disposals	(71,125)
At December 31, 2011	356,494

The net book value reflects the cost of exploration and evaluation assets and does not include any accumulated impairment. Exploration expenses in the consolidated statement of earnings amounted to $73,326,000 in 2011 compared to $45,870,000 during 2010.

14.	GOODWILL

The carrying amount of goodwill allocated to each of the cash-generating units is as follows:

	December 31 2011	December 31 2010	January 1 2010
	$	$	$
Rosebel mine	168,413	168,413	168,413
Doyon division	88,276	88,276	88,276
La Arena exploration project	-	11,289	11,289
	256,689	267,978	267,978

IAMGOLD CORPORATION – 2011 CONSOLIDATED FINANCIAL STATEMENTS

	Note	2011	2010
		$	$
Balance, beginning of the year		267,978	267,978
Disposal of the La Arena exploration project	5	(11,289)	-
Balance, end of the year		256,689	267,978

15.	OTHER NON-CURRENT ASSETS

	Note	December 31 2011	December 31 2010	January 1 2010
		$	$	$
Receivables from governments related to taxes, mineral rights and exploration tax credits		11,310	9,570	6,229
Marketable securities – non-current	15(a)	93,753	69,331	49,237
Warrants held as investments	15(a)	10,056	4,748	1,382
Royalty interests	15(b)	21,190	26,514	28,688
Ore stockpiles – non-current		111,260	97,880	70,370
Corporate equipment		7,940	6,864	6,035
Other intangible assets		4,491	5,332	8,373
Loan receivable	6(b)	3,800	-	-
Prepayment amounts on non-current assets		27,111	-	-
Other		4,334	4,094	4,421
		295,245	224,333	174,735

(a)	Marketable Securities and Warrants Held as Investments

The Company’s exposure to market risk and the sensitivity analysis related to marketable securities and warrants held as investments are disclosed in note 17(a)(iii).

(b)	Royalty Interests

	Cost	Accumulated amortisation	Net royalty interests

At December 31, 2011	$	$	$
Diavik(1)	49,446	29,006	20,440
Auplata(3)	750	-	750
	50,196	29,006	21,190

At December 31, 2010	$	$	$
Diavik(1)	49,446	26,289	23,157
Magistral(2)	3,109	502	2,607
Auplata(3)	750	-	750
	53,305	26,791	26,514

At January 1, 2010	$	$	$
Diavik(1)	49,446	23,365	26,081
Magistral(2)	3,109	502	2,607
	52,555	23,867	28,688

(1)

The Company owns a 1% gross proceeds’ royalty on certain claims in the Lac de Gras region of the Northwest Territories, including the Diavik lands controlled by Harry Winston Diamond Corporation and Diavik Diamond Mines Inc.

IAMGOLD CORPORATION – 2011 CONSOLIDATED FINANCIAL STATEMENTS

(2)

The Company owned a sliding scale NSR royalty on mineral production from the Magistral gold property in Mexico owned by US Gold Corporation which was sold with another royalty in December 2011 for gross proceeds of $15,000,000 resulting in a pre-tax gain of $12,393,000.

(3)

In 2010, the Company transferred shares held in a subsidiary in exchange for a royalty on gold production of properties. The fair value of the properties transferred was attributed to this non-monetary transaction. On December 5, 2011, the subsidiary entered into an option agreement which provides the third party with the ability to effectively purchase from the subsidiary the existing royalty in return for cash, shares and a retained net smelter royalty. The option agreement expires on July 30, 2015.

16.	JOINT VENTURES

The following amounts represent the Company’s proportionate interest in the joint ventures of the Sadiola mine (41%) and the Yatela mine (40%). Condensed balance sheet and statement of earnings information for the Company’s joint ventures are summarised below:

	December 31, 2011			December 31, 2010
	Sadiola	Yatela	Total	Sadiola	Yatela	Total
Ownership	41%	40%		41%	40%
	$	$	$	$	$	$
Current assets	46,528	26,529	73,057	40,427	26,733	67,160
Non-current assets	103,606	6,013	109,619	78,019	5,916	83,935
Total assets	150,134	32,542	182,676	118,446	32,649	151,095
Current liabilities	33,446	11,344	44,790	27,435	8,215	35,650
Non-current liabilities	32,558	15,507	48,065	17,725	10,321	28,046
Total liabilities	66,004	26,851	92,855	45,160	18,536	63,696

Years ended December 31			2011			2010
Revenues	188,987	46,208	235,195	143,476	70,606	214,082
Expenses (including income and mining taxes)	142,882	54,639	197,521	104,427	66,475	170,902
Net earnings (loss)	46,105	(8,431)	37,674	39,049	4,131	43,180

IAMGOLD CORPORATION – 2011 CONSOLIDATED FINANCIAL STATEMENTS

17.	FINANCIAL INSTRUMENTS

The following table presents the carrying amounts and estimated fair values of the Company’s financial instruments.

	December 31, 2011		December 31, 2010		January 1, 2010
	Carrying value	Fair value	Carrying value	Fair value	Carrying value	Fair value
	$	$	$	$	$	$
Financial Assets (Liabilities)
Cash and cash equivalents	1,051,613	1,051,613	270,779	270,779	191,374	191,374
Receivables included in receivables and other	109,692	109,692	55,186	55,186	62,229	62,229
Derivatives – Currency contracts	89	89	-	-	142	142
Derivatives – Currency contracts	(4,649)	(4,649)	-	-	-	-
Derivatives – Oil contracts	4,606	4,606	-	-	2,723	2,723
Derivatives – Aluminum contracts	9	9	-	-	186	186
Derivatives – Aluminum contracts	(761)	(761)	-	-	-	-
Marketable securities	118,084	118,084	76,001	76,001	49,237	49,237
Warrants held as investments	10,056	10,056	4,748	4,748	1,382	1,382
Accounts payable and accrued liabilities	(205,951)	(205,951)	(158,410)	(158,410)	(140,462)	(140,462)
Other liability – Embedded derivatives(1)	(992)	(992)	(1,449)	(1,449)	(1,108)	(1,108)

(1)	Related to the contingent consideration for the purchase in 2009 of the additional 3% interest in Sadiola.

(a)	Risks

The Company is subject to various financial risks that could have a significant impact on profitability, levels of operating cash flow and financial conditions. Ongoing financial market conditions may have an impact on interest rates, gold prices and currency rates.

The Company is exposed to various liquidity, credit and market risks associated with its financial instruments, and manages those risks as follows:

i.	Liquidity risk

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset.

As at December 31, 2011, the Company’s cash and cash equivalents, and gold bullion position valued at the year-end gold market price, was $1,262,487,000 (December 31, 2010 – $411,330,000). The Company has a $350,000,000 unsecured revolving credit facility and a $50,000,000 revolving facility for the issuance of letters of credit. As at December 31, 2011 and 2010, no funds were drawn against the credit facility, and $17,885,000 (December 31, 2010 – $18,244,000) in letters of credit were used to guarantee certain asset retirement obligations.

IAMGOLD CORPORATION – 2011 CONSOLIDATED FINANCIAL STATEMENTS

In July 2011, IAMGOLD filed a renewal of its existing short form base shelf prospectus qualifying the distribution of securities of up to $1 billion. These filings allow the Company to make offerings of common shares, warrants, debt securities, subscription receipts or any combination thereof. The renewal has a 25-month life in each of the provinces of Canada, except for Quebec, and the United States, and is intended to provide the Company additional financial flexibility. The proceeds from any such offerings may be used by the Company to further expand and develop its existing mines, advance its development projects, further explore and develop its mineral properties, fund working capital requirements or for other general corporate purposes including acquisitions. The Company’s existing base shelf prospectus was never drawn on.

The Company has a treasury policy designed to support management of liquidity risk as follows:

•	Invest in financial instruments in order to preserve capital, maintain required liquidity and realize a competitive rate of return while considering an appropriate and tolerable level of credit risk;
•	Evaluate, review and monitor on a periodic basis, credit ratings and limits for counterparties with whom funds are invested;
•

Invest or maintain investment in gold bullion until a combination of factors indicates that a sale or use of gold bullion is strategically advantageous for the Company, or as part of the overall treasury management;

•	Monitor cash balances within each operating entity;
•	Perform short- to medium-term cash flow forecasting, as well as medium and long-term forecasting incorporating relevant budget information;
•

Determine market risks inherent in the business, including currency, fuel and other non-gold commodities and evaluate, implement and monitor hedging strategies through the use of derivative instruments.

The market liquidity risk is the risk that the Company has entered into a derivative position that cannot be closed out quickly, by either liquidating such derivative instrument or by establishing an offsetting position. Under the terms of the Company’s hedging agreements, counterparties cannot require the immediate settlement of outstanding derivatives, except upon the occurrence of customary events of default such as covenant breaches, including financial covenants, insolvency or bankruptcy. The Company generally mitigates liquidity risk by spreading out the maturity of its derivatives over time.

The Company’s approach to managing liquidity is to ensure that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage.

ii.	Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The maximum amount of credit risk is equal to the balance of cash and cash equivalents, receivables and derivative assets. Where applicable, the fair value of derivatives has been evaluated to account for counterparty credit risk.

The Company holds cash and cash equivalents in credit worthy financial institutions and does not hold any asset-backed commercial paper.

For derivatives, the Company mitigates credit risk by entering into derivatives with high quality counterparties, limiting the exposure per counterparty, and monitoring the financial condition of the counterparties.

Receivables included in receivables and other current assets are summarised in note 9. The credit risk related to gold trade receivable is considered minimal as gold is sold to creditworthy major banks and settled promptly, usually within the following month.

IAMGOLD CORPORATION – 2011 CONSOLIDATED FINANCIAL STATEMENTS

Niobium sales credit risk on settlement receivables is related to difficulties buyers may have in meeting their payment obligations. At December 31, 2011, 65% of outstanding settlement receivables from sales of niobium were outstanding for less than 30 days, and 31% for between 30 and 60 days. In order to minimise the credit risk related to receivables from sales of niobium, credit limit exposure reviews are performed on a regular basis. No impairment was recognised in 2011 and 2010. There was no amount that would otherwise be past due or impaired whose terms have been renegotiated. The Company does not hold any security or any other credit enhancements in relation to these receivables.

The credit risk is also related to receivables from government related to taxes, mineral rights and exploration tax credits. Pending completion of certain government audits, the full balance recorded may not be ultimately realized. Management does not expect the amount realized to be materially different from that currently recorded.

iii.	Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. For hedging activities, it is the risk that the fair value of a derivative might be adversely affected by a change in underlying commodity prices or currency exchange rates, and that this in turn affects the Company’s financial condition.

The Company mitigates market risk by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken, establishing trading agreements with counterparties under which there are no requirement to post any collateral or make any margin calls on derivatives. Counterparties cannot require settlement solely because of an adverse change in the fair value of a derivative. Market risk comprises three types of risks, share, and commodity market price risk, currency risk, and interest rate risk.

Fair value measurements

The following fair value hierarchy, which reflects the significance of the inputs, is used in making the measurements of fair value of financial assets and liabilities.

Level 1.	Quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2.	Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3.	Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

IAMGOLD CORPORATION – 2011 CONSOLIDATED FINANCIAL STATEMENTS

The Company’s financial assets and liabilities recorded at fair value were as follows:

December 31, 2011	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Aggregate Fair Value
	$	$	$	$
Financial assets :
Available for sale – Marketable securities	98,869	-	19,215	118,084
Assets at fair value through profit and loss – Warrants held as investments	-	10,056	-	10,056
Derivatives:
Currency contracts	-	89	-	89
Oil contracts	-	4,606	-	4,606
Aluminum contracts	-	9	-	9
Total	98,869	14,760	19,215	132,844
Financial liabilities:
Derivatives:
Currency contracts	-	(4,649)	-	(4,649)
Aluminum contracts	-	(761)	-	(761)
Other liability – Embedded derivatives	-	(992)	-	(992)
Total	-	(6,402)	-	(6,402)

Valuation techniques

Marketable Securities:

The fair value of available-for-sale financial assets (marketable securities) is determined based on a market approach reflecting the closing price of each particular security at the balance sheet date. The closing price is a quoted market price obtained from the exchange that is the principal active market for that particular security and is therefore classified within Level 1 of the fair value hierarchy. Investments in equity instruments that are not actively traded use valuation techniques that require inputs that are both unobservable and significant, and therefore were categorized as Level 3 in the fair value hierarchy. The Company used the latest transaction price to value these marketable securities in Level 3.

Available-for-sale financial assets included in Level 3	$
Balance at December 31, 2010	9,730
Change in fair value reported in other comprehensive income	10,130
Disposal and gain on disposal recognized in the statement of earnings	(645)
Balance at December 31, 2011	19,215

Warrants held as investments:

The fair value of warrants held as investments, classified as financial assets at fair value through profit and loss, is obtained through the use of the Black-Scholes pricing model which uses share price inputs and volatility measurements, and is therefore classified within Level 2 of the fair value hierarchy.

IAMGOLD CORPORATION – 2011 CONSOLIDATED FINANCIAL STATEMENTS

Derivatives:

For its derivative contracts (currency, oil and aluminum) and embedded derivatives, the Company obtains a valuation of the contracts from counterparties of its portfolio of contracts. The Company reassess the reasonableness of these valuations. Valuations are based on forward rates considering the market price, rate of interest and volatility, and take into account the credit risk of the financial instrument, and are therefore classified within Level 2 of the fair value hierarchy.

Marketable securities and warrants held as investments, and market price risk

IAMGOLD holds certain marketable securities following the settlement of specific transactions (e.g., disposal of a project in exchange for the shares of the counterparty) or as a strategic investment. These investments relate to mining companies which are part of a volatile market. Share market price exposure risk is related to the fluctuation in the market price of marketable securities.

Investments in marketable securities are classified as available-for-sale financial assets and are recorded at fair value in receivables and other current assets for marketable securities expected to be sold in the next twelve months, and for the remainder in other non-current assets on the consolidated balance sheet.

In 2011, the unrealized gain related to change in market price of marketable securities classified as available-for-sale totaled $6,128,000 compared to $48,970,000 during 2010. These unrealized gains are recorded in the fair value reserve within equity.

The Company sold some of its marketable securities during 2011 and 2010. Gains previously included in the fair value reserve, $8,912,000 in 2011 and $21,042,000 during 2010, were transferred to the statement of earnings.

At the end of the year, the Company reviewed the value of marketable securities for objective evidence of impairment based on both quantitative and qualitative criteria and determined that an impairment charge of $1,643,000 was required in 2011 (no impairment in 2010). Factors considered in determining impairment include a decreasing trend of these investments’ market value over a prolonged period of time and other public information available on these companies.

Movement in fair value reserve	Note	2011	2010
		$	$
Net change in fair value of available-for-sale financial assets
Unrealized gain		6,128	48,970
Income and mining tax impact	20	(1,886)	(5,044)
		4,242	43,926
Net change in fair value of available-for-sale financial assets and impairment transferred to the statement of earnings
Gain on sale	27	(8,912)	(21,042)
Impairment	27	1,643	-
Income and mining tax impact	20	911	2,724
		(6,358)	(18,318)
		(2,116)	25,608

IAMGOLD CORPORATION – 2011 CONSOLIDATED FINANCIAL STATEMENTS

The Company also has share purchase warrants held as investments included in other non-current assets on the consolidated balance sheet. An unrealized gain of $936,000 related to the change in the fair value of these warrants held as investments was recorded in 2011 compared to $3,952,000 during 2010.

At December 31, 2011, the impact of a change of 10% in the fair value of marketable securities and warrants held as investments would have resulted in a change in unrealized net of tax gain/loss of $10,216,000 that would be included in other comprehensive income, and a change of $871,000 in net earnings.

Currency exchange rate risk

Movements in the Canadian dollar (C$), the euro (€) and the South African Rand (“Rand”; symbol: “ZAR”) against the U.S. dollar have a direct impact on the Company’s financial statements. Canadian and international operations have exposure to currencies; however metal sales are mainly transacted in U.S. dollars and a significant portion of each international operation’s cost base is denominated in U.S. dollars.

The impact of conversion of transactions denominated in foreign currencies is accounted for in the statement of earnings and presents increased risk, as these foreign currency rates fluctuate in relation to the U.S. dollar.

During 2011, the Company increased its hedge position for its exposure to the Canadian dollar, the euro and the Rand by executing a combination of forward and option contracts. The Company’s objective is to hedge its exposure to these currencies resulting from operating and capital expenditures requirements at the Niobec and Essakane mines, the Westwood project, and corporate costs.

As at December 31, 2011, the Company had outstanding contracts for:

—	Forward and options contracts for C$234,906,000 ($233,693,000) hedging 62% of its exposure in 2012. Contracts rates are from C$0.97/U.S.$ to C$1.05/U.S.$.
—	Forward and options contracts for €96,000,000 ($124,789,000) hedging 37% of its exposure in 2012. The average contracts rate for those contracts is 1.300.
—	Forward contracts for ZAR 55,500,000 ($6,620,000), hedging 100% of its exposure in 2012, at an average rate of ZAR 8.384/U.S.$.

These contracts do not qualify for hedge accounting. The fair value was included in other current liabilities in the consolidated balance sheet.

Fair value	December 31 2011	December 31 2010
	$	$
Canadian dollar (C$)	(4,314)	-
Euro (€)	(335)	-
South African Rand (ZAR)	89	-
	(4,560)	-
Fair value adjustments (unrealized loss on contracts) and a realized loss on deliveries were recognized and recorded as follows:
	2011	2010
	$	$
Unrealized loss on contracts	(5,022)	-
Realized loss	(1,748)	(3,085)
Total included in derivative loss	(6,770)	(3,085)

The fair value as at December 31, 2011, and the fair value based on an increase or a decrease of 10% of the exchange rate as compared to the U.S. dollar would have been as follows. The entire change in fair value would be recorded in the statement of earnings.

IAMGOLD CORPORATION – 2011 CONSOLIDATED FINANCIAL STATEMENTS

Fair value	December 31 2011	Increase of 10%	Decrease of 10%
	$	$	$
Canadian dollar (C$)	(4,314)	(20,864)	14,305
Euro (€)	(335)	(10,368)	10,178
South African Rand (ZAR)	89	(506)	812
	(4,560)	(31,738)	25,295

Sensitivity analysis on net monetary assets:

The foreign exchange loss recorded in 2011 of $8,040,000 compared to $7,788,000 in 2010 was mainly due to the impact of foreign exchange variation on the net monetary asset position comprising items such as cash, receivables, payables, and income and mining taxes payable, denominated in a foreign currency.

A strengthening of the U.S. dollar, against the Canadian dollar at December 31, 2011 would have decreased net earnings by approximately $13,100,000. A weakening of the U.S. dollar against the Canadian dollar at December 31, 2011 would have had the same but opposite effect on the amount shown above, on the basis that all other variables remain constant.

Oil contracts and fuel market price risk

Diesel is a key input to extract tonnage and, in some cases, to wholly or partially power operations. Since fuel is produced by the refinement of crude oil, changes in the price of oil directly impact fuel costs. The Company believes there is a strong relationship between prices for crude oil, heating oil and diesel.

During 2011, the Company modified the application of its strategy by including West Texas Crude oil as a basis for hedging. The Company increased its hedge position for its exposure to fuel by executing option contracts.

As a result, as at December 31, 2011, the Company had outstanding option contracts covering 66% of its fuel exposure in 2012. Contract prices were between $2.55 and $2.99 per gallon for heating oil, and between $70 and $95 per barrel for crude oil. Planned fuel requirements are for the Rosebel, Essakane, Sadiola, Yatela, Niobec and Westwood operations.

The fair value is included in current assets in the consolidated balance sheet. At December 31, 2011, the fair value of outstanding contracts was as follows:

Fair value	Number of Barrels	December 31 2011	December 31 2010
		$	$
Heating oil option contracts	95,200	206	-
Crude oil option contracts	453,600	4,400	-
	548,800	4,606	-
Changes in fair values resulted in a derivative gain (loss) as follows:

	2011	2010
	$	$
Unrealized gain (loss) on contracts	2,658	(1,093)
Realized gain (loss)	(263)	146
Total included in derivative gain (loss)	2,395	(947)

IAMGOLD CORPORATION – 2011 CONSOLIDATED FINANCIAL STATEMENTS

The fair value of these contracts, based on an increase or a decrease of 10% of the price, would have been as follows. The entire change in fair value would be recorded in the statement of earnings.

	December 31 2011	Increase of 10%	Decrease of 10%
	$	$	$
Heating oil option contracts	206	1,030	(388)
Crude oil option contracts	4,400	8,048	1,374

Aluminum contracts and market price risk

Aluminum is a key input in the production of ferroniobium. The Company has a hedging strategy to limit the impact of fluctuations of aluminum prices and to economically hedge a portion of its future consumption of aluminum at the Niobec mine. The Company used swap contracts to economically hedge 75% of its aluminum exposure for 2012 and 49% in 2013 at the Niobec mine. The fair value of outstanding contracts as at December 31, 2011 was included in other current liabilities for the 2012 contracts and in other non-current assets for the 2013 contracts. The valuation of these contracts was based on an average aluminum price between $2,146 per metric tonne and $2,369 per metric tonne, at no cost, for the 2012 and 2013 consumption.

Fair value	December 31 2011	December 31 2010
	$	$
Contracts expiring in 2012	(761)	-
Contracts expiring in 2013	9	-
	(752)	-
These contracts did not qualify for hedge accounting. Changes in fair values resulted in a derivative gain (loss) as follows:
	2011	2010
	$	$
Unrealized loss on contracts	(752)	(186)
Realized gain (loss)	(275)	79
Total included in derivative loss	(1,027)	(107)

The fair value of these contracts, based on an increase or a decrease of 10% of the price, would have been as follows. The entire change in fair value would be recorded in the statement of earnings.

	December 31 2011	Increase of 10%	Decrease of 10%
	$	$	$
Aluminum contracts	(752)	346	(1,856)

Interest rate risk

The Company is exposed to interest rate risk on its cash and cash equivalents and revolving credit facility. Related interest rates are based on market interest rates. The credit facility provides for an interest rate margin above LIBOR, BA prime rate and Base rate advances which varies according to the senior debt ratio. Fees related to the letter of credit and standby fees also vary according to the senior debt ratio. A change in the debt interest rates would have an impact on net earnings and/or capitalized costs according to the project the debt is related to. The Company does not take any particular measures to protect itself against fluctuations in interest rates.

IAMGOLD CORPORATION – 2011 CONSOLIDATED FINANCIAL STATEMENTS

If interest rates in 2011 had been 10% lower or higher with all other variables held constant, the impact on net earnings would not have been material on the interest expense recorded during 2011.

(b)	Capital management

IAMGOLD’s objectives when managing capital are:

—	To ensure the Company has sufficient financial capacity to support its operations, current mine development plans and long-term growth strategy;
—	To provide a superior return to shareholders;
—	To ensure the Company complies with its credit facility covenants; and
—	To protect the Company’s value with respect to market and risk fluctuations.

The Company’s capital items are the following:

	Note	December 31 2011	December 31 2010	January 1 2010
		$	$	$
Cash and cash equivalents	7	1,051,613	270,779	191,374
Gold bullion (market value $210,874;	8	96,795
December 31, 2010 – $140,551;			40,411
January 1, 2010– $108,749)				40,408
Common shares	21	2,308,633	2,255,498	2,201,528

The Company’s capital structure reflects the requirements of a company focused on growth in a capital intensive industry that experiences lengthy development lead times as well as risks associated with capital costs and timing of project completion. Factors affecting these risks, which are beyond the Company’s control, include the availability of resources, the issuance of necessary permits, costs of various inputs and the volatility of the gold price.

The adequacy of the Company’s capital structure is assessed on an ongoing basis and adjusted as necessary after taking into consideration the Company’s strategy, the forward gold and niobium prices, the mining industry, economic conditions and the associated risks. In order to maintain or adjust its capital structure, the Company may adjust its capital spending, adjust the amount of dividend distributions, issue new shares, purchase shares for cancellation pursuant to normal course issuer bids, extend its credit facility, issue new debt, repay existing debt if any, or purchase or sell gold bullion. There were no changes in the Company’s approach to capital management during the year. The Company has complied with its credit facility covenants.

The Company’s capital structure was modified during 2011 in support of the Company’s growth objectives. As disclosed in note 21, the Company issued flow-through shares in 2011 for gross proceeds of C$43,316,000 to fund prescribed resource expenditures on the Westwood project. In February 2012, the Company amended its credit facility agreement as described in note 19.

As disclosed in note 8, in 2011 the Company purchased additional gold bullion for a net amount of $54,731,000. On January 14, 2011, the Company paid the 2010 annual dividend of $0.08 per share totaling $29,828,000. On July 20, 2011, IAMGOLD paid a semi-annual dividend in the amount of $0.10 per share totaling $37,513,000. On December 9, 2011, IAMGOLD increased its annual dividend payment to $0.25 per share, resulting in a semi-annual dividend payment in the amount of $0.125 per share payable on January 5, 2012 of $46,988,000. In 2011, additional dividends of $11,713,000 were related to subsidiaries’ dividends to non-controlling interests (note 23).

In July 2011, IAMGOLD filed a renewal of its existing short form base shelf prospectus qualifying the distribution of securities of up to $1 billion (note 17(a)(i)).

IAMGOLD CORPORATION – 2011 CONSOLIDATED FINANCIAL STATEMENTS

(c)	Derivative gain (loss)

The derivative loss is included in Interest income, derivatives and other investment gains (note 27) in the consolidated statement of earnings.

	Note	2011	2010
Unrealized change in fair value of:		$	$
Derivative – Currency contracts	17(a)iii	(5,022)	-
Derivative – Oil contracts	17(a)iii	2,658	(1,093)
Derivative – Aluminum contracts	17(a)iii	(752)	(186)
Other (warrants held as investments and embedded derivatives)		892	3,428
Unrealized derivative gain (loss)		(2,224)	2,149
Realized gain (loss) on:
Derivative – Currency contracts	17(a)iii	(1,748)	(3,085)
Derivative – Oil contracts	17(a)iii	(263)	146
Derivative – Aluminum contracts	17(a)iii	(275)	79
Realized derivative loss		(2,286)	(2,860)
Derivative loss		(4,510)	(711)

18.	PROVISIONS

(a)	Asset retirement obligations

The following table presents the reconciliation of the liability for asset retirement obligations:

	2011	2010
	$	$
Balance, beginning of the year	187,421	119,213
Revision in estimated cash flows, timing of payments and discount rates:
– capitalized in mining assets	22,641	25,719
– expensed (related to closed sites)	23,048	40,979
Accretion expense – continuing operations	2,883	2,228
Accretion expense – discontinued operations	108	156
Disbursement – continuing operations	(2,781)	(3,258)
Disbursement – discontinued operations	(59)	(75)
Other	(1,756)	2,459
Discontinued operations – Mupane	(9,285)	-
Balance, end of the year	222,220	187,421
Less current portion	(6,366)	(4,511)
Non-current portion	215,854	182,910

The Company’s activities are subject to various laws and regulations regarding environmental restoration and closure provisions for which the Company estimates future costs. These provisions may be revised on the basis of amendments to such laws and regulations and the availability of new information, such as changes in reserves corresponding to a change in the mine life, acquisition or construction of a new mine. The Company makes full provision for the future cost of rehabilitating mine sites and related production facilities on a discounted basis on the development of mines or installation of those facilities.

As at December 31, 2011, the Company had letters of credit in the amount of $17,885,000 to guarantee asset retirement obligations.

IAMGOLD CORPORATION – 2011 CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2011, estimated undiscounted amounts of cash flows required to settle the obligations, expected timing of payments and the discount rate assumed in measuring the asset retirement obligations were as follows:

	Undiscounted Amounts Required	Expected Timing of Payments	Discount Rate
	$
Rosebel mine	48,649	2012–2032	1.3%
Essakane mine	22,701	2020–2034	0.7%
Doyon mine	116,534	2012–2041	0.5%
Sadiola mine (41%)	25,578	2012–2038	0.6%
Yatela mine (40%)	14,478	2012–2021	0.1%
Niobec mine	8,488	2012–2029	0.5%
Other Canadian sites	9,280	2012–2109	0.5%
	245,708

The schedule of estimated future disbursements for rehabilitation and for security deposits is as follows:

$
2012	6,395
2013	6,415
2014	8,088
2015	9,333
2016	3,747
2017 onwards	211,730
245,708

(b)	Termination benefits

Contractual termination benefits of $4,928,000 were recorded in 2008 for both the Doyon and Mouska mines in Canada. In 2009, the life of the Doyon mine was extended from May 2009 to December 2009 due to improved operating efficiencies. In addition, the Company approved a program to extend the life of the Mouska mine from 2009 into early 2012 through the use of paste backfill to extract additional ore. In 2011 and 2010, termination benefits provisions were adjusted due to mine life extension at the Mouska mine and the continued employment of certain Doyon mine employees at the Westwood and Essakane sites.

Liabilities relating to termination benefits for the closure of the Company’s Doyon and Mouska mines in Canada as of December 31, 2011, were as follows:

	December 31 2010	Termination Benefits Adjustments in 2011	Paid During 2011	Foreign Exchange Impact 2011	December 31 2011
	$	$	$	$	$
Doyon and Mouska	2,627	692	(542)	161	2,938

IAMGOLD CORPORATION – 2011 CONSOLIDATED FINANCIAL STATEMENTS

Liabilities relating to termination benefits for the closure of the Company’s Doyon and Mouska mines in Canada as of December 31, 2010, were as follows:

	January 1 2010	Termination Benefits Adjustments in 2010	Paid During 2010	Foreign Exchange Impact 2010	December 31 2010
	$	$	$	$	$
Doyon and Mouska	3,279	(550)	(220)	118	2,627

At December 31	2011	2010
	$	$
Current portion included in Accounts payable and accrued liabilities	466	2,357
Long-term portion included in Other non-current liabilities	2,472	270
	2,938	2,627

(c)	Provisions for litigation claims

By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events.

The Company is subject to various litigation actions, whose outcome could have an impact on its valuation should it be required to make payments to the plaintiffs. In-house counsel and outside legal advisors assess the potential outcome of the litigation and the Company establishes provisions for future disbursements required. As at December 31, 2011, the Company does not have any material provisions for litigation claims.

19.	CREDIT FACILITY

On March 25, 2010, the Company increased its $140,000,000 secured revolving credit facility to a $350,000,000 unsecured revolving credit facility. As at December 31, 2011 and 2010, no funds were drawn against this credit facility. The amended credit facility provides for an interest rate margin above LIBOR, BA, prime rate and Base rate advances which varies according to the total debt ratio. Fees related to the credit facility vary according to the total debt ratio. This credit facility is guaranteed by some of the Company’s subsidiaries. The maturity date of this amended credit facility is March 24, 2013 with a provision to extend the maturity date for a period of one year. The Company has complied with its credit facility covenants as at December 31, 2011.

On February 22, 2012, the Company amended and increased its $350,000,000 unsecured revolving credit facility to a four-year, $500,000,000 unsecured revolving credit facility. The key amendments include an increase in commitments, an increase in tenor, a reduction in borrowing costs and fees, and improved financing conditions. The maturity date of this amended credit facility is in February 2016 with a provision to extend the maturity date for a period of one year.

On April 23, 2010, the Company entered into a $50,000,000 revolving credit facility for the issuance of letters of credit. As at December 31, 2011, $17,885,000 in letters of credit were outstanding to guarantee certain asset retirement obligations. This revolving credit facility provides for a fixed interest rate charge of 0.35% per annum on utilized amounts and standby fees of 0.10% per annum for the unutilized portion of the facility. This revolving credit facility is guaranteed and secured by a Performance Security Guarantee underwritten by Export Development Canada (“EDC”). The maturity date of this new credit facility was April 22, 2011 with a provision to extend the maturity date for a period of one year. The Company has complied with its credit facility covenants as at December 31, 2011.

IAMGOLD CORPORATION – 2011 CONSOLIDATED FINANCIAL STATEMENTS

On February 22, 2012, the Company amended its revolving facility for the issuance of letters of credit as well as increasing the facility to $75,000,000. The amended revolving credit facility provides for a fixed interest rate charge of 0.25% per annum on utilized amounts and standby fees of 0.06% per annum for the unutilized portion of the facility. The maturity date of this credit facility is in April 2013 with a provision to extend the maturity date for a period of one year.

On February 22, 2012, Niobec Inc., a wholly-owned subsidiary of the Company, entered into a four-year $250,000,000 unsecured revolving credit facility to be used for general corporate requirements including working capital requirements and expansion of existing facilities of Niobec. The credit facility provides for an interest rate margin above LIBOR, BA prime rate and Base rate advances which varies according to the total debt ratio. Fees related to the credit facility vary according to the total debt ratio. This credit facility is guaranteed by the Company and some of the Company’s subsidiaries. The maturity date of this credit facility is in February 2016 with a provision to extend the maturity date for a period of one year.

Credit facility issue costs

Credit facility issue costs are capitalized in other long-term assets and the current portion is included in prepaid expenses. Amortisation is calculated on a straight-line basis over the term of the credit facility. The carrying value of credit facility issue costs at December 31, 2011 was $1,401,000 (2010 – $2,486,000).

20.	INCOME AND MINING TAXES

The components that give rise to deferred income and mining tax assets and liabilities are as follows:

	December 31 2011	December 31 2010	January 1 2010
	$	$	$
Deferred tax assets:
Other assets	26,589	23,750	3,718
Exploration and evaluation assets	10,367	2,073	36,441
Share issue costs	4,501	3,381	4,324
Non-capital losses	57,379	56,552	34,160
Net capital losses	-	642	474
Mining assets	16,227	1,234	20,098
Asset retirement obligations	30,343	12,403	7,626
Income tax benefit of mining duties	6,494	1,840	2,768
	151,900	101,875	109,609
Deferred tax liabilities:
Mining assets	(244,983)	(210,025)	(164,363)
Exploration and evaluation assets	(56,410)	(47,728)	(79,807)
Royalty interests	(15,908)	(16,059)	(31,134)
Other intangible assets	(1,617)	(1,920)	(3,014)
Mining duties	(23,979)	(7,651)	(9,610)
Contingencies	(18,105)	(14,847)	(13,136)
Available-for-sale assets	(6,980)	(6,171)	(2,617)
Other	(18,732)	(14,258)	(12,872)
	(386,714)	(318,659)	(316,553)
Net deferred income and mining tax liabilities	(234,814)	(216,784)	(206,944)

For Canadian income tax purposes, the Company has non-capital loss carry forwards of $212,944,000, net capital loss carry forward of $128,199,000, and exploration and development expenses of $212,590,000, which, subject to certain restrictions, may be used to reduce taxable income in the future.

The non-capital loss carry forwards begin to expire in 2026. The net capital loss carry forward may be carried forward indefinitely, but can only be used to reduce capital gains. The exploration and development expenses may be carried forward indefinitely.

IAMGOLD CORPORATION – 2011 CONSOLIDATED FINANCIAL STATEMENTS

The Company has not recognized tax benefits on a net capital loss carry forward of $101,052,000 and exploration and development expenses of $64,000,000. It is not probable that these deferred tax assets will be realized in the future.

Governmental assistance, in the form of a Quebec refundable credit, has reduced the amount capitalized for exploration expenditures by approximately $12,700,000 (2010 – $11,500,000).

The Company has not recognized tax benefits on losses or other deductible amounts generated in countries where the probable criteria for the recognition of deferred tax assets has not been met. Consequently, deferred tax assets have not recognized on the loss carry forwards and other deductible amounts of $220,041,000 in these jurisdictions as it is not probable that the deferred tax asset will be realized in the future.

The Company has not recognized a deferred tax liability on temporary differences of $1,304,361,000 (2010 – $745,386,000) related to investments in subsidiaries and joint ventures because the Company can control the reversal of the temporary differences and the temporary differences are not expected to reverse in the foreseeable future.

The Company designates all dividends paid to its shareholders to be eligible dividends.

The income and mining tax expense (benefit) differs from the amount that would have been computed by applying the combined Canadian federal and provincial statutory income tax rate of 28.4% in 2011 (31% in 2010) to earnings from continuing operations before income and mining taxes.

The reasons for the differences are as follows:

Years ended December 31	2011	2010
	$	$
Earnings from continuing operations before income and mining taxes	648,990	371,425

Income tax provision calculated using the combined Canadian federal and provincial statutory income tax rate	184,313	115,142
Increase (reduction) in income and mining taxes resulting from:
Earnings not subject to taxation	(1,081)	-
Earnings in foreign jurisdiction subject to different tax rates	(5,718)	890
Tax benefits not recognized	9,572	15,046
Provincial mining duty tax	7,181	2,724
Non-deductible expenses	12,768	9,550
Non-resident withholding taxes	4,513	1,411
Foreign exchange related to income taxes	8,410	1,129
Change in enacted tax rates	5,465	(5,052)
Flow-through shares	6,492	5,865
Under (over) provided in prior periods	(6,125)	(2,105)
Other	(4,794)	(6,309)
Total income and mining tax expense	220,996	138,291

The effective tax rate for the years ended December 31, 2011 and 2010 was 34% and 37%, respectively. The change in the effective tax rate was primarily attributable to the geographical mix of income, fluctuations in exchange rates for foreign currency, the impact of foreign exchange on the tax basis on non-monetary assets, and the non-recognition of tax benefits.

IAMGOLD CORPORATION – 2011 CONSOLIDATED FINANCIAL STATEMENTS

The income tax expense (benefit) on other comprehensive income is made up of the following components:

Years ended December 31	Note	2011	2010
		$	$
Change in fair value of available-for-sale financial assets	17(a)(iii)	1,886	5,044
Reversal of unrealized gain on sale and impairment of available-for-sale financial assets	17(a)(iii)	(911)	(2,724)
Other		(327)	(424)
Total income tax expense related to other comprehensive income		648	1,896
The income and mining tax expense (benefit) is made up of the following components:
Years ended December 31		2011	2010
		$	$
Current:
Federal and provincial income tax		1,266	-
Provincial mining taxes		1,560	765
Foreign income tax		191,907	132,881
		194,733	133,646
Deferred:
Federal and provincial income tax – origination and reversal of temporary differences		(4,863)	(3,016)
Provincial mining taxes – origination and reversal of temporary differences		9,535	1,959
Foreign income tax – origination and reversal of temporary differences		16,126	10,754
Change in tax rate or imposition of new taxes		5,465	(5,052)
		26,263	4,645
Total income and mining tax expense		220,996	138,291

IAMGOLD CORPORATION – 2011 CONSOLIDATED FINANCIAL STATEMENTS

The 2011 movement for deferred income taxes may be summarized as follows:

	December 31, 2010	Statement of earnings	Other comprehensive income	Other	December 31, 2011
Deferred tax assets:	$	$	$	$	$
Other assets	23,750	2,512	327	-	26,589
Exploration and evaluation assets	2,073	8,294	-	-	10,367
Share issue costs	3,381	1,120	-	-	4,501
Non-capital losses	56,552	827	-	-	57,379
Net capital losses	642	(642)	-	-	-
Mining assets	1,234	14,993	-	-	16,227
Asset retirement obligations	12,403	17,940	-	-	30,343
Income tax benefit on mining duties	1,840	4,654	-	-	6,494

Deferred tax liabilities:
Mining assets	(210,025)	(34,958)	-	-	(244,983)
Exploration and evaluation assets	(47,728)	(8,682)	-	-	(56,410)
Royalty interests	(16,059)	151	-	-	(15,908)
Other intangible assets	(1,920)	303	-	-	(1,617)
Mining duties	(7,651)	(16,328)	-	-	(23,979)
Contingencies	(14,847)	(3,258)	-	-	(18,105)
Available-for-sale assets	(6,171)	166	(975)	-	(6,980)
Other	(14,258)	(13,355)	-	8,881	(18,732)
	(216,784)	(26,263)	(648)	8,881	(234,814)

The 2010 movement for deferred income taxes may be summarized as follows:
	January 1, 2010	Statement of earnings	Other comprehensive income	Other	December 31, 2010
Deferred tax assets:	$	$	$	$	$
Other assets	3,718	19,608	424	-	23,750
Exploration and evaluation assets	36,441	(34,368)	-	-	2,073
Share issue costs	4,324	(943)	-	-	3,381
Non-capital losses	34,160	22,392	-	-	56,552
Net capital losses	474	168	-	-	642
Mining assets	20,098	(18,864)	-	-	1,234
Asset retirement obligations	7,626	4,777	-	-	12,403
Income tax benefit on mining duties	2,768	(928)	-	-	1,840

Deferred tax liabilities:
Mining assets	(164,363)	(45,662)	-	-	(210,025)
Exploration and evaluation assets	(79,807)	32,079	-	-	(47,728)
Royalty interests	(31,134)	15,075	-	-	(16,059)
Other intangible assets	(3,014)	1,094	-	-	(1,920)
Mining duties	(9,610)	1,959	-	-	(7,651)
Contingencies	(13,136)	(1,711)	-	-	(14,847)
Available-for-sale assets	(2,617)	(1,234)	(2,320)	-	(6,171)
Other	(12,872)	1,913	-	(3,299)	(14,258)
	(206,944)	(4,645)	(1,896)	(3,299)	(216,784)

IAMGOLD CORPORATION – 2011 CONSOLIDATED FINANCIAL STATEMENTS

21.	SHARE CAPITAL

(a)	Authorized

Unlimited first preference shares, issuable in series.

Unlimited second preference shares, issuable in series.

Unlimited common shares.

(b)	Issued and outstanding common shares

	Note	2011	2010
		Number of shares	Number of shares

Outstanding, beginning of year		372,849,289	368,887,211
Issuance of flow-through shares	21(c)	1,700,000	1,978,064
Exercise of warrants		-	160,000
Exercise of options	22(a)	1,311,627	1,751,303
Issuance of shares for share-based payments	22(b)(c)	57,739	72,711
Outstanding, end of the year		375,918,655	372,849,289

(c)	Issuance of flow-through common shares

Flow-through common shares require the Company to incur an amount equivalent to the proceeds of the issue on prescribed resource expenditures in accordance with the applicable tax legislation. The proceeds from the flow-through common shares fund prescribed resource expenditures on the Westwood project.

In February 2011, IAMGOLD entered into an agreement for a private placement of flow-through common shares. The issuance of 1,700,000 common shares at a price of C$25.48 per share raised gross proceeds of $43,281,000 (C$43,316,000).

In 2010, the Company issued 1,575,000 flow-through common shares in March 2010 at C$20.00 per share with gross proceeds of $29,706,000 (C$31,500,000) in addition to 403,064 flow-through common shares in September 2010 at C$24.81 per share with gross proceeds of $9,394,000 (C$10,000,000).

As at December 31, 2011, the Company had applied the entire flow-through common share proceeds raised to eligible expenditures.

Flow-through common shares were recognized in equity based on the quoted price of the existing shares on the date of the issue less issuance costs for $34,618,000 in 2011 (2010 – $29,582,000). The difference between the amount recognized in common shares and the amount the investor paid for the shares (2011 – $6,892,000; 2010 – $8,249,000) was recognized in amortisation of gain related to flow-through shares (included in interest income, derivatives and other investment gains) (note 27).

IAMGOLD CORPORATION – 2011 CONSOLIDATED FINANCIAL STATEMENTS

(d)	Earnings per share

Basic earnings per share computation

Years ended December 31	2011	2010
	$	$
Numerator:
Net earnings from continuing operations attributable to equity shareholders of the Company	391,344	215,910
Net earnings attributable to equity shareholders of the Company	806,664	262,621
Denominator:	Number	Number
Weighted average number of common shares (basic)	374,946,713	371,391,919
	$/share	$/share
Basic earnings from continuing operations attributable to equity shareholders of the Company per share	1.04	0.58
Basic earnings attributable to equity shareholders of the Company per share	2.15	0.71
Diluted earnings per share computation
Years ended December 31	2011	2010
Denominator:	Number	Number
Weighted average number of common shares (basic)	374,946,713	371,391,919
Dilutive effect of employee share options	1,443,903	1,777,066
Dilutive effect of share bonus plan and employee deferred share plan	120,968	86,219
Dilutive effect of employees performance share units	8,868	-
Weighted average number of common shares (diluted)	376,520,452	373,255,204
	$/share	$/share
Diluted earnings from continuing operations attributable to equity shareholders of the Company per share	1.04	0.58
Diluted earnings attributable to equity shareholders of the Company per share	2.14	0.70
Equity instruments excluded from the computation of diluted earnings per share which could be dilutive in the future were as follows:
	2011	2010
	Number	Number
Share options	942,972	553,856
Performance share units	4,306	-
	947,278	553,856

IAMGOLD CORPORATION – 2011 CONSOLIDATED FINANCIAL STATEMENTS

22.	SHARE-BASED PAYMENTS

The amount recorded in earnings in the year is as follows:

Years ended December 31	2011	2010
	$	$
Share option plan	4,257	7,119
Deferred share plan	1,281	247
Share bonus plan	582	323
Share-based payments for continuing operations	6,120	7,689
Share-based payments for discontinued operations	157	-
	6,277	7,689

(a)	Share option plan

The Company has a comprehensive share option plan for its full-time employees, directors and officers. The options vest over three or five years and expire no later than 10 years from the grant date.

As at December 31, 2011, the total number of shares reserved for the grants of share options was 20,257,401. As of December 31, 2011, 7,093,521 shares remain in reserve of which 3,516,786 are outstanding and 3,576,735 are unallocated.

A summary of the status of the Company’s share option plan as of December 31, 2011 and 2010 and changes during the two years then ended is presented below. All exercise prices are denominated in Canadian dollars. The exchange rates at December 31, 2011 and 2010, between U.S. dollar and Canadian dollar were C$1.0203/U.S.$ and C$0.9999/U.S.$ respectively.

Years ended December 31		2011		2010
	Options	Weighted Average Exercise Price (C$)	Options	Weighted Average Exercise Price (C$)
Outstanding, beginning of year	4,732,649	11.31	5,413,233	9.75
Granted	722,416	19.27	1,286,689	14.56
Exercised	(1,311,627)	9.83	(1,751,303)	9.02
Forfeited	(600,792)	12.64	(215,970)	10.26
Outstanding, end of the year	3,542,646	13.25	4,732,649	11.31
Exercisable, end of the year	1,588,891	11.50	1,514,835	10.88

The following table summarises information relating to share options outstanding at December 31, 2011:

Range of Prices C$/share	Number outstanding	Weighted Average Remaining Contractual Life - years	Weighted Average Exercise Price C$/share
5.01–10.00	905,060	1.2	6.96
10.01–15.00	1,493,814	2.5	12.50
15.01–20.00	936,285	5.4	18.49
20.01–25.00	201,487	5.9	22.37
25.01–27.00	6,000	5.2	26.25
	3,542,646	3.1	13.25

IAMGOLD CORPORATION – 2011 CONSOLIDATED FINANCIAL STATEMENTS

The following are the weighted average inputs to the Black-Scholes model used in determining fair value for options granted in 2011. The estimated fair value of the options is expensed over their vesting period of five years.

	2011	2010
Weighted average risk-free interest rate	2%	2%
Weighted average volatility	45%	60%
Weighted expected dividend yield	0.45%	0.43%
Weighted average expected life of options issued (years)	5.0	3.95
Weighted average grant-date fair value (C$ per share)	7.71	6.54
Weighted average share price at grant date (C$ per share)	19.23	14.32
Weighted average exercise price (C$ per share)	19.27	14.56

Expected volatility is estimated by considering historic average share price volatility based on the average expected life of the options.

(b)	Other share-based payment plans

i.	Reserves

Share bonus plan

The Company has a share bonus plan for employees and directors with a maximum allotment of 600,000 common shares. As of December 31, 2011, 308,303 shares remained in reserve of which 182,259 are outstanding and 126,044 are unallocated.

A summary of the status of the Company’s restricted share units issued under the share bonus plan reserve and changes during the year is presented below.

Years ended December 31	2011	2010
	Number	Number
Outstanding, beginning of year	12,500	37,500
Granted	185,731	-
Issued	(11,750)	(25,000)
Forfeited	(4,222)	-
Outstanding, end of the year	182,259	12,500

A summary of the status of the Company’s director share bonus issued under the share bonus plan reserve and changes during the year is presented below.

Years ended December 31	2011	2010
	Number	Number
Outstanding, beginning of year	-	-
Granted	11,500	16,000
Issued	(11,500)	(16,000)
Outstanding, end of the year	-	-

Deferred share plan

The Company has a deferred share plan for employees whereby a maximum of 500,000 common shares may be awarded. As of December 31, 2011, 402,427 shares remained in reserve of which 308,541 are outstanding and 93,886 are unallocated.

A summary of the status of the Company’s restricted share units issued under the deferred share plan reserve and changes during the year is presented below.

IAMGOLD CORPORATION – 2011 CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31	2011	2010
	Number	Number
Outstanding, beginning of year	137,417	95,125
Granted	170,602	75,000
Issued	(34,488)	(31,708)
Forfeited	(27,428)	(1,000)
Outstanding, end of the year	246,103	137,417

A summary of the status of the Company’s performance share units issued under the deferred share plan reserve and changes during the year is presented below.

Years ended December 31	2011	2010
	Number	Number
Outstanding, beginning of year	-	-
Granted	74,639	-
Forfeited	(12,201)	-
Outstanding, end of the year	62,438	-

ii.	Summary of Awards

Restricted share units: Executive officers and certain employees are granted restricted share units from the deferred share plan reserve or share bonus plan reserve on an annual basis.

Restricted share units granted in 2010 and prior vest equally over three or four years, have no restrictions upon vesting and are equity settled. There are no cash settlement alternatives and no vesting conditions other than service.

Starting in 2011, restricted share unit grants vest after thirty-five months, have no restrictions upon vesting and are equity settled. There are no cash settlement alternatives and no vesting conditions other than service.

Restricted share units are granted to employees based on performance objectives and criteria determined on an annual basis based on guidelines established by the Compensation Committee of the Board of Directors. The amount of shares granted is determined as part of the employees’ overall compensation.

The following are the weighted average inputs to the Black-Scholes model used in determining fair value for restricted share units granted in 2011 and 2010. The estimated fair value of the awards is expensed over their vesting period.

	2011	2010
Risk-free interest rate	1%	2%
Volatility	43%	60%
Dividend yield	0.76%	0.33%
Weighted average expected life of units issued (years)	2.9	3.0
Weighted average grant-date fair value (C$ per share)	20.23	19.16
Weighted average share price at grant date (C$ per share)	20.65	19.35

Expected volatility is estimated by considering historic average share price volatility adjusted for market fluctuations.

Performance share units: Starting in 2011, executive officers and senior employees are granted on an annual basis, performance share units from the deferred share plan based on performance objectives and criteria determined on an annual basis and as per guidelines established by the Compensation Committee of the Board of Directors. The amount of performance share units granted is determined as part of the executive officers and senior employees’ overall compensation. The performance share units vest after thirty-five months provided the Compensation Committee determines certain corporate performance targets are achieved and the service conditions are met.

IAMGOLD CORPORATION – 2011 CONSOLIDATED FINANCIAL STATEMENTS

Director Share Bonus: Independent directors receive 500 shares on a quarterly basis from the share bonus plan reserve for the first three quarters of 2011. The shares vest immediately and have no restrictions upon issue. As of the fourth quarter of 2011, director share based compensation was increased to a specific dollar value for the year to be awarded in shares or cash equivalent as per the Compensation Committee recommendation and Board decision effective October 1, 2011. This increase was retroactive for all of 2011.

(c)	Share purchase plan

The Company has a share purchase plan for employees with more than three months of continuous service. Participants determine their contribution as a whole percentage of their base salary from 1% to 10%. The Company matches 75% of the first 5% of employee contributions, to a maximum of 3.75% of the employee’s salary, towards the purchase of shares on the open market. No shares are issued from treasury under the current purchase plan. The Company’s contribution is expensed and is considered vested at the end of the day on December 31 of each calendar year.

23.	DIVIDENDS

On December 9, 2011, IAMGOLD increased its annual dividend payment to $0.25 per share, resulting in a semi-annual dividend payment in the amount of $0.125 per share payable on January 5, 2012 of $46,988,000. In addition, subsidiaries’ dividends to non-controlling interests totaled $11,713,000 in 2011.

	2011	2010
	$	$
Dividend to IAMGOLD’s shareholders:
$0.08 per common share, paid in January 2011	-	29,828
$0.10 per common share, paid in July 2011	37,513	-
$0.125 per common share, paid in January 2012	46,988	-
	84,501	29,828
Subsidiaries’ dividends to non-controlling interests	11,713	8,673
	96,214	38,501

24.	MINING COSTS

Mining costs include mine production, transport and smelter processing costs, royalty expenses, applicable site administrative costs, applicable stripping costs and other related costs, changes in estimates of asset retirement obligations at closed sites, as well as depreciation, depletion and amortisation.

Years ended December 31	Note	2011	2010
		$	$
Operating costs – mines		683,517	473,030
Royalties		80,963	44,701
Total operating costs – mines		764,480	517,731
Inventory movements		(26,589)	(24,532)
Mining costs excluding depreciation, depletion and amortisation		737,891	493,199
Depreciation, depletion and amortisation		153,879	115,177
Changes in estimates of asset retirement obligations at closed sites	18(a)	23,048	40,979
Mining costs		914,818	649,355

IAMGOLD CORPORATION – 2011 CONSOLIDATED FINANCIAL STATEMENTS

25.	GENERAL AND ADMINISTRATIVE EXPENSES

Years ended December 31	Note	2011	2010
		$	$
Salaries		24,453	23,830
Director fees and expenses		1,914	985
Professional and consulting fees		9,011	8,026
Other administration costs		9,830	6,758
		45,208	39,599
Share-based payments	22	6,120	7,689
Depreciation		2,918	1,430
General and administrative expenses		54,246	48,718

26.	FINANCE COSTS

Years ended December 31	2011	2010
	$	$
Credit facility fees	3,918	3,680
Accretion expense	2,883	2,228
Other	330	72
	7,131	5,980

27.	INTEREST INCOME, DERIVATIVES AND OTHER INVESTMENT GAINS (LOSSES)

Years ended December 31	Note	2011	2010
		$	$
Interest income		1,799	193
Gain on sale of gold bullion	8	1,412	-
Gain on sale of marketable securities	17(a)(iii)	8,912	21,042
Impairment of marketable securities	17(a)(iii)	(1,643)	-
Gain on sale of assets		14,561	3,557
Gain on sale on the La Arena project	5	10,517	-
Derivative loss	17(c)	(4,510)	(711)
Amortisation of gain related to flow-through shares	21(c)	6,892	8,249
Other		(304)	(831)
		37,636	31,499

28.	CASH FLOW ITEMS

(a)	Adjustments for other non-cash items

Years ended December 31	Note	2011	2010
		$	$
Share-based payments	22	6,120	7,689
Gain on sale of marketable securities	27	(8,912)	(21,042)
Impairment of marketable securities	27	1,643	-
Gain on sale of assets	27	(25,078)	(3,557)
Derivative loss	27	4,510	711
Amortisation of gain related to flow-through shares	27	(6,892)	(8,249)
Unrealized foreign exchange loss and other		5,034	9,074
Share of net loss from investments in associates (net of income tax)		1,635	-
		(21,940)	(15,374)

IAMGOLD CORPORATION – 2011 CONSOLIDATED FINANCIAL STATEMENTS

(b)	Adjustments for cash items within operating activities

Years ended December 31	Note	2011	2010
		$	$
Disbursement related to asset retirement obligations	18(a)	(2,781)	(3,258)
Settlement of derivatives		(4,695)	(4,885)
Disbursement related to termination benefits	18(b)	(542)	(220)
Other		(282)	(216)
		(8,300)	(8,579)

(c)	Movements in non-cash working capital items and long-term ore stockpiles

Years ended December 31	2011	2010
	$	$
Receivables and other non-current assets	(47,836)	20,352
Inventories and non-current ore stockpiles	(65,666)	(73,697)
Accounts payable and accrued liabilities	49,595	7,817
	(63,907)	(45,528)

(d)	Other investing activities

Years ended December 31	2011	2010
	$	$
Purchase of short-term investments	(169,887)	-
Cash received upon maturity of short-term investments	169,887	-
Acquisition of investments	(50,764)	(5,936)
Proceeds from sale of investments	11,175	29,659
Acquisition of gold bullion	(56,791)	-
Disposal of gold bullion	2,060	-
Restricted cash	(1,244)	-
Net disposal (acquisition) of other assets	610	(1,452)
	(94,954)	22,271

(e)	Net proceeds from disposals of non-core assets

Years ended December 31	Note	2011	2010
		$	$
Disposal of the La Arena project	5	48,847	-
Disposal of Tarkwa and Damang mines	6(a)	667,000	-
Disposal of the Mupane mine	6(b)	6,559	-
Disposal of the Magistral royalty interest	15(b)	15,000	-
Net cash from disposals		737,406	-

29.	IMPAIRMENT

(a)	Impairment testing for cash-generating units containing goodwill

The Company performs impairment testing on an annual basis and more frequently when there are indicators of impairment. The most recent test was undertaken at December 31, 2011. Goodwill acquired through business combinations has been allocated to cash-generating units (“CGU”) at a reportable segment level for impairment testing. There are two CGUs for which goodwill has been allocated, Suriname gold operations, and the Doyon division (note 14).

IAMGOLD CORPORATION – 2011 CONSOLIDATED FINANCIAL STATEMENTS

The fair value less costs to sell (“FVLCS”) was calculated using a discounted cash flow methodology taking account of assumptions that would be made by market participants. Cash flows are for periods up to the date that mining is expected to cease and is based on management best estimates. The periods covered are 18 years for Rosebel, and 20 years for the Doyon division. The length of the period depends on a number of variables including recoverable reserves and resources, expansion plans and the forecasted selling prices for such production.

The models are most sensitive to assumptions on recoverable reserves and resources, expected realized metal prices, discount rates and capital expenditures.

Economically recoverable reserves and resources represent management’s expectations at the time of completing the impairment testing, based on reserves and resource statements and exploration and evaluation work undertaken by appropriately qualified persons.

Long-term realized gold prices were determined by reference to external market consensus forecasts as of December 31, 2011. The long-term gold price assumption was $1,225 per ounce.

Discount rates utilized represent real pre-tax rates and range between 3.75% and 9.00% including country and project risks. These rates were based on the weighted average cost of capital specific to each CGU and the currency of the cash flows generated. The weighted average cost of capital reflects the current market assessment of the time value of money, equity market volatility and the risks specific to the CGU for which cash flows have not already been adjusted. These rates were calculated with reference to market information from third-party advisors.

The Company believes that long-term gold price is the only key assumption where a reasonably possible change could occur to amend the conclusions of the impairment testing. A change in the long-term gold price would have an associated beneficial impact on input costs which would, to a certain extent, offset the impact of the change in the long-term gold price. In addition, a material change in gold price would cause the Company to review its mine plan and future capital expenditures and expansion plans accordingly. The possible effects of a change in any single assumption may not fairly reflect the impact on a CGU’s fair value as the assumptions are inextricably linked.

(b)	Impairment charges

There were no impairment charges for long-lived assets and goodwill accounted for in 2011 and 2010.

30.	COMMITMENTS AND CONTINGENCIES

(a)	Quimsacocha Project in Ecuador

In November 2009, detailed mining and environmental regulations relating to the Ecuadorian mining law passed in February 2009 were completed and approved by the President of Ecuador. The Company has obtained requisite permits and authorization to advance feasibility work at the Quimsacocha project in Ecuador. The Company is also closely following the progress of mining contract negotiations involving three projects in Ecuador, which may serve to clarify certain key fiscal and other items.

Assessment of the project’s financial viability continues as the Company works to clarify key fiscal and other applicable dimensions. The Company continues to assess whether the government’s position in contract negotiations offer sufficient flexibility, clarity and certainty to allow advancement of the project. At December 31, 2011, the carrying value of the Quimsacocha project included in exploration and evaluation assets was $26,923,000.

(b)	Camp Caiman Project in French Guiana

Following the French government’s decision not to issue a mining permit for the Camp Caiman project in 2008, the Company initiated two distinct legal actions in 2009 at the Administrative Tribunal in French Guiana: the first one challenging the legality of the French government’s decision (the ‘Permitting Appeal’); and the second one seeking compensation in the amount of €275,000,000 for damages resulting from that decision (the “Compensation Claim”).

IAMGOLD CORPORATION – 2011 CONSOLIDATED FINANCIAL STATEMENTS

Under the Permitting Appeal, the Administrative Tribunal stayed the government’s decision in 2010 and ordered the government to issue a more reasoned permitting decision on the Camp Caiman project.

Later that same year, the French government again decided not to issue a mining permit for the Camp Caiman project providing more detailed reasons this time, and the Company subsequently filed a new appeal of this second decision in the fourth quarter of 2010 (the “Second Permitting Appeal”).

On February 2, 2012, the Administrative Tribunal held a hearing regarding both the Second Permitting Appeal and the Compensation Claim, and on February 16, 2012, dismissed both of the Company’s actions. The Company may appeal the Administrative Tribunal’s decision.

The Camp Caiman project is carried at zero value and no amounts have been accrued in the financial statements relating to the above proceedings. In 2009, the Company recorded a non-cash impairment of $88,814,000 for the net carrying value of the project, including $28,239,000 of goodwill.

(c)	Royalty expenses

Production from certain mining operations is subject to third party royalties (included in mining costs) based on various methods of calculation summarised as follows:

Years ended December 31	2011	2010
	$	$
Rosebel (1)	35,715	26,363
Essakane (2)	30,243	4,538
Mouska (3)	904	966
Sadiola (4)	11,330	8,601
Yatela (4)	2,771	4,233
Total included in mining costs	80,963	44,701

(1)

2% in-kind royalty per ounce of gold production and price participation of 6.5% on the amount exceeding a market price of $425 per ounce when applicable, using for each calendar quarter the average of the market prices determined by the London Bullion Market, P.M. Fix.

0.25% of all minerals produced at Rosebel payable to a charitable foundation for the purpose of promoting local development of natural resources within Suriname.

10% of the excess, if any, of the average quarterly market price above $300 per ounce for gold production from the soft and transitional rock portions and above $350 per ounce from the hard rock portion of the Rosebel property, after commencement of commercial production, and in each case, after deducting a fixed royalty of 2% of production in-kind, up to a maximum of 7,000,000 ounces produced. In 2008, IAMGOLD acquired 84.55% of outstanding shares of EURO Ressources S.A., the owner of this participation right royalty. The resulting mining asset is being depreciated over the reserves and resources of the Rosebel mine.

(2)

In 2010, 3% of gold sold applied to the gold market price the day before shipment. Starting January 1, 2011, the royalty is calculated using a percentage of gold sold applied to the gold market price the day before shipment; the royalty percentage varies according to the gold market price: 3% if the gold market price is lower or equal to $1,000 per ounce, 4% if the gold market price is between $1,000 and $1,300 per ounce, or 5% if the gold market price is above $1,300 per ounce.

(3)	Two royalties of 0.2% and 2.0% respectively of gold production.

(4)	A royalty of 3% of revenue and a royalty of 3% of the net amount of sales less refining and treatment charges.

IAMGOLD CORPORATION – 2011 CONSOLIDATED FINANCIAL STATEMENTS

(d)	Management fees

Years ended December 31	2011	2010
	$	$
Joint ventures:
Sadiola (1% of revenues)	1,890	1,435
Yatela (1% of revenues)	462	706
Total management fees included in mining costs	2,352	2,141

(e)	Capital commitments

	December 31 2011	December 31 2010
	$	$
Capital commitments (excluding those related to joint ventures)
Contracted capital expenditures	67,965	32,152
Purchase obligations	105,442	15,302
Operating leases	7,223	5,869
Capital commitments related to joint ventures (IAMGOLD share)
Contracted capital expenditures	4,421	-
Purchase obligations	31,896	25,878

		Payments Due by Period
At December 31, 2011	Total	Less than 1 Year	2–3 Years	4–5 Years	After 5 Years
	$	$	$	$	$
Contracted capital expenditures	72,386	71,699	687	-	-
Purchase obligations	137,338	127,658	6,841	2,839	-
Operating leases	7,223	3,250	2,429	1,544	-

31.	RELATED PARTY TRANSACTIONS

There were no material related party transactions in 2011 and 2010.

Compensation of key management personnel

Compensation for key management personnel, comprising of the Company’s directors and executive officers, are as follows:

Years ended December 31	2011	2010
	$	$
Salaries and other benefits(a)	9,267	8,709
Termination benefits	91	2,309
Share-based payments	3,218	3,451
	12,576	14,469

(a)	Salaries and other benefits include amounts paid to directors.

IAMGOLD CORPORATION – 2011 CONSOLIDATED FINANCIAL STATEMENTS

32.	SEGMENTED INFORMATION

The Company’s gold mine segment is divided into geographic segments, as follows:

—	Suriname:
–	Rosebel mine

—	Burkina Faso:
–	Essakane mine

—	Canada:
–	Doyon division including the Mouska mine and the Westwood project

—	Mali:
–	Joint venture in the Sadiola mine (41%)
–	Joint venture in the Yatela mine (40%)

The Company’s segments also include non-gold activities divided into the following segments:

—	Niobium, for the Niobec mine located in Canada,

—	Exploration and evaluation,

—	Corporate which also includes royalty interests located in Canada and the investment in associate (Galane) (note 11).

—	Discontinued operations (note 6):
–	Botswana, Mupane mine

–	Investments in associates in the Tarkwa and Damang mines (18.9%).

IAMGOLD CORPORATION – 2011 CONSOLIDATED FINANCIAL STATEMENTS

  Year ended December 31, 2011

	Gold Mines
	Suriname	Burkina Faso	Canada	Mali	Total
	$	$	$	$	$
Revenues	608,165	590,087	52,275	235,195	1,485,722
Depreciation, depletion and amortisation	51,605	69,984	953	5,365	127,907
Exploration expenses	371	4,416	7,501	4,761	17,049
Interest income	-	-	-	-	-
Interest expense	133	227	146	-	506
Gain on sale of assets, marketable securities, and other	-	(4,726)	(11,017)	-	(15,743)
Net earnings (loss)	246,627	262,639	(17,257)	37,674	529,683
Expenditures for mining assets and capitalized exploration and evaluation	72,705	104,544	129,309	24,266	330,824
Decrease to goodwill	-	-	-	-	-

At December 31, 2011:
Total non-current assets	633,690	787,865	493,039	109,619	2,024,213
Total assets	833,421	955,503	532,285	182,676	2,503,885
Total liabilities	237,837	143,558	131,839	92,855	606,089

	Total Gold Mines	Niobium	Exploration and Evaluation	Corporate	Subtotal	Discontinued Operations	Total
	$	$	$	$	$	$	$
Revenues	1,485,722	177,771	-	9,694	1,673,187	-	1,673,187
Depreciation, depletion and amortisation	127,907	18,974	370	9,546	156,797	-	156,797
Exploration expenses	17,049	-	56,277	-	73,326	-	73,326
Interest income	-	-	35	1,764	1,799	-	1,799
Interest expense	506	(8)	-	3,750	4,248	-	4,248
Gain on sale of assets, marketable securities, and other (note 27)	(15,743)	37	3,078	52,975	40,347	-	40,347
Share of net loss from investments in associates (net of income tax)	-	-	-	(1,635)	(1,635)	-	(1,635)
Net earnings (loss)	529,683	30,989	(46,812)	(85,866)	427,994	415,320	843,314
Expenditures for mining assets and capitalized exploration and evaluation	330,824	61,333	2,987	-	395,144	4,328	399,472
Decrease to goodwill	-	-	(11,289)	-	(11,289)	-	(11,289)

At December 31, 2011:
Total non-current assets	2,024,213	423,577	31,118	327,360	2,806,268	-	2,806,268
Total assets	2,503,885	476,719	44,354	1,324,764	4,349,722	-	4,349,722
Total liabilities	606,089	145,256	3,081	66,381	820,807	-	820,807

IAMGOLD CORPORATION – 2011 CONSOLIDATED FINANCIAL STATEMENTS

  Year ended December 31, 2010

	Gold Mines
	Suriname	Burkina Faso	Canada	Mali	Total
	$	$	$	$	$
Revenues	517,406	154,574	45,943	214,082	932,005
Depreciation, depletion and amortisation	52,115	22,398	-	12,503	87,016
Exploration expenses	300	1,078	4,450	2,415	8,243
Interest income	-	-	-	-
Interest expense	-	-	340	-	340
Gain on sale of assets, marketable securities and other	-	-	(1,967)	(26)	(1,993)
Net earnings (loss)	180,712	50,616	(26,358)	43,180	248,150
Expenditures for mining assets and capitalized exploration and evaluation	51,642	128,424	103,270	10,895	294,231
Increase to goodwill	-	-	-	-	-

At December 31, 2010:
Total non-current assets	597,752	730,670	472,745	83,935	1,885,102
Total assets	732,319	874,011	494,512	151,095	2,251,937
Total liabilities	203,194	80,908	107,651	63,696	455,449

	Total Gold Mines	Niobium	Exploration and Evaluation	Corporate	Subtotal	Discontinued operations	Total
	$	$	$	$	$	$	$
Revenues	932,005	158,654	-	6,413	1,097,072	-	1,097,072
Depreciation, depletion and amortisation	87,016	19,461	258	9,872	116,607	-	116,607
Exploration expenses	8,243	-	37,627	-	45,870	-	45,870
Interest income	-	-	16	177	193	-	193
Interest expense	340	52	-	3,360	3,752	-	3,752
Gain on sale of assets, marketable securities and other (note 27)	(1,993)	314	3,758	29,938	32,017	-	32,017
Net earnings (loss)	248,150	39,377	(15,026)	(39,367)	233,134	46,711	279,845
Expenditures for mining assets and capitalized exploration and evaluation	294,231	65,867	8,569	-	368,667	3,459	372,126
Increase to goodwill	-	-	-	-	-	-	-

At December 31, 2010:
Total non-current assets	1,885,102	379,479	105,090	189,975	2,559,646	273,705	2,833,351
Total assets	2,251,937	421,882	107,886	350,172	3,131,877	299,228	3,431,105
Total liabilities	455,449	62,018	15,675	109,963	643,105	29,879	672,984

IAMGOLD CORPORATION – 2011 CONSOLIDATED FINANCIAL STATEMENTS

33.	TRANSITION TO IFRS

As stated in note 2(a), these are the Company’s first consolidated financial statements prepared in accordance with IFRS. Adoption of IFRS requires the Company to make certain accounting policy choices, and disclose the expected impact on the Company’s financial position and financial performance. The Company adopted IFRS in accordance with IFRS 1, First-Time Adoption of International Financial Reporting Standards. In accordance with IFRS, the Company applied certain optional exemptions and certain mandatory exceptions as applicable for first-time IFRS adopters.

The accounting policies set out in note 3 have been applied in preparing the consolidated financial statements for the year ended December 31, 2011, the comparative information presented in these consolidated financial statements for the year ended December 31, 2010, and in the preparation of the opening IFRS consolidated balance sheet at January 1, 2010 (the Company’s transition date).

In preparing its opening IFRS consolidated balance sheet, and comparative consolidated financial statements in 2010, the Company has adjusted amounts reported previously in financial statements prepared in accordance with previous Canadian generally accepted accounting principles (“GAAP”). An explanation of how the transition from previous Canadian GAAP to IFRS has affected the Company’s financial position, financial performance and cash flows is set out in the following tables and the notes that accompany the tables.

(a)	Reconciliation of consolidated equity at January 1, 2010 and December 31, 2010

The following table presents the impact on shareholders’ equity.

	January 1, 2010	December 31, 2010
	$	$
Shareholders’ equity under Canadian GAAP	2,416,661	2,775,810
IFRS adjustments – Increase (decrease) in equity:
Foreign currency translation (note i)	(49,568)	(89,888)
Business combinations (note ii)	-	3,971
Exploration and evaluation assets (note iii)	(5,266)	(5,266)
Asset retirement obligations (note iv)	(5,118)	(19,721)
Financial instruments (note v)	2,476	7,611
Warrants (note vi)	(555)	-
Flow-through shares (note vii)	(3,006)	24
Income and mining taxes (note viii)	29,995	31,005
Non-controlling interests reclassifications (note ix)	23,112	57,869
Other	(2,278)	(3,294)
	(10,208)	(17,689)
Total equity under IFRS	2,406,453	2,758,121

IAMGOLD CORPORATION – 2011 CONSOLIDATED FINANCIAL STATEMENTS

(b)	Reconciliation of consolidated net earnings for the year ended December 31, 2010

The following table presents the impact on net earnings. Each line is net of income and mining tax and non-controlling interests where applicable.

2010
$
Net earnings under Canadian GAAP	279,793
IFRS adjustments – Increase (decrease) in net earnings:
Unrealized loss on translating financial statements of foreign denominated entities (note i)	(5,213)
Business combinations (note ii)	(593)
Asset retirement obligations (note iv)	(14,603)
Warrants (note vi)	(183)
Flow-through shares (note vii)	2,256
Income and mining taxes (note viii)	233
Non-controlling interests reclassifications (note ix)	18,222
Other	(67)
52
Net earnings under IFRS	279,845

Net earnings from continuing operations	233,134
Net earnings from discontinued operations	46,711
Net earnings under IFRS	279,845

(c)	Reconciliation of consolidated comprehensive income for the year ended December 31, 2010

The following table presents the impact on comprehensive income. Each line is net of income and mining tax and non-controlling interests where applicable.

2010
$
Comprehensive income under Canadian GAAP	334,596
Adjustment to net earnings (see table (b) above)	52
Reversal of cumulative translation adjustment (note i)	(35,107)
Increase in unrealized gain in available-for-sale financial assets (notes v, viii)	5,912
Other	(949)
(30,092)
Comprehensive income under IFRS	304,504

Comprehensive income from continuing operations	257,793
Comprehensive income from discontinued operations	46,711
Comprehensive income under IFRS	304,504

(d)	Cash flow reconciliation

The statement of cash flow has been adjusted according to the following:

—

Interest paid and income and mining taxes paid have been shown separately within operating activities of the statement of cash flows, whereas they were previously disclosed as supplementary information.

IAMGOLD CORPORATION – 2011 CONSOLIDATED FINANCIAL STATEMENTS

(e)	Explanation of differences impacting the Company’s consolidated financial statements including IFRS 1 – First-Time Adoption of International Financial Reporting Standards

The following narratives explain the significant differences between Canadian GAAP accounting policies and the IFRS accounting policies adopted by the Company for the year beginning January 1, 2011, with comparative information for 2010 restated under IFRS, including the IFRS 1 exemptions and exceptions applied in the conversion from Canadian GAAP to IFRS. Only the differences having an impact on the Company are described below.

i.	Foreign currency translation

Canadian GAAP – The factors considered in the determination of the functional currency of the Company, its subsidiaries, associates and joint ventures were prioritized based on management judgment. The U.S. dollar was the functional currency of the Company and all of its activities, with the exception of the Company’s Canadian mining activities, for which the functional currency was the Canadian dollar.

IFRS – (IAS 21, The Effects of Changes in Foreign Exchange Rates) – The functional currency of the Company, its subsidiaries, associates and joint ventures is determined on the basis of primary economic environment factors. Secondary and other indicators may be used to provide further evidence of the functional currency. Finally, management judgment should be used if the indicators are mixed and the functional currency is not obvious, in order to determine the functional currency which most faithfully represents the economic effects of the underlying transactions, events and conditions of the entity.

Under IFRS, the U.S. dollar is the functional currency of the Company and all of its subsidiaries, associates and joint ventures. As a result, the cumulative translation adjustment within accumulated other comprehensive income on the consolidated balance sheet under Canadian GAAP was eliminated. Any monetary items denominated in a foreign currency are converted to U.S. dollars at the exchange rate in effect at the balance sheet date, non-monetary items at historical exchange rates, revenues and expenses at the average exchange rate in effect on the dates they occur and, depreciation, depletion and amortisation at the same historical exchange rates as the assets to which it relates. Foreign exchange gains and losses are recorded in the statement of earnings.

	January 1, 2010	December 31, 2010
	$	$
Decrease in receivables and other current assets	(170)	(147)
Decrease in inventories	(1,136)	(1,560)
Decrease in mining assets	(32,720)	(57,343)
Decrease in exploration and evaluation assets	(8,436)	(18,585)
Decrease in goodwill	(6,866)	(11,607)
Decrease in other non-current assets	(240)	(305)
Increase in asset retirement obligations	-	(341)
Decrease in cumulative translation adjustment	47,481	82,588
Decrease in retained earnings	2,087	7,300
Decrease in depreciation expense		(1,548)
Increase in accretion expense		2
Increase in foreign exchange losses		6,759
Decrease in net earnings		(5,213)

ii.	Business combinations

IFRS 1 provides the option to apply IFRS 3 Revised, Business Combinations, retrospectively or prospectively from the transition date. The retrospective basis would require restatement of all business combinations and all changes in interests in subsidiaries, associates and joint ventures that occurred prior to the transition date. The Company elected not to retrospectively apply IFRS 3 and transactions resulting in changes in interests that occurred prior to its transition date, and such business combinations and transactions were not restated.

IAMGOLD CORPORATION – 2011 CONSOLIDATED FINANCIAL STATEMENTS

In addition, as a condition under IFRS 1 for applying this exemption, goodwill relating to business combinations that occurred prior to the transition date was tested for impairment on the transition date even though no impairment indicators were identified. No impairment existed at the transition date.

The IFRS adjustments below (the La Arena transaction) relate to changes in interests in a subsidiary occurring after January 1, 2010.

La Arena transaction

Canadian GAAP – Consideration received as part of the farm-out arrangement resulted in a dilution in the Company’s interest of a subsidiary. Refer to note 5 relating to the La Arena project for more information. Non-controlling interests were adjusted to reflect the reduction in the Company’s interest in net assets of the subsidiary with a corresponding proportionate reduction recognized in the value of the related goodwill and a gain for the difference between these amounts and the consideration received.

IFRS – The difference between the amount by which non-controlling interests are adjusted and the consideration received is recognized directly in equity. No adjustment was made to the carrying amount of the assets and liabilities of the subsidiary, including goodwill.

	January 1, 2010	December 31, 2010
	$	$
Increase in goodwill	-	3,971
Increase in contributed surplus	-	(4,564)
Decrease in retained earnings	-	593
Decrease in interest income, derivatives and other investment gains		593
Decrease in net earnings		(593)

iii.	Exploration and evaluation assets

Canadian GAAP – Exploration expenses incurred prior to the date of establishing that a property has mineral resources with the potential of being economically recoverable were charged against earnings. Costs incurred subsequent to this date were capitalized until such time as the projects were brought into production or were deemed economically unfeasible.

IFRS – (IFRS 6, Exploration and Evaluation of Mineral Resources) – The Company’s policy is such that all exploration expenditures are charged to earnings. Evaluation expenditures, representing those activities that relate to the evaluation of the technical feasibility and commercial viability of extracting a mineral resource, are capitalized.

As a result, certain exploration costs capitalized under Canadian GAAP have been expensed under IFRS, resulting in a decrease in exploration and development assets. This change had an impact only on transition. There was no impact to earnings in the year ended December 31, 2010.

	January 1, 2010	December 31, 2010
	$	$
Decrease in exploration and evaluation assets	(6,353)	(6,353)
Decrease in deferred income and mining tax liabilities	1,087	1,087
Decrease in retained earnings	5,266	5,266

As part of the adoption of IFRS, the term “exploration and development” was replaced with “exploration and evaluation assets” in respect of capitalized exploration and evaluation projects.

IAMGOLD CORPORATION – 2011 CONSOLIDATED FINANCIAL STATEMENTS

iv.	Asset retirement obligations

Discount rate

Canadian GAAP – The discount rate used was the entity’s credit-adjusted risk-free interest rate. In addition, changes in the discount rate were not reflected in the measurement of the provision. The unwinding of the discount was presented as an operating expense. At the end of 2010, the average credit-adjusted risk-free interest rate was between 4.03% and 6.43% for all the Company’s mines and sites.

IFRS – (IAS 37, Provisions, Contingent Liabilities and Contingent Assets) – The discount rate used reflects the risks specific to the obligation. Changes to the discount rate require re-measurement of the provision. The unwinding of the discount is presented as a financing cost. The impact of the adoption of IFRS is mainly related to these changes in the discount rate. Total projected undiscounted cash outflow has not changed materially. At the end of 2010, the average discount rate was between 1.49% and 2.52% for all the Company’s mines and sites.

Measurement of obligation

Canadian GAAP – The obligation was measured based on fair value using third-party market assumptions.

IFRS – Asset retirement obligations are measured at the best estimate of the expenditure required to settle the present obligation at the balance sheet date.

IFRS 1 election – Decommissioning Liabilities Included in the Cost of Property, Plant and Equipment

Management has elected to use the IFRS 1 exemption which provides relief from the application of IFRIC 1, Changes in Existing Decommissioning, Restoration and Similar Liabilities, and prescribes an alternative treatment in determining the adjustment to the corresponding asset and retained earnings at the transition date for changes in the estimate of the liability that occurred before the transition date to IFRS.

	January	December
	1, 2010	31, 2010
	$	$
Increase in mining assets	7,253	20,933
Decrease in exploration and evaluation assets	-	(18)
Decrease in current asset retirement obligations	692	420
Increase in non-current asset retirement obligations	(14,757)	(47,822)
Decrease in deferred income and mining tax liabilities	1,694	6,766
Increase in non-controlling interests	(94)	(111)
Decrease in retained earnings	5,212	19,832
Increase in mining costs		24,599
Decrease in depreciation expense		(1,041)
Decrease in accretion expense		(3,868)
Increase in foreign exchange losses		(15)
Decrease in income and mining tax expense		(5,072)
Decrease in net earnings		(14,603)
Net earnings adjustments attributable to:
Equity shareholders of the Company		(14,620)
Non-controlling interests		17
		(14,603)

IAMGOLD CORPORATION – 2011 CONSOLIDATED FINANCIAL STATEMENTS

v.	Financial instruments

Unquoted marketable securities

Canadian GAAP – Investments in equity instruments classified as available-for-sale that did not have a quoted market price in an active market were measured at cost.

IFRS – (IAS 39, Financial Instruments: Recognition and Measurement) – These assets are recognized at fair value where fair value can be reliably measured.

	January 1, 2010	December 31, 2010
	$	$
Increase in marketable securities	2,830	8,698
Increase in deferred income and mining tax liabilities	(354)	(1,087)
Increase in fair value reserve	(2,476)	(7,611)
Increase in retained earnings	-	-
Increase in unrealized gain on available-for-sale financial assets		(5,868)
Income tax impact		733
Increase in other comprehensive income		5,135

vi.	Warrants

Canadian GAAP – Contracts to deliver a fixed number of equity instruments in exchange for a fixed amount of foreign currency were considered equity instruments and were accounted for at cost.

IFRS – The Company’s warrants have a Canadian dollar exercise price which differs from the Company’s functional currency. As a result, these warrants are treated as a liability and measured at fair value with changes in fair value recognized through net earnings.

In addition, in 2009, some warrants expired without being exercised and were allocated to contributed surplus under Canadian GAAP. Under IFRS, the value of these warrants was transferred to retained earnings.

	January 1, 2010	December 31, 2010
	$	$
Increase in long-term liabilities – Warrants	(555)	-
Increase in common shares	-	(590)
Decrease in contributed surplus	24,391	24,391
Decrease in equity – Warrants	148	-
Increase in retained earnings	(23,984)	(23,801)
Increase in derivative loss		183
Decrease in net earnings		(183)

vii.	Flow-through common shares

Canadian GAAP – Flow-through common shares were recorded at their face value, net of related issuance costs. On the date the tax credits were renounced, a future tax liability was recognized as a cost of issuing the shares.

IFRS – Flow-through common shares are recognized in equity based on the quoted price of the existing shares on the date of the issue. The difference between the amount recognized in common shares and the amount the investor pays for the shares is recognized as a deferred gain which is reversed into earnings as eligible expenditures are incurred. The deferred tax impact is recorded as eligible expenditures are incurred, provided the Company has the intention to renounce the related tax benefits.

IAMGOLD CORPORATION – 2011 CONSOLIDATED FINANCIAL STATEMENTS

	January 1, 2010	December 31, 2010
	$	$
Decrease in deferred income and mining tax liabilities	(3,006)	24
Decrease in common shares	1,741	967
Decrease (increase) in retained earnings	1,265	(991)
Increase in foreign exchange loss		128
Increase in other income		(8,249)
Increase in income and mining tax expense		5,865
Increase in net earnings		2,256

viii.	Income and mining taxes

Deferred tax on translation gains and/or losses on non-monetary assets and liabilities

Canadian GAAP – The tax effect of temporary differences related to translation gains or losses were specifically exempted from being recognized.

IFRS – (IAS 12, Income Taxes) – There is no such exemption under IFRS. A translation gain or loss will arise where the local tax currency is not the same as the functional currency. Deferred tax is recognized on the difference between the book value of the non-monetary assets and the underlying tax basis, translated to the functional currency using the current foreign exchange rate.

Deferred tax on intercompany transactions

Canadian GAAP – Recognition of a deferred tax asset or liability for a temporary difference arising from intercompany transactions was prohibited. Such temporary differences may arise when the tax base of the asset in the buyer’s jurisdiction differs from the carrying amount of the asset in the consolidated financial statements. Further, cash taxes paid or recovered as a result of a transfer of an asset were recorded as a deferred tax asset or liability in the financial statements and recognized through tax expense when the asset was leaving the Company or was otherwise utilized.

IFRS – There are no such exceptions under IFRS. Therefore, deferred tax is recognized for temporary differences arising on intercompany transactions measured at the tax rate of the buyer, and cash tax paid or recovered on intercompany transactions is recognized in the period incurred.

Classification of deferred tax

Canadian GAAP – Deferred taxes were split between current and non-current components on the basis of either the underlying asset or liability, or the expected reversal of items not related to an asset or liability.

IFRS – All deferred tax assets and liabilities are classified as non-current.

IAMGOLD CORPORATION – 2011 CONSOLIDATED FINANCIAL STATEMENTS

Other adjustments

Other adjustments from Canadian GAAP to IFRS have been tax affected.

	January 1, 2010	December 31, 2010
	$	$
Decrease in deferred income and mining tax liabilities	29,995	31,005
Increase in non-controlling interests	-	(714)
Increase in accumulated other comprehensive income	-	(777)
Increase to retained earnings	(29,995)	(29,514)
Increase in income and mining tax expense		2,212
Decrease in foreign exchange loss		(2,445)
Increase in net earnings		233
Net earnings adjustments attributable to:
Equity shareholders of the Company		(481)
Non-controlling interests		714
		233
Decrease in income and mining tax on items recognized directly in other comprehensive income		(777)

ix.	Non-controlling interests

Canadian GAAP – Non-controlling interests in the equity of a consolidated affiliate were classified as a separate component between liabilities and equity in the consolidated balance sheet and as a component of net earnings within the consolidated statement of earnings.

IFRS – Non-controlling interests are classified as a component of equity separate from the equity of the parent and are not included in net earnings, but rather presented as an allocation of net earnings.

x.	Impairment of property, plant and equipment

Recoverable amount

Canadian GAAP – A recoverability test was performed by first comparing the undiscounted expected future cash flows to be derived from the asset to its carrying amount. If the asset did not recover its carrying value, an impairment loss was calculated as the excess of the asset’s carrying amount over its fair value.

IFRS – (IAS 36, Impairment of Assets) – The impairment loss is calculated as the excess of the asset’s carrying amount over its recoverable amount, where the recoverable amount is defined as the higher of the asset’s fair value less costs to sell (“FVLCS”) and its value in use. Under the FVLCS calculation, expected future cash flows from the asset are discounted to their net present value less an estimate of the cost to sell the asset.

The change in measurement methodology did not have an impact on transition or the year ended December 31, 2010.

Reversal of impairment

Canadian GAAP – A reversal of impairment losses was not permitted.

IFRS – (IAS 39, Financial Instruments: Recognition and Measurement) – A reversal of impairment losses is required for assets other than goodwill if certain criteria are met.

On the transition date and in the year ended December 31, 2010, no reversal of impairment was recognized.

IAMGOLD CORPORATION – 2011 CONSOLIDATED FINANCIAL STATEMENTS

xi.	Other IFRS 1 exemptions and exceptions

IFRS 1 optional exemptions

Below are the remaining applicable optional exemptions in IFRS 1 applied in the conversion from Canadian GAAP to IFRS.

(i)

Borrowing costs – IFRS 1 permits the application of IAS 23, Borrowing Costs, which requires an entity to capitalize the borrowing costs related to all qualifying assets, retrospectively or prospectively from a date that is no later than the transition date. This is consistent with the Company’s policy under Canadian GAAP. As a result, no adjustment was required on transition to IFRS.

(ii)

Fair value as deemed cost – IFRS 1 permits the measurement of any item of property, plant and equipment at the item’s fair value on the date of transition as the item’s deemed cost. The Company elected to deem the cost of certain assets at their fair value on the date of transition. The selected assets had fair values that approximated their carrying values on January 1, 2010 and as a result, no transition adjustment was recorded. The aggregate fair value of items for which the deemed cost election was applied was $47,483,000 as at January 1, 2010.

IFRS Mandatory exceptions

As an applicable mandatory exception in IFRS 1 relevant to the Company’s conversion from Canadian GAAP to IFRS for estimates, hindsight is not used to create or revise estimates. The estimates previously made by the Company under Canadian GAAP were not revised for application of IFRS except where necessary to reflect any difference in accounting policies.

IAMGOLD CORPORATION – 2011 CONSOLIDATED FINANCIAL STATEMENTS

IAMGOLD Corporation

401 Bay Street, Suite 3200, PO Box 153

Toronto, Ontario, Canada M5H 2Y4

Toll Free 1 888 IMG 9999

www.iamgold.com